      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2001


                                                      REGISTRATION NO. 333-54120
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                              TORCH OFFSHORE, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

            DELAWARE                             1389                            74-2982117
  (State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of incorporation or organization)     Classification Code Number)            Identification No.)

                         401 WHITNEY AVENUE, SUITE 400
                          GRETNA, LOUISIANA 70056-2596
                                 (504) 367-7030
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              WILLIAM J. BLACKWELL
                         401 WHITNEY AVENUE, SUITE 400
                          GRETNA, LOUISIANA 70056-2596
                                 (504) 367-7030
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

         R. JOEL SWANSON                    MARK W. COFFIN                     JAMES H. WILSON
       BAKER BOTTS L.L.P.                 ADAMS AND REESE LLP              VINSON & ELKINS L.L.P.
        910 LOUISIANA ST.              1221 MCKINNEY, 44TH FLOOR         1001 FANNIN ST., SUITE 2300
     HOUSTON, TX 77002-4995                HOUSTON, TX 77010               HOUSTON, TX 77002-6760
         (713) 229-1234                     (713) 652-5151                     (713) 758-2222

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PRELIMINARY PROSPECTUS             Subject to completion            May 15, 2001

--------------------------------------------------------------------------------
5,000,000 SHARES


[TORCH LOGO]


TORCH OFFSHORE, INC.
COMMON STOCK
--------------------------------------------------------------------------------

This is our initial public offering of shares of our common stock. We expect the public offering price to be between $14.00 and $16.00 per share.


Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "TORC," subject to notice of issuance.



BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 8.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               PER SHARE             TOTAL
------------------------------------------------------------------------------------------
Public offering price                                                $         $
------------------------------------------------------------------------------------------
Underwriting discount and commissions                                $         $
------------------------------------------------------------------------------------------
Proceeds, before expenses, to Torch Offshore, Inc.                   $         $
------------------------------------------------------------------------------------------

The underwriters may also purchase up to 750,000 shares of common stock from the selling stockholders and us at the public offering price to cover over-allotments, if any. Delivery of the shares will be made on or about
          , 2001.

UBS WARBURG
                          CIBC WORLD MARKETS
                                                                     HOWARD WEIL
                                      A DIVISION OF LEGG MASON WOOD WALKER, INC.

                The date of this prospectus is           , 2001

        [Torch Offshore, Inc. logo with caption: "Torch Offshore, Inc."]

 [depiction of vessel providing subsea construction services on Gulf of Mexico
        Shelf with caption: "From the Gulf of Mexico Shelf Today . . ."]

 [depiction of vessel providing subsea construction services in deepwater with caption: ". . . To Deepwater Development Tomorrow"]

[photograph of the Midnight Carrier with caption: "The MIDNIGHT CARRIER is a 270
                          ft. diving support vessel."]

[photograph of the Midnight Brave with caption: "The MIDNIGHT BRAVE is a 275 ft.
                             pipelay/bury barge."]

 [photograph of the Midnight Star with caption: "The MIDNIGHT STAR is a 197 ft.
                            diving support vessel."]

                          [Torch Offshore, Inc. logo]

[photograph of the Midnight Eagle with caption: "The MIDNIGHT EAGLE is a 190 ft.
                           DP-2 pipelay/bury barge."]

[depiction of the Midnight Warrior with caption: "The MIDNIGHT WARRIOR will be a
               336 ft. DP-2 pipelay/subsea construction vessel."]

 [photograph of the Midnight Dancer with caption: "The MIDNIGHT DANCER is a 195
                          ft. diving support vessel."]

 [photograph of the Midnight Runner with caption: "The MIDNIGHT RUNNER is a 160
                           ft. pipelay/bury barge."]

[photograph of the Midnight Arrow with caption: "The MIDNIGHT ARROW is a 197 ft.
               DP-2 diving support/subsea construction vessel."]

 [text on middle left of page: "Torch owns and operates a fleet of specialized vessels, ranging from shallow water pipelay barges to dynamically positioned vessels for deepwater installation."]

[photograph of the Midnight Rider with caption: "The MIDNIGHT RIDER is a 260 ft.
                             pipelay/bury barge."]

    [photograph of Midnight Fox with caption: "The MIDNIGHT FOX is a 130 ft.
                   4-point/DP supply/diving support vessel."]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

--------------------------------------------------------------------------------

Prospectus summary....................    1
The offering..........................    5
Summary financial and operating
  information.........................    6
Risk factors..........................    8
Cautionary statement about forward-
  looking statements..................   14
Use of proceeds.......................   15
Dividend policy.......................   16
Capitalization........................   16
Dilution..............................   17
Selected historical financial and
  operating data......................   18
Unaudited pro forma condensed
  financial information...............   20
Management's discussion and analysis
  of financial condition and results
  of operations.......................   26
Business..............................   36
Management............................   49
Certain relationships and related
  party transactions..................   57
Principal and selling stockholders....   58
Description of capital stock..........   60
Shares eligible for future sale.......   64
Material United States federal tax
  consequences to Non-United States
  holders of common stock.............   66
Underwriting..........................   69
Legal matters.........................   72
Experts...............................   72
Where you can find more information...   72
Glossary of certain industry terms....   73
Index to financial statements.........  F-1


Until           , 2001, all dealers that buy, sell or trade the common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
                                                                               I

Prospectus summary

The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To learn more about the offering and our business, you should read the entire prospectus, including our financial statements and related notes appearing elsewhere in this prospectus. Unless we indicate otherwise, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised. If you are not familiar with some of the industry terms used in this prospectus, please read the section of this prospectus entitled "Glossary of certain industry terms."

OUR BUSINESS

We provide subsea construction services in connection with the infield development of offshore oil and natural gas reservoirs. We are a leading service provider in our market niche of installing and maintaining small diameter flowlines and related infrastructure associated with the development of offshore oil and natural gas reserves on the Continental Shelf of the Gulf of Mexico. Our customers are major energy companies as well as independent oil and natural gas operators. The primary services we provide include:

+ installation of flowlines and related infrastructure;

+ pipeline tie-ins and tie-backs;

+ riser installation;

+ pipeline surveys and installation engineering; and

+ integrated construction support.

The majority of our services are performed to facilitate the production of natural gas. We believe we are one of the leading installers of pipelines in water depths of less than 200 feet in the Gulf of Mexico. Based upon an annual survey conducted by Mustang Engineering, Inc. and Offshore Magazine, we increased our market share of all pipeline installation activities in water depths of less than 200 feet in the Gulf of Mexico from 15.99% in 1997 to 31.13% in 1999. Over the last three years, we have expanded our operations, capabilities and management expertise to enable us to provide deepwater services analogous to the services we provide on the Shelf.


Since 1997, we have increased the size of our fleet from three to eight construction and service vessels and upgraded three vessels. We had revenues of $39.0 million in 1997, $39.2 million in 1998, $21.3 million in 1999 and $46.2 million in 2000. We incurred net losses of $10.6 million in 1999 and $1.6 million in 2000. Our earnings or losses before interest, taxes, depreciation and amortization, or EBITDA, was $14.5 million in 1997, $11.8 million in 1998, $(5.0) million in 1999 and $7.5 million in 2000. For the twelve months ended March 31, 2001, our revenues were $54.0 million and our EBITDA was $10.7 million.



Lyle Stockstill, our chairman and chief executive officer, and Lana Hingle Stockstill, our senior vice president, started our business in 1978. Since inception, they, together with their family trusts, have owned at least 90% of our common stock.


--------------------------------------------------------------------------------

During the latest downturn in the oil and natural gas industry, we expanded, upgraded and modernized our fleet. Specifically, we:

+ completed the required drydocking of our fleet;

+ increased the maximum water depth in which the Midnight Brave and the Midnight
  Runner are capable of operating;

+ completed the conversion of the Midnight Carrier into a diving support vessel;


+ completed the construction of a new, fully redundant dynamically positioned pipelay/bury barge, the Midnight Eagle;



+ obtained a new, fully redundant dynamically positioned deepwater subsea construction vessel, the Midnight Arrow, under a long-term charter; and



+ completed the design, negotiated the construction contract and obtained a commitment for a financing guarantee from the U.S. Department of Transportation Maritime Administration, or MARAD, for a new, fully redundant dynamically positioned deepwater pipelay and subsea construction vessel, the Midnight Warrior.



BUSINESS DEVELOPMENTS


Since January 2000, we have reached several milestones, including:

+ In April 2001, we entered into an option to purchase a pipelay/bury barge, the BH-400 (to be renamed the Midnight Rider), which would increase our capabilities on the Shelf.

+ In January 2001, we renewed our alliance agreement with Unocal Corporation under which we provide at least 80% of Unocal's Spirit Energy 76 unit's pipelay, burial and riser installation service demands for its Gulf of Mexico operations in water depths of up to 200 feet. Services performed under this alliance accounted for 7.3% of our revenues for the year ended December 31, 2000.

+ For the year ended December 31, 2000, we installed more miles of pipeline than in any previous year.


+ In November 2000, the Midnight Eagle became the first vessel using dynamic positioning technology to simultaneously lay and bury pipe in the Gulf of Mexico.


+ In August 2000, we completed a pre-route pipeline inspection for a potential deepwater field development. The operations consisted of an inspection and mapping of the seabed floor in approximately 3,700 feet of water in the Gulf of Mexico.

+ In July 2000, the United States Coast Guard presented us with a certificate of appreciation in recognition of our promotion of offshore safety.

CONDITIONS IN OUR INDUSTRY


The price levels of oil and natural gas are the primary determinants of offshore exploration and development activity. From two year lows in February 1999 to May 9, 2001, NYMEX closing current oil contract prices have increased by 123% and NYMEX closing current natural gas contract prices have increased by 163%. As oil and natural gas prices increase or remain at favorable levels, our customers generally increase their capital budgets for additional offshore exploration and development. Portions of these budgets will be allocated towards the construction of subsea infrastructure for the delivery of oil and natural gas to production facilities or trunk lines.



Another major portion of the capital budgets will be allocated for exploration and production drilling activity. Because capital expenditures on drilling generally increase prior to any spending on construction, we consider the number of active jack-up drilling rigs to be the leading indicator of subsea construction activity on the Shelf. According to OneOffshore, Inc., the number of active jack-up drilling rigs on the Shelf has increased from a low of 76 in April 1999 to 144 in April 2001. Demand for our services on the Shelf generally follows successful drilling activities by three to 12 months. This is consistent with the recent improvement in our subsea construction activity on the Shelf, as evidenced


--------------------------------------------------------------------------------
 2
by our revenues of $54.0 million in the twelve month period ended March 31, 2001 as compared to our revenues of $22.0 million in the twelve month period ended March 31, 2000.


In the Gulf of Mexico, the number of hydrocarbon prospects in water depths greater than 1,500 feet increased from 93 in 1990, as reported by the Minerals Management Service, to approximately 241 in October 2000, as reported by Offshore Magazine. We have noticed that demand for pipeline installation for deepwater projects exceeding 1,000 feet of water depth generally follows initial exploration drilling activities by at least three years. According to OneOffshore, Inc., as of December 2000, 128 subsea development projects were under contemplation in water depths in excess of 1,000 feet in North America. As these deepwater projects progress, we expect that there will be an increase in the backlogs of companies providing relevant subsea construction services. Relatively few vessels domiciled in the Gulf of Mexico are equipped to handle these deepwater subsea construction jobs.

OUR STRATEGY

We believe that we are well positioned to benefit from the increased level of activity in the Gulf of Mexico, both on the Shelf and in deepwater regions. We also believe that our greatest long-term future growth opportunities lie in the natural extension of our market niche of installing and maintaining small diameter flowlines and related infrastructure to deepwater.

Our strategy is to add value for our stockholders by continuing to take advantage of opportunities on the Shelf while expanding our niche services into the deepwater markets of the Gulf of Mexico and of the South Atlantic Basin. We intend to execute our deepwater expansion strategy by:

+ focusing on projects involving small diameter infield flowlines and related infrastructure where we have analogous expertise on the Shelf;

+ providing cost effective services through an expanded fleet of specially designed and equipped vessels; and

+ leveraging our customer relationships and alliances.


RISK FACTORS



You should review and consider carefully the matters set forth under the caption "Risk factors," as well as the other information set forth in this prospectus, including that our results will be affected by the volatile nature of oil and gas prices, our plans to expand our services into the deepwater may not be successful, we may have difficulty upgrading our existing vessels and acquiring or constructing new vessels and we have incurred losses from operations in recent years, before deciding whether to invest in our common stock. One or more of these matters could negatively impact our ability to successfully implement our business strategy and the value of your investment in our stock.


OUR FLEET


We operate a diversified fleet of eight construction and service vessels. In April 2001, we entered into an option to purchase a pipelay/bury barge, the BH-400, which terminates on July 31, 2001. We intend to exercise this option following the completion of the offering. In March 2000, we entered into a contract to construct a new generation, fully redundant dynamically positioned vessel, the Midnight Warrior, for deepwater pipelay and subsea construction. Dynamic positioning technology allows a vessel to maintain its position without the use of anchors. Dynamic positioning technology allows vessels to operate in deeper water than would otherwise be possible, lay pipe more quickly and work more efficiently in congested areas like the Shelf. Three of our existing vessels are equipped with dynamic positioning technology. Of these, two are equipped with fully redundant dynamic positioning technology that can hold the vessel in place in the event of multiple problems in the primary dynamic positioning system. In addition, three of our vessels are specifically equipped to simultaneously lay and bury pipelines. Regulations of the Minerals Management Service require that all pipelines installed in water depths of less than 200 feet be buried.


--------------------------------------------------------------------------------

We also have an option to construct the Midnight Warrior II, a sister ship of the same design as the Midnight Warrior. This option terminates on April 15, 2002. We believe significant advantages and savings can be realized by having two substantially identical vessels in terms of scheduling, spare parts and flexibility regarding optional equipment modules for use on either vessel. We are currently consulting with our customers to determine when there will be sufficient demand for the Midnight Warrior II and exploring the possibility of MARAD-guaranteed financing for the vessel.



Complementing the Midnight Arrow by adding the Midnight Warrior, and potentially the Midnight Warrior II, would facilitate our expansion into deepwater. We designed the Midnight Warrior and the Midnight Warrior II to cost effectively install small diameter infield flowlines and related infrastructure in deepwater. We believe that further increasing our deepwater capabilities by upgrading our existing vessels to use fully redundant dynamic positioning and other advanced technologies and acquiring additional vessels with these technologies will position us to take advantage of increases in deepwater construction activities in the Gulf of Mexico and elsewhere.


STRUCTURE AND OWNERSHIP

Mr. and Mrs. Stockstill formed our predecessor, Torch, Inc., in 1978. In May 2000, Torch, Inc. and funds managed and advised by Lime Rock Partners LLC, or Lime Rock, formed Torch Offshore, L.L.C. to hold substantially all of the assets and liabilities of Torch, Inc. Lime Rock is a private equity firm focusing exclusively on the energy industry. For financial reporting purposes, the contribution of the assets and liabilities of Torch, Inc. to Torch Offshore, L.L.C. was considered a recapitalization of Torch, Inc. All historical share and unit data have been restated to reflect the impact of the recapitalization. In this prospectus, historical share and common unit data are expressed in terms of shares, and references to stockholders include unitholders for all relevant periods.

Torch Offshore, Inc., the issuer of the common stock offered by this prospectus, is a new holding company formed to own our business. Torch, Inc. and Lime Rock collectively hold all of the membership interests in Torch Offshore, L.L.C. Concurrent with the closing of the offering, Torch, Inc. and Lime Rock will contribute their membership interests in Torch Offshore, L.L.C. to Torch Offshore, Inc. in exchange for shares of common stock in Torch Offshore, Inc., a transaction which we refer to as the "Contribution." As a result of the Contribution our business will become a corporation subject to federal and state income taxes, and we will record a charge to operations on the closing date of the Contribution for deferred taxes. For more information regarding this charge, you should read "Unaudited pro forma condensed financial information."

In this prospectus, the terms "we," "us" and "our" refer to Torch Offshore, Inc. and, unless the context otherwise requires, its subsidiaries, including Torch Offshore, L.L.C. (the successor to the historical operations of Torch, Inc.), after giving effect to the Contribution.


Upon completion of the offering, Mr. and Mrs. Stockstill and their family trusts will beneficially own the majority of our outstanding common shares. Accordingly, these stockholders will have the ability to control the election of our directors and the outcome of all other matters submitted to a vote of our stockholders.


COMPANY INFORMATION

Our principal executive offices are located at 401 Whitney Ave., Suite 400, Gretna, Louisiana 70056-2596, and our telephone number at that address is (504) 367-7030.

--------------------------------------------------------------------------------
 4

The offering

Common stock we are offering........     5,000,000 shares

Common stock to be outstanding after
the offering........................     13,333,333 shares


Nasdaq National Market symbol.......     "TORC"


Use of proceeds.....................     We estimate that our net proceeds from
                                         the offering will be approximately $69
                                         million. We intend to use these net
                                         proceeds as follows:


                                         + approximately $9 million to provide
                                           the equity investment necessary to
                                           build the Midnight Warrior;
                                         + approximately $11 million to provide
                                           a portion of the interim construction
                                           financing for the Midnight Warrior;
                                         + approximately $34 million to repay
                                           indebtedness outstanding at the time
                                           of the offering;
                                         + approximately $10 million to purchase
                                           the BH-400;
                                         + approximately $3 million for
                                           construction of a reel base shore
                                           facility and miscellaneous equipment
                                           upgrades; and
                                         + any balance for general corporate
                                           purposes.


                                         See "Use of proceeds."

Risk factors........................     Investing in our common stock involves
                                         significant risks. See "Risk factors."

Except as otherwise indicated, the information in this prospectus, including the number of shares to be outstanding after the offering, assumes the following:


+ the issuance of 7,505,000 shares (including 1,000 shares previously issued) in consideration for the contribution of all of the outstanding interests in Torch Offshore, L.L.C. held by Torch, Inc.;


+ the issuance of 828,333 shares in consideration for the contribution of all of the outstanding interests in Torch Offshore, L.L.C. held by Lime Rock;

+ no exercise of the underwriters' over-allotment option; and

+ the exclusion of approximately 300,000 shares issuable upon exercise of options to be granted in connection with the offering at an exercise price equal to the initial public offering price.

--------------------------------------------------------------------------------

Summary financial and operating information


The following table presents summary financial and operating data of Torch Offshore, L.L.C. and its predecessor, Torch, Inc., for the periods shown. The information in the following table may not be indicative of our future results. You should read the following data with the more detailed information appearing in "Selected historical financial and operating data," "Management's discussion and analysis of financial condition and results of operations," "Unaudited pro forma condensed financial information" and the financial statements, including the notes thereto, appearing elsewhere in this prospectus.


The unaudited pro forma condensed financial information set forth below gives effect to:


+ the Contribution and our recording of $2.8 million in net deferred income taxes in connection with the Contribution; and



+ the sale of common stock in the offering at an assumed initial public offering price of $15.00 per share and the repayment of debt and the temporary investment of the remaining net proceeds to us pending application thereof as described in "Use of proceeds."



The unaudited pro forma condensed statement of operations data for the year ended December 31, 2000 and the three months ended March 31, 2001 is presented as if such transactions had occurred on January 1, 2000. The unaudited condensed pro forma balance sheet data as of March 31, 2001 is presented as if such transactions occurred on March 31, 2001.



                                                                                                       UNAUDITED      UNAUDITED
                                                                                     UNAUDITED         PRO FORMA      PRO FORMA
                                                                                   THREE MONTHS           YEAR       THREE MONTHS
(in thousands, except per share                                                        ENDED             ENDED          ENDED
and operating data)                         YEARS ENDED DECEMBER 31,                 MARCH 31,        DECEMBER 31,    MARCH 31,
STATEMENT OF OPERATIONS DATA          1997       1998       1999       2000       2000       2001         2000           2001
---------------------------------------------------------------------------------------------------------------------------------
Revenues..........................  $ 38,955   $ 39,224   $ 21,252     46,205   $  6,661   $ 14,491     $46,205        $14,491
Cost of sales.....................    22,243     25,198     21,190     34,011      5,862     10,383      34,011         10,383
Gross profit......................    16,712     14,026         62     12,194        799      4,108      12,194          4,108
Depreciation and amortization.....     1,229      2,187      3,469      4,941      1,171      1,469       4,941          1,469
Income (loss) from operations.....    13,245      9,566     (8,475)     2,540     (1,231)     1,680       2,540          1,680
Income (loss) before income
 taxes............................    11,567      9,075     (9,888)    (1,273)    (2,170)       769       2,541          1,680
Net income (loss) before
 extraordinary item...............    11,415      9,032     (9,892)    (1,273)    (2,170)       769       1,614          1,067
Net income (loss) attributable to
 common stockholders..............    11,415      9,032    (10,568)    (1,578)(1)   (2,170)      655(1)     1,614        1,067
Diluted income (loss) per share...      5.68       4.48      (5.50)     (0.82)(1)    (1.13)     0.34(1)      0.12(2)      0.08(2)
Diluted income (loss) per share,
 as adjusted(3)...................      1.45       1.15      (1.41)     (0.21)     (0.29)      0.09
OTHER FINANCIAL DATA
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(4).........................  $ 14,474   $ 11,753   $ (5,006)  $  7,481   $    (60)  $  3,149     $ 7,481        $ 3,149
Net cash provided by (used in):
 Operating activities.............     8,195      9,997     (4,206)     1,746        474     (2,752)
 Investing activities.............   (13,968)   (22,047)    (6,451)    (2,538)       (71)      (110)
 Financing activities.............     6,455     11,467     11,557        463     (1,618)     1,978
BALANCE SHEET DATA (AT END OF PERIOD)
---------------------------------------------------------------------------------------------------------------------------------
Working capital...................  $  2,825   $   (663)  $ (7,772)  $(10,103)  $(10,259)  $ (9,768)                   $36,442
Property, net.....................    10,971     31,702     41,120     40,202     40,324     39,418                     39,418
Total assets......................    28,802     47,586     54,069     57,988     51,363     60,241                     92,181
Long-term debt, excluding current
 portion..........................     6,540     17,915     29,522     23,957     28,167     22,340                         --
Mandatorily redeemable convertible
 preferred units(5)...............        --         --         --      4,678         --      4,699                         --
Stockholders' equity..............    13,590     18,723      7,889      6,311      5,719      6,966                     76,715
OPERATING DATA
---------------------------------------------------------------------------------------------------------------------------------
Available revenue days(6).........       959      1,521      1,953      2,603        647        720
Revenue days worked...............       847      1,092        981      1,820        292        459
Total pipelay mileage.............       122        137        125        186         29         60
Average revenue per mile of pipe
 laid.............................  $319,303   $236,482   $145,632   $218,300   $228,600   $213,700
Average miles per pipelay job.....       2.7        3.1        4.0        2.9        4.1        4.6
Total vessels in operation (at end
 of period).......................         3          6          6          8          8          8
AVERAGE PRICE(7)
---------------------------------------------------------------------------------------------------------------------------------
Crude oil (per barrel)............  $  20.61   $  14.40   $  19.32   $  30.28   $  28.77   $  28.68
Natural gas (per thousand cubic
 feet)............................      2.47       2.16       2.31       4.31       2.61       6.23



                                                                            (See
footnotes on next page)


--------------------------------------------------------------------------------
 6

(1)On a pro forma basis, as if we had been subject to income taxes, for the year ended December 31, 2000 and the three months ended March 31, 2001, net income
   (loss) attributable to common stockholders would have been $(1,002) and $416, respectively, and diluted income per share would have been $(0.52) and $0.22, respectively.



(2)On a pro forma basis, assuming that the offering is limited to only that number of shares required to generate sufficient net proceeds to repay debt outstanding at March 31, 2001, our diluted income per share for the year ended December 31, 2000 and the three months ended March 31, 2001 would have been $0.15 and $0.10, respectively.



(3)Represents historical diluted income (loss) per share adjusted for the assumed recapitalization resulting from the contribution of 1,920,000 common membership units to us in exchange for 7,505,000 shares of our common stock. Does not reflect the contribution of 212,000 preferred membership units to us in exchange for 828,333 shares of our common stock.


(4)EBITDA represents earnings before net interest, income taxes, depreciation and amortization. EBITDA is presented here to provide additional information about our operations. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as a better measure of liquidity. In addition, our EBITDA calculation may not be comparable to similarly titled measures of other companies.

(5)Represents $4.7 million of mandatorily redeemable convertible preferred membership units that will be exchanged for common stock as part of the Contribution.


(6) Represents total calendar days for each vessel less any days a vessel was non-operational.



(7)Based on the monthly average closing current contract prices posted by the NYMEX.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Risk factors
You should consider carefully the following risk factors and all other information in this prospectus before you decide to purchase our common stock. Investing in our common stock is speculative and involves significant risk. Any of the following risks could impair our business, financial condition and operating results, could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL OR NATURAL GAS PRICES COULD RESULT IN LOWER EXPENDITURES BY THE OIL AND NATURAL GAS INDUSTRY, THEREBY REDUCING OUR REVENUE.
Demand for our services is greatly influenced by oil and natural gas prices. Because of the volatility of these prices, demand for our services may vary significantly. The capital expenditure programs of our customers, which include major energy companies and independent oil and natural gas operators, are primarily influenced by the level of oil and natural gas prices and the availability of funds.


Oil and natural gas prices and the level of offshore drilling and exploration activity have varied substantially in recent years, resulting in significant fluctuations in demand for our services. Significant downturns in the oil and natural gas industry in the past have adversely impacted our financial performance, resulting in operating losses. A significant or prolonged reduction in oil or natural gas prices in the future would likely depress offshore drilling and development activity. A substantial reduction in such activity would reduce demand for our services and have a material adverse effect on our financial condition and results of operations.


OUR PLANS TO EXPAND OUR SERVICES INTO THE DEEPWATER MAY NOT BE SUCCESSFUL.

An important part of our growth strategy is our ability to successfully expand our current services into the deepwater market. We are devoting significant resources to this strategy. Specifically, we recently expanded our deepwater capabilities by upgrading an existing vessel and chartering a new vessel. We also have entered into a contract to construct a new generation, specially designed and equipped, deepwater pipelay and subsea construction vessel. We may not be successful in obtaining or executing contracts to provide deepwater services.



WE MAY HAVE DIFFICULTY UPGRADING OUR EXISTING VESSELS AND ACQUIRING OR CONSTRUCTING NEW VESSELS ON ACCEPTABLE TERMS, WHICH COULD ADVERSELY AFFECT OUR STRATEGY TO GROW AND EXPAND OUR DEEPWATER SERVICES.


Upgrading our existing vessels and acquiring or constructing new vessels are key elements of our strategy to initiate and expand our deepwater services. We intend to use a portion of the net proceeds of the offering to construct an additional vessel, and we may pursue the acquisition of existing vessels for modification or the acquisition of other companies with operations related to or complementary with our current operations and our deepwater expansion strategy. We may not be able to identify and acquire acceptable marine equipment or complementary companies on financial or other terms acceptable to us. Additionally, we may not be able to obtain financing for the acquisitions on acceptable terms. A significant or prolonged reduction in oil or natural gas prices in the future would depress offshore drilling and development activity and adversely affect our ability to obtain financing for acquisitions. The construction and refurbishment of marine equipment involves potential delays and increased costs due to unanticipated delays in equipment deliveries, scheduling of service providers, equipment condition problems and unforeseen difficulties with assembly or construction. Any inability on our part to purchase additional marine equipment or other complementary vessels on


--------------------------------------------------------------------------------
 8

RISK FACTORS
--------------------------------------------------------------------------------

acceptable financial or other terms could have a material adverse effect on our strategy to grow and expand our deepwater services business.

DELAYS OR COST OVERRUNS IN THE CONSTRUCTION OF THE MIDNIGHT WARRIOR COULD ADVERSELY AFFECT OUR BUSINESS, AND EXPECTED CASH FLOWS FROM THE MIDNIGHT WARRIOR UPON COMPLETION MAY NOT BE IMMEDIATE OR AS HIGH AS EXPECTED.

In the second quarter of 2001, we expect to begin construction of the Midnight Warrior at an estimated cost of $70 million. The Midnight Warrior is currently scheduled to be placed into service by mid-2003. Any delay in finalizing the financing of the cost of the Midnight Warrior or in obtaining the required interim financing could delay construction. Additionally, we may not be able to obtain the required interim financing on acceptable terms. This project is subject to the risks of delays or cost overruns inherent in vessel construction projects. These risks include:


+ unforeseen quality or engineering problems;

+ work stoppages;

+ weather interference;

+ unanticipated cost increases;

+ delays in receipt of necessary equipment; and

+ inability to obtain the requisite permits or approvals.

Significant delays could have a material adverse effect on expected contract commitments for this vessel and our future revenues and cash flows. We will not receive any revenues or cash flow from the Midnight Warrior until it is placed in service and customers enter into binding arrangements with us, potentially several months or more after the vessel is completed. Furthermore, customer demand for the Midnight Warrior may not be as high as we currently anticipate, and, as a result, our future cash flows may be adversely affected.


AFTER NOVEMBER 6, 2001, MARAD WILL HAVE THE OPTION TO TERMINATE ITS COMMITMENT TO GUARANTEE FINANCING FOR THE MIDNIGHT WARRIOR.


MARAD will have the option to terminate its commitment to guarantee the long-term financing of up to 87.5% of the cost of the Midnight Warrior if we have not placed a portion of the permanent long-term financing, as authorized by MARAD, by November 6, 2001. If we are unable to place a portion of the long-term financing by that time and MARAD elects to terminate its commitment, we will be required to obtain the long-term financing without the benefit of MARAD's guarantee. We may not be able to obtain the long-term financing without MARAD's guarantee, and any long-term financing that we are able to obtain will be on terms less favorable than MARAD guaranteed financing.


WE HAVE INCURRED LOSSES IN RECENT PERIODS AND MAY INCUR ADDITIONAL LOSSES IN THE FUTURE.
We have, from time to time, incurred losses from operations, particularly during periods of low industry-wide demand for marine construction services. We incurred net losses of $10.6 million in 1999 and $1.6 million in 2000, primarily because of weaker demand for our services. We may not be profitable in the future. If we do achieve profitability in any period, we may not be able to sustain or increase such profitability on a quarterly or annual basis. We have had little cash flow during several recent periods. Insufficient cash flow may adversely affect our ability to fund anticipated capital expenditures required to achieve profitability.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

THE SEASONAL NATURE OF THE OFFSHORE CONSTRUCTION INDUSTRY MAY CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.
The offshore construction industry in the Gulf of Mexico is seasonal as a result of weather conditions and the timing of capital expenditures by our customers. Typically, the greatest demand for offshore construction services is during the period from May through September. Because of the seasonal nature of the business, our quarterly results may fluctuate. In addition, the results of any particular quarter are not necessarily indicative of annual results or continuing trends.

OUR ORIGINAL ESTIMATES OF COSTS ASSOCIATED WITH OUR LUMP-SUM FIXED-PRICED CONTRACTS MAY BE INCORRECT AND RESULT IN LOSSES ON PROJECTS AND, THEREFORE, ADVERSELY EFFECT OUR OPERATING RESULTS.
Because of the nature of the offshore construction industry, the majority of our projects are performed on a lump-sum fixed-price basis. Changes in offshore job conditions and variations in labor and equipment productivity may adversely affect the costs and gross profit realized on a lump-sum fixed-price contract and may cause variations from the original estimates of those items. Since we expect that our deepwater contracts may extend over several quarters, variations from the original estimates of these items on our deepwater contracts may result in a reduction or elimination of previously reported profits. In addition, we typically bear the risk of delays caused by adverse weather conditions, excluding hurricanes and named tropical storms. The risks inherent in the offshore construction industry may result in the profits we realize on projects differing from those originally estimated and may result in reduced profitability or losses on our projects.

WE DEPEND ON SEVERAL SIGNIFICANT CUSTOMERS, AND A LOSS OF ONE OR MORE SIGNIFICANT CUSTOMERS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.
Our customers consist primarily of major energy companies and independent oil and natural gas operators. In recent years, single customers have accounted for 10% or more of our revenues. In 2000, our two largest customers accounted for 15.5% and 11.1%, respectively, of our revenues. The loss of any one of our largest customers or a sustained decrease in demand by our customers could result in a substantial loss of revenues and could have a material adverse effect on our operating performance.

THE LOSS OF ANY MEMBER OF OUR SENIOR MANAGEMENT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.
Our success depends heavily on the continued services of our senior management. Our senior management consists of a small number of individuals relative to other comparable or larger companies. These individuals are Lyle G. Stockstill, our Chief Executive Officer, Lana J. Hingle Stockstill, our Senior Vice President -- Administration, Eric N. Smith, our Executive Vice President and William J. Blackwell, our Chief Financial Officer. If we lost or suffered an extended interruption in the services of one or more of our senior officers, our results of operations could be adversely affected. Moreover, we may not be able to attract and retain qualified personnel to succeed members of our senior management. See "Management."

WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES IN OUR INDUSTRY. The industry in which we operate is highly competitive. Several of our competitors are substantially larger than we are and have greater financial and other resources. Price is the primary factor in determining which qualified contractor is awarded the job. Customers also consider the availability and capabilities of equipment and the reputation and experience of the contractor in awarding jobs. Competitors with greater financial resources may be willing to sustain losses on projects to prevent further market entry by competitors, to cover the fixed costs of their fleets or to avoid the expense of temporarily idling vessels. Marine construction vessels have few alternative uses and relatively high maintenance costs whether or not they are in operation. As we increase the portion of our operations conducted in deepwater, we will face additional competitors, many of which have more vessels and

--------------------------------------------------------------------------------
 10

RISK FACTORS
--------------------------------------------------------------------------------

greater experience in deepwater operations. As large international companies relocate vessels to the Gulf of Mexico, levels of competition may increase and our business involving deepwater projects could be adversely affected.

OFFSHORE CONSTRUCTION IS SUBJECT TO VARIOUS OPERATING RISKS, AND WE MAY LACK ADEQUATE INSURANCE TO COVER THESE OPERATING RISKS.
Offshore construction involves a high degree of operational risk. Hazards, such as vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in marine operations. In addition, vessels engaged in pipeline operations can disrupt existing pipelines. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and the suspension of production operations. The failure of offshore pipelines and structural components during and after installation can also result in similar injuries and damages. Our insurance may not be sufficient or effective to protect us from these operating risks. A successful claim for damages resulting from a hazard for which we are not fully insured could have a material adverse effect on us. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable.

REGULATORY AND ENVIRONMENTAL COMPLIANCE COSTS AND LIABILITIES COULD ADVERSELY AFFECT OUR BUSINESS.
Our operations are subject to and affected by various types of governmental regulation, including numerous federal, state and local environmental protection laws and regulations. Compliance with these laws and regulations may be difficult and expensive. In addition, significant fines and penalties may be imposed for noncompliance. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, rendering a party liable for environmental damages without regard to its negligence or fault. Sanctions for noncompliance with these laws and regulations may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecutions. These laws and regulations may expose us to liability for the conduct of or conditions caused by others, including our subcontractors, or for our acts that were in compliance with all applicable laws at the time these acts were performed. The adoption of laws or regulations curtailing exploration and development drilling for oil and natural gas for economic, environmental or other policy reasons could adversely affect our operations by limiting demand for our services. In addition, new legislation or regulations or changes in existing regulations may adversely affect our future operations and earnings.

IF WE ARE UNABLE TO ATTRACT AND RETAIN SKILLED WORKERS OUR BUSINESS WILL BE ADVERSELY AFFECTED.
Our ability to remain productive and profitable depends substantially upon our ability to continue to retain and attract project managers, project engineers and skilled construction workers such as divers, welders, pipefitters and equipment operators. Our ability to expand our operations is impacted by our ability to increase our labor force. The demand for skilled workers is currently high and the supply is limited. A significant increase in the wages paid or benefits offered by competing employers could result in a reduction in our skilled labor force, increases in our employee costs, or both. If either of these events occur, our capacity and profitability could be diminished and our growth potential could be impaired.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

WE HAVE A LIMITED CALL RIGHT ON SHARES OF OUR COMMON STOCK OWNED BY NON-UNITED STATES CITIZENS THAT MAY REQUIRE THEM TO SELL THEIR SHARES AT AN UNDESIRABLE TIME OR PRICE.
Our certificate of incorporation contains limitations on the percentage of our outstanding common stock and other classes of voting securities that can be owned by persons who are not United States

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

citizens within the meaning of statutes relating to the ownership of United States flagged vessels. At present, our certificate of incorporation provides that no more than 23% of our outstanding common stock may be owned by persons other than United States citizens. The restrictions imposed by our certificate of incorporation will in some cases allow us to, among other things, redeem shares owned by non-United States citizens at a price based on the then-current market price of the shares. As a result, non-United States citizens may be required to sell their shares at an undesirable time or price.

THE OWNERSHIP OF OUR COMMON STOCK BY OUR PRINCIPAL STOCKHOLDERS WILL LIMIT THE INFLUENCE OF PUBLIC STOCKHOLDERS.

Upon completion of the offering, Mr. and Mrs. Stockstill and their family trusts will beneficially own approximately 56.3% of our outstanding shares of common stock, or 52.0% if the over-allotment option is exercised in full and the selling stockholders sell the maximum number of shares that they are entitled to sell in the over-allotment option. Accordingly, these stockholders will have the ability to control the election of our directors and the outcome of all other matters submitted to a vote of our stockholders, which may have the effect of delaying or preventing a change in control. The interests of these stockholders may differ from yours, and these stockholders may vote their common stock in a manner that may adversely affect you.


THE CONTROLLING OWNERSHIP POSITION OF MR. AND MRS. STOCKSTILL AND THEIR FAMILY TRUSTS AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS MAY DISCOURAGE ACQUISITION BIDS, WHICH MAY REDUCE OR ELIMINATE THE LIKELIHOOD OF A CHANGE OF CONTROL TRANSACTION AND, THEREFORE, YOUR ABILITY TO SELL YOUR SHARES FOR A PREMIUM.
In addition to the controlling ownership position of Mr. and Mrs. Stockstill and their family trusts, provisions of our certificate of incorporation and bylaws may discourage acquisition bids and may make it more difficult for a third party to acquire control of our company, including in transactions that a stockholder might consider in his or her best interests or that might result in a premium over the market price of the common stock. Our certificate of incorporation and bylaws:

+ limit stockholder proposals at stockholder meetings;

+ prohibit our stockholders from calling special meetings of stockholders; and

+ limit our stockholders' ability to act by written consent in lieu of a meeting.

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock. The board of directors can fix the terms of the preferred stock without any action on the part of our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction or could be used to put in place a "poison pill." This may adversely affect the market price and interfere with the voting and other rights of the holders of our common stock.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. As a result, they may limit the price that some investors might be willing to pay in the future for shares of our common stock. These provisions may also impede changes in our management.

THE AVAILABILITY OF SHARES OF OUR COMMON STOCK FOR FUTURE SALE COULD DEPRESS OUR STOCK PRICE.
Sales by Mr. and Mrs. Stockstill, their family trusts or Lime Rock of a substantial number of shares of our common stock in the public markets following the offering and after the expiration of applicable lock-up restrictions, or the perception that such sales might occur, could have a material adverse affect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. See "Shares eligible for future sale."

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 12

RISK FACTORS
--------------------------------------------------------------------------------

OUR DEBT AGREEMENT RESTRICTIONS MAY LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, TO PURSUE OTHER BUSINESS OPPORTUNITIES AND TO PAY DIVIDENDS. Covenants contained in our debt arrangements require us to meet certain financial tests, which may limit:

+ our flexibility in planning for, and reacting to, changes in our business;

+ our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities;

+ our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited; and

+ our ability to pay dividends.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

The initial public offering price is substantially higher than the pre-offering pro forma net tangible book value per share of our common stock. If you buy our common stock in the offering, you will incur immediate and substantial dilution. The dilution will be approximately $9.25 per share in pro forma net book value, based on an assumed initial public offering price of $15.00 per share. See "Dilution."


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Cautionary statement about forward-looking statements

This prospectus, including the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance, including our business strategy, and involve known and unknown risks and uncertainties. These factors may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology.

These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

--------------------------------------------------------------------------------
 14

--------------------------------------------------------------------------------

Use of proceeds


We estimate that the net proceeds to us from the offering, based upon an assumed initial public offering price of $15.00 per share, will be approximately $69 million, or $74 million if the underwriters exercise their over-allotment option in full and the selling stockholders sell the maximum number of shares they are entitled to sell in the over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders in the over-allotment option. We intend to use the net proceeds to us as follows:



+ approximately $9 million to provide the equity investment necessary to build the Midnight Warrior;



+ approximately $11 million to provide a portion of the interim construction financing for the Midnight Warrior;



+ approximately $34 million to repay indebtedness under a loan with Transamerica
  Equipment Financial Services Corporation and loans with Regions Bank;


+ approximately $10 million to purchase the BH-400;

+ approximately $3 million for construction of a reel base shore facility and miscellaneous equipment upgrades; and

+ any balance for general corporate purposes.


Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities or government obligations.



The Transamerica loan matures in August 2005 and bears interest at a fixed rate of 10.56% per year. At April 30, 2001, approximately $25.8 million was outstanding under the Transamerica loan. In addition, we will pay a prepayment penalty of approximately $0.8 million to Transamerica in connection with the repayment of the loan. We have an $8.0 million revolving line of credit and an equipment loan with Regions Bank. The revolving line of credit matures in November 2001 and bears interest at a variable annual rate equal to 3.0% plus the 30-day LIBOR rate. The equipment loan matures in August 2002 and bears interest at a fixed rate of 8.5% per year. At April 30, 2001, approximately $6.1 million was outstanding under the revolving line of credit and approximately $1.2 million was outstanding under the equipment loan.



The amount required to build the Midnight Warrior will be approximately $70 million, including MARAD's guarantee fee and interest costs incurred during construction. We have a written commitment from MARAD to provide a government guarantee supporting the long-term financing of up to 87.5% of the cost of the Midnight Warrior when it is delivered. The balance of the funding requirements are represented by the approximately $9 million in equity we will provide from the proceeds of the offering. We expect the interest rate on this long-term financing will be comparable to United States agency financing at the time. We expect that we will be required to provide approximately $11 million of interim construction financing for the Midnight Warrior, with additional interim construction funds of approximately $50 million to be provided by commercial lenders pending completion of the vessel and long-term financing. We are currently in discussions with lenders to provide this interim construction financing for the vessel. MARAD has the option to terminate the commitment if we have not placed a portion of the permanent long-term financing, as authorized by MARAD, by November 6, 2001. The commitment is also subject to customary conditions. In the past, MARAD has not terminated commitments where the applicant was making demonstrable progress towards a closing. We cannot assure you that we will be able to demonstrate sufficient progress or that MARAD will continue to honor the commitment beyond November 6, 2001.


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                                                                              15

--------------------------------------------------------------------------------

Dividend policy

We do not plan to declare or pay any cash dividends in the foreseeable future. Instead, we intend to retain any future earnings for use in our business.

Capitalization


The following table sets forth our capitalization as of March 31, 2001:


+ on an actual basis;


+ on a pro forma basis giving effect to the Contribution and our recording of $2.8 million in net deferred income taxes in connection with the Contribution; and


+ on a pro forma basis as adjusted for the sale of common stock in the offering at an assumed initial public offering price of $15.00 per share and the repayment of debt and the temporary investment of the remaining net proceeds to us pending application thereof as described in "Use of proceeds."

You should read the information below in conjunction with "Use of proceeds," "Management's discussion and analysis of financial condition and results of operations," our financial statements and related notes included elsewhere in this prospectus.


                                                                                        PRO FORMA
                                                                                         FOR THE
                                                                         PRO FORMA     CONTRIBUTION
                                                                          FOR THE        AND THE
(IN THOUSANDS)                                                ACTUAL    CONTRIBUTION     OFFERING
---------------------------------------------------------------------------------------------------
Cash and cash equivalents...................................  $     2     $     2        $31,298
                                                              =======     =======        =======
Short-term borrowings and current portion of long-term
  debt......................................................  $14,242     $14,242        $    --
                                                              =======     =======        =======
Long-term debt (excluding current portion)..................  $22,340     $22,340        $    --
Mandatorily redeemable convertible preferred units..........    4,699          --             --
Stockholders' equity:
  Preferred stock; par value $0.01 per share, 10,000,000
    shares authorized; none issued and outstanding actual,
    pro forma and as adjusted...............................       --          --             --
  Common stock; par value $0.01 per share, 100,000,000
    shares authorized; 1,000 shares issued and outstanding
    actual, 8,333,333 shares issued and outstanding pro
    forma and 13,333,333 shares issued and outstanding as
    adjusted(1).............................................       --          83            133
  Additional paid-in capital................................      239       8,782         77,382
  Retained earnings.........................................    6,727          --           (800)
                                                              -------     -------        -------
         Total stockholders' equity.........................    6,966       8,865         76,715
                                                              -------     -------        -------
         Total capitalization...............................  $48,247     $45,447        $76,715
                                                              =======     =======        =======


(1) Does not include approximately 300,000 shares issuable upon exercise of options to be granted in connection with the offering at an exercise price equal to the initial public offering price.

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 16

--------------------------------------------------------------------------------

Dilution


Our net tangible book value at March 31, 2001 after giving effect to the Contribution, was approximately $8.9 million, or $1.06 per share of our common stock. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in the offering and the net tangible book value per share immediately after the offering.



After giving further effect to the receipt of the estimated net proceeds from the sale by us of 5,000,000 shares of our common stock at an assumed initial public offering price of $15.00 per share, our net tangible book value at March 31, 2001, would have been approximately $76.7 million, or $5.75 per share of common stock. This represents an immediate increase in net tangible book value per share of $4.69 to existing holders who will receive shares in the Contribution and an immediate decrease in net tangible book value per share of $9.25 to you. The following table illustrates this dilution.



Assumed initial public offering price per share.............             $  15.00
  Net tangible book value per share at March 31, 2001.......  $   1.06
  Increase per share attributable to new investors..........      4.69
                                                              --------
Net tangible book value per share after the offering........                 5.75
                                                                         --------
Dilution per share to new investors.........................             $   9.25
                                                                         ========



The following table sets forth, as of March 31, 2001, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock acquired or to be acquired by each group.



                                             SHARES PURCHASED     TOTAL CONSIDERATION
                                            -------------------   --------------------    AVERAGE
                                              NUMBER        %       AMOUNT        %      PER SHARE
Mr. and Mrs. Stockstill and their family
  trusts(1)...............................    7,505,000    56.3   $ 3,565,000     4.3     $  0.48
Lime Rock.................................      828,333     6.2     5,300,000     6.3        6.40
New investors(2)..........................    5,000,000    37.5    75,000,000    89.4       15.00
                                            -----------   -----   -----------   -----
       Total..............................   13,333,333   100.0   $83,865,000   100.0
                                            ===========   =====   ===========   =====


(1) Represents their interest in the book value of Torch Offshore, L.L.C. at the time of the Contribution.
(2) Before underwriters' commissions and our expenses.


If the underwriters fully exercise their over-allotment option and the selling stockholders sell the maximum number of shares that they are entitled to sell in the over-allotment option, the number of shares of common stock held by existing holders will be reduced to 7,958,333, or 58.1% of the aggregate number of shares of common stock outstanding after the offering, and the number of shares of common stock held by new investors will be increased to 5,750,000, or 41.9% of the aggregate number of shares of common stock outstanding after the offering.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Selected historical financial and operating data

The following table presents selected financial and operating data of Torch Offshore, L.L.C. and its predecessor, Torch, Inc., for the periods shown. You should read the following data with the more detailed information appearing in "Management's discussion and analysis of financial condition and results of operations" and our financial statements, including the notes thereto, appearing elsewhere in this prospectus. The information set forth below for the three months ended March 31, 2000 and 2001 is derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and the results for the interim periods when read in connection with our annual financial statements and the notes to our annual financial statements appearing elsewhere in this prospectus. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year.



                                                                                                     UNAUDITED
                                                                                                   THREE MONTHS
   (IN THOUSANDS, EXCEPT PER SHARE                                                                     ENDED
         AND OPERATING DATA)                         YEARS ENDED DECEMBER 31,                        MARCH 31,
    STATEMENT OF OPERATIONS DATA         1996       1997       1998       1999       2000         2000       2001
-------------------------------------------------------------------------------------------
Revenues.............................  $ 20,873   $ 38,955   $ 39,224   $ 21,252   $ 46,205     $  6,661   $ 14,491
Cost of sales........................    13,602     22,243     25,198     21,190     34,011        5,862     10,383
                                       --------   --------   --------   --------   --------     --------   --------
Gross profit(1)......................     7,271     16,712     14,026         62     12,194          799      4,108
Depreciation and amortization........       681      1,229      2,187      3,469      4,941        1,171      1,469
General and administrative...........     3,147      2,126      2,275      3,327      3,759          875        959
Other operating (income) expense.....      (252)       112         (2)     1,741        954          (16)        --
                                       --------   --------   --------   --------   --------     --------   --------
Operating income (loss)..............  $  3,695   $ 13,245   $  9,566   $ (8,475)  $  2,540     $ (1,231)  $  1,680
                                       ========   ========   ========   ========   ========     ========   ========
Interest expense, net................      (748)      (637)      (491)    (1,413)    (3,813)        (939)      (911)
Extraordinary loss on early
  extinguishment of debt.............        --         --         --       (676)        --           --         --
Net income (loss) attributable to
  common stockholders................  $  1,876   $ 11,415   $  9,032   $(10,568)  $ (1,578)(2) $ (2,170)  $    655(2)
                                       ========   ========   ========   ========   ========     ========   ========
Earnings per share:
  Basic..............................  $   0.98   $   5.95   $   4.70   $  (5.50)  $  (0.82)    $  (1.13)  $   0.34
                                       ========   ========   ========   ========   ========     ========   ========
  Diluted............................  $   0.95   $   5.68   $   4.48   $  (5.50)  $  (0.82)(2) $  (1.13)  $   0.34(2)
                                       ========   ========   ========   ========   ========     ========   ========
Common equivalent shares:
  Basic..............................     1,920      1,920      1,920      1,920      1,920        1,920      1,920
                                       ========   ========   ========   ========   ========     ========   ========
  Diluted............................     1,975      2,010      2,017      1,920      1,920        1,920      1,920
                                       ========   ========   ========   ========   ========     ========   ========
Cash dividends per common share......  $     --   $   0.37   $   2.06   $   0.14   $     --     $     --   $     --
                                       ========   ========   ========   ========   ========     ========   ========

OTHER FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------
EBITDA(3)............................  $  4,376   $ 14,474   $ 11,753   $ (5,006)  $  7,481     $    (60)  $  3,149
Net cash provided by (used in):
  Operating activities...............     3,550      8,195      9,997     (4,206)     1,746          474     (2,752)
  Investing activities...............      (449)   (13,968)   (22,047)    (6,451)    (2,538)         (71)      (110)
  Financing activities...............    (2,900)     6,455     11,467     11,557        463       (1,618)     1,978

BALANCE SHEET DATA (AT END OF PERIOD)
-------------------------------------------------------------------------------------------------------------------
Working capital......................  $   (671)  $  2,825   $   (663)  $ (7,772)  $(10,103)    $(10,259)  $ (9,768)
Property, net........................     3,010     10,971     31,702     41,120     40,202       40,324     39,418
Total assets.........................    10,821     28,802     47,586     54,069     57,988       51,363     60,241
Long-term debt, excluding current
  portion............................     1,281      6,540     17,915     29,522     23,957       28,167     22,340
Mandatorily redeemable convertible
  preferred units(4).................        --         --         --         --      4,678           --      4,699
Stockholders' equity.................     2,072     13,590     18,723      7,889      6,311        5,719      6,966


--------------------------------------------------------------------------------
 18

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
--------------------------------------------------------------------------------


                                                                                                  UNAUDITED THREE
   (IN THOUSANDS, EXCEPT PER SHARE                                                                 MONTHS ENDED
         AND OPERATING DATA)                         YEARS ENDED DECEMBER 31,                        MARCH 31,
           OPERATING DATA                1996       1997       1998       1999       2000         2000       2001
-------------------------------------------------------------------------------------------------------------------
Available revenue days(5)............     1,095        959      1,521      1,953      2,603          647        720
Revenue days worked(6)...............       615        847      1,092        981      1,820          292        459
Total pipelay mileage................       111        122        137        125        186           29         60
Average revenue per mile of pipe
  laid...............................  $188,288   $319,303   $236,482   $145,632   $218,300     $228,600   $213,700
Average miles per pipelay job........       3.3        2.7        3.1        4.0        2.9          4.1        4.6
Total vessels in operation (at end of
  period)............................         3          3          6          6          8            8          8

AVERAGE PRICE(7)
-------------------------------------------------------------------------------------------------------------------
Crude oil (per barrel)...............  $  20.02   $  20.61   $  14.40   $  19.32   $  30.28     $  28.77   $  28.68
Natural gas (per thousand cubic
  feet)..............................      2.52       2.47       2.16       2.31       4.31         2.61       6.23


(1)  Gross profit is revenues less cost of sales.


(2) On a pro forma basis, as if we had been subject to income taxes, for the year ended December 31, 2000 and the three months ended March 31, 2001, net income (loss) attributable to common stockholders would have been $(1,002) and $416, respectively, and diluted income per share would have been $(0.52) and $0.22, respectively.


(3) EBITDA represents earnings before net interest, income taxes, depreciation and amortization. EBITDA is presented here to provide additional information about our operations. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as a better measure of liquidity. In addition, our EBITDA calculation may not be comparable to similarly titled measures of other companies.

(4) Represents mandatorily redeemable convertible preferred membership units that will be exchanged for common stock as part of the Contribution.

(5) Represents total calendar days for each vessel less any days a vessel was nonoperational.

(6) Number of days vessels are offshore performing services, in transit or waiting on inclement weather, while under contract.

(7) Based on the monthly average closing current contract prices posted by the NYMEX.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Unaudited pro forma condensed financial information

The following unaudited pro forma condensed financial information for our company gives effect to:


   + the Contribution and our recording of $2.8 million in net deferred income taxes in connection with the Contribution; and


   + the sale of common stock in the offering at an assumed initial public offering price of $15.00 per share and the repayment of debt and the temporary investment of the remaining net proceeds to us pending application thereof as described in "Use of proceeds."

The information presented is derived from, should be read in conjunction with, and is qualified in its entirety by reference to our historical financial statements and notes thereto appearing elsewhere in this prospectus.


The unaudited pro forma condensed balance sheet was prepared as if these transactions had occurred on March 31, 2001. The unaudited pro forma condensed statements of operations for the year ended December 31, 2000 and the three months ended March 31, 2001 were prepared as if these transactions had occurred on January 1, 2000.


The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments may differ from the unaudited pro forma adjustments. However, we believe that the assumptions provide a reasonable basis for presenting the significant effects of these transactions as contemplated and that the unaudited pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements. The unaudited pro forma condensed balance sheet and statements of operations are not necessarily indicative of our financial position or results of operations as they might have been if these transactions had actually occurred on the dates indicated above. In addition, the unaudited pro forma information is not necessarily indicative of our future financial position or future results of operations.

--------------------------------------------------------------------------------
 20

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

AS OF MARCH 31, 2001



                                                                  PRO FORMA
                                                                 ADJUSTMENTS       PRO FORMA
                                                                   FOR THE      ADJUSTMENTS FOR
(IN THOUSANDS)                                     HISTORICAL   CONTRIBUTION     THE OFFERING     PRO FORMA
-----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash...........................................   $     2        $    --         $ 31,296(f)     $31,298
  Accounts receivable............................    11,766             --               --         11,766
  Deferred taxes.................................        --            672(a)            --            672
  Other current assets...........................     4,700             --               --          4,700
                                                    -------        -------         --------        -------
Total current assets.............................    16,468            672           31,296         48,436
Property and equipment, net......................    39,418             --               --         39,418
Deferred drydocking charges......................     3,979             --               --          3,979
Other assets.....................................       376             --              (28)(g)        348
                                                    -------        -------         --------        -------
Total assets.....................................   $60,241        $   672         $ 31,268        $92,181
                                                    =======        =======         ========        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable -- trade......................   $ 6,578        $    --         $     --        $ 6,578
  Other accrued expenses.........................     5,416             --               --          5,416
  Current portion of long-term debt..............     7,031             --           (7,031)(h)         --
  Revolving line of credit.......................     7,211             --           (7,211)(h)         --
                                                    -------        -------         --------        -------
Total current liabilities........................    26,236             --          (14,242)        11,994
  Deferred taxes.................................        --          3,472(a)            --          3,472
  Long-term debt, less current portion...........    22,340             --          (22,340)(h)         --
Mandatorily redeemable convertible preferred
  units..........................................     4,699         (4,699)(b)           --             --
Stockholders' equity:
  Common stock...................................        --             83(c)            50(i)         133
  Additional paid-in-capital.....................       239         (2,800)(a)       68,600(j)      77,382
                                                                       (83)(c)
                                                                     4,699(d)
                                                                     6,727(e)
  Retained earnings..............................     6,727         (6,727)(e)         (800)(k)       (800)
                                                    -------        -------         --------        -------
Total stockholders' equity.......................     6,966          1,899           67,850         76,715
                                                    -------        -------         --------        -------
Total liabilities and stockholders' equity.......   $60,241        $   672         $ 31,268        $92,181
                                                    =======        =======         ========        =======


See accompanying notes to unaudited pro forma condensed balance sheet.

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET


(a) We have operated as a non-taxable entity since 1997. However, following the Contribution we will be subject to federal and state income taxation. Accordingly, pro forma adjustments to record the deferred income tax impact associated with the Contribution as of March 31, 2001 include the following:



                                                                DEFERRED TAX
                       (IN THOUSANDS)                         ASSET/(LIABILITY)
------------------------------------------------------------
Differences between book and tax bases of property and
  equipment and other.......................................       $(1,168)
Deferred drydocking charges.................................        (1,452)
Reserves for doubtful accounts..............................           222
Prepaid expenses............................................          (852)
Accrued severance...........................................           450
                                                                   -------
Net deferred tax liability..................................       $(2,800)
                                                                   =======


The net deferred tax impact that is expected to be recorded as a charge to operations in 2001 will be calculated based on the book and tax differences on the closing date of the Contribution.

(b) Reflects the contribution of 212,000 preferred membership units of Torch Offshore, L.L.C. for 828,333 shares of our common stock.


(c) Reflects the issuance of 7,505,000 and 828,333 shares of our common stock in exchange for 1,920,000 common membership units and 212,000 preferred membership units, respectively, of Torch Offshore, L.L.C.


(d) Reflects the impact to additional paid-in capital from the issuance of 828,333 shares of our common stock in exchange for 212,000 preferred membership units of Torch Offshore, L.L.C.


(e) Represents the reclassification of retained earnings to additional paid-in-capital to reflect a constructive distribution to our stockholders followed by a contribution of capital to our company related to the issuance of 7,505,000 shares of our common stock in exchange for 1,920,000 common membership units in Torch Offshore, L.L.C.



(f) Represents cash proceeds of $31.3 million from the sale of 5,000,000 shares of our common stock at an offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses of $6.4 million, and net of the application of $37.3 million of the offering proceeds to retire existing debt (including prepayment penalties). See "Use of proceeds" regarding our intended application of the remaining proceeds.


(g) Reflects the write-off of previously deferred financing costs associated with the early retirement of existing debt.


(h) Reflects the repayment of $36.6 million of existing debt.


(i) Reflects the issuance of 5,000,000 shares of our common stock in the offering.

(j) Reflects the impact to additional paid-in-capital from the proceeds (in excess of par value) of the issuance of 5,000,000 shares of common stock in the offering, net of underwriting discounts and commissions and other offering expenses.

(k) Represents estimated prepayment penalties and the write-off of previously deferred financing costs associated with the early retirement of existing debt.

--------------------------------------------------------------------------------
 22

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------


UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS


FOR THE THREE MONTHS ENDED MARCH 31, 2001



                                                                            PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)                         HISTORICAL   ADJUSTMENTS   PRO FORMA
--------------------------------------------------------------------------------------------------
Revenues....................................................   $14,491       $    --      $14,491
Cost of revenues:
  Cost of sales.............................................    10,383            --       10,383
  Depreciation and amortization.............................     1,469            --        1,469
  General and administrative expenses.......................       959            --          959
  Other operating (income) expense..........................        --            --           --
                                                               -------       -------      -------
         Total cost of revenues.............................    12,811            --       12,811
                                                               -------       -------      -------
Operating income............................................     1,680            --        1,680
Other income (expense):
  Interest expense..........................................      (911)          911(b)        --
  Interest income...........................................        --            --           --
                                                               -------       -------      -------
         Total other income (expense).......................      (911)          911           --
                                                               -------       -------      -------
Income before income taxes..................................       769           911        1,680
Income taxes................................................        --          (613)(c)     (613)
                                                               -------       -------      -------
Net income..................................................       769           298        1,067
Preferred unit dividends and accretion......................      (114)          114(d)        --
                                                               -------       -------      -------
Net income attributable to common stockholders..............   $   655       $   412      $ 1,067(e)
                                                               =======       =======      =======
Basic income per share......................................   $  0.34                    $  0.08
                                                               =======                    =======
Diluted income per share....................................   $  0.34                    $  0.08(g)
                                                               =======                    =======
Weighted average shares:
  Basic.....................................................     1,920                     13,333(f)
                                                               =======                    =======
  Diluted...................................................     1,920                     13,333(f)
                                                               =======                    =======

Unaudited pro forma data:
  Net income attributable to common stockholders reported
    above...................................................   $   655
  Pro forma income taxes....................................      (239)(a)
                                                               -------
  Pro forma net income attributable to common
    stockholders............................................   $   416
                                                               =======
  Pro forma basic and diluted income per share..............   $  0.22
                                                               =======



See accompanying notes to unaudited pro forma condensed statement of operations.


--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                            PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)                         HISTORICAL   ADJUSTMENTS   PRO FORMA
--------------------------------------------------------------------------------------------------
Revenues....................................................   $46,205       $    --      $46,205
Cost of revenues:
  Cost of sales.............................................    34,011            --       34,011
  Depreciation and amortization.............................     4,941            --        4,941
  General and administrative expenses.......................     3,759            --        3,759
  Other operating (income) expense..........................       954            --          954
                                                               -------       -------      -------
         Total cost of revenues.............................    43,665            --       43,665
                                                               -------       -------      -------
Operating income............................................     2,540            --        2,540
Other income (expense):
  Interest expense..........................................    (3,814)        3,814(b)        --
  Interest income...........................................         1            --            1
                                                               -------       -------      -------
         Total other income (expense).......................    (3,813)        3,814            1
                                                               -------       -------      -------
Income (loss) before income taxes...........................    (1,273)        3,814        2,541
Income taxes................................................        --          (927)(c)     (927)
                                                               -------       -------      -------
Net income (loss)...........................................    (1,273)        2,887        1,614
Preferred unit dividends and accretion......................      (305)          305(d)        --
                                                               -------       -------      -------
Net income (loss) attributable to common stockholders.......   $(1,578)      $ 3,192      $ 1,614(e)
                                                               =======       =======      =======
Basic income (loss) per share...............................   $ (0.82)                   $  0.12
                                                               =======                    =======
Diluted income (loss) per share.............................   $ (0.82)                   $  0.12(g)
                                                               =======                    =======
Weighted average shares:
  Basic.....................................................     1,920                     13,333(f)
                                                               =======                    =======
  Diluted...................................................     1,920                     13,333(f)
                                                               =======                    =======

Unaudited pro forma data:
  Net loss attributable to common stockholders reported
    above...................................................   $(1,578)
  Pro forma income taxes....................................       576(a)
                                                               -------
  Pro forma net loss attributable to common stockholders....   $(1,002)
                                                               =======
  Pro forma basic and diluted loss per share................   $ (0.52)
                                                               =======


See accompanying notes to unaudited pro forma condensed statement of operations.

--------------------------------------------------------------------------------
 24

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS


(a) Represents an income tax benefit (expense) for federal and state income taxes at an effective tax rate of 36.5% as if we had operated as a taxable entity throughout the periods presented.



(b) Represents the elimination of interest expense to reflect the repayment of existing debt with a portion of the proceeds from the offering. We will incur significant new debt associated with the construction of the Midnight Warrior, discussed elsewhere in this prospectus. However, until the Midnight Warrior is placed into service, expected by mid-2003, associated interest costs will be capitalized for accounting purposes.


(c) Reflects the income tax effect (36.5% effective rate) of the adjustments discussed in (b) and (d) combined with the pro forma income tax adjustment discussed in (a).

(d) Represents the elimination of preferred membership unit dividends and accretion to reflect the issuance of our common stock in exchange for the preferred membership units.


(e) The pro forma net income amounts do not include an extraordinary charge of approximately $0.8 million related to a prepayment penalty for the early retirement of existing debt. This charge will be reflected as an extraordinary loss associated with the early retirement of debt included in earnings in the period in which such debt is repaid.



(f) Reflects the issuance of 7,505,000 and 828,333 shares of our common stock in exchange for 1,920,000 common membership units and 212,000 preferred membership units, respectively, of Torch Offshore, L.L.C., and the issuance of 5,000,000 shares of our common stock pursuant to the offering.



(g) On a pro forma basis, assuming that the offering is limited to only that number of shares required to generate sufficient net proceeds to repay debt outstanding at March 31, 2001, our diluted income per share for the year ended December 31, 2000 and the three months ended March 31, 2001 would have been $0.15 and $0.10, respectively.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations
The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. The discussion below contains forward looking statements that involve risks and uncertainties. Our actual results may differ materially from those expressed or implied in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the caption "Risk factors."

OVERVIEW

We provide subsea construction services in connection with the infield development of offshore oil and natural gas reservoirs. We are a leading service provider in our market niche of installing and maintaining small diameter flowlines and related infrastructure associated with the development of offshore oil and natural gas reserves on the Continental Shelf of the Gulf of Mexico. Over the last three years, we have expanded our operations, capabilities and management expertise to enable us to provide deepwater services analogous to the services we provide on the Shelf.


Since 1997, we have increased the size of our fleet from three to eight construction and service vessels. In 1998, we added two diving support vessels and one supply/diving support vessel. In the first quarter of 2000, we added one fully redundant dynamically positioned, or DP-2, pipelay/bury barge and one DP-2 subsea construction vessel. In April 2000, we entered into an option to purchase a pipelay/bury barge, the BH-400, which would increase our capabilities on the Shelf. We also have entered into a contract to construct a new generation DP-2 vessel for deepwater pipelay and subsea construction. As part of that construction contract, we have an option from the shipyard to construct a sister vessel. We continue to actively seek opportunities to expand our fleet either through construction or acquisition of vessels.


FACTORS AFFECTING RESULTS OF OPERATIONS
The demand for subsea construction services primarily depends on the prices of oil and natural gas. These prices reflect the general condition of the industry and influence our customers' willingness to spend capital to develop oil and natural gas reservoirs. In addition to the prices of oil and natural gas, we use the following leading indicators, among others, to forecast the demand for our services:

+ the offshore mobile rig count and jack-up rig count;

+ forecasts of capital expenditures by major and independent oil and gas companies;

+ the recent lease sale activity levels; and

+ the expiration dates of existing Gulf of Mexico leases.

Even when demand for subsea construction services is strong, several factors may affect our profitability, including the following:

+ competition;

+ equipment and labor productivity;

+ weather conditions;

+ contract estimating uncertainties; and

+ other risks inherent in marine construction.

--------------------------------------------------------------------------------
 26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Although greatly influenced by overall market conditions, our fleet-wide utilization is generally lower during the first half of the year because of winter weather conditions in the Gulf of Mexico. Accordingly, we endeavor to schedule our drydock inspections and routine and preventative maintenance during this period. Additionally, during the first quarter, a substantial number of our customers finalize capital budgets and solicit bids for construction projects. For this reason, individual quarterly results are not necessarily indicative of the expected results for any given year.

In the life of an offshore field, capital is allocated to the development of a well following successful drilling activities. The time that elapses between a successfully drilled well and the development phase in which we participate varies depending on the water depth of the field. On the Shelf, demand for our services generally follows successful drilling activities by three to 12 months. We have noticed that demand for pipeline installation for deepwater projects exceeding 1,000 feet of water depth generally follows initial exploration drilling activities by at least three years. These deepwater installations typically require much more engineering design work than Shelf installations.

OUTLOOK

The pronounced decline in oil prices experienced during 1998 and part of 1999 led to a dramatic cutback in industry-wide offshore exploration and development expenditure levels. The reduced offshore activity levels, combined with our fleet expansion, significantly lowered fleet utilization and revenue levels, resulting in a net loss for 1999 and 2000. However, oil and natural gas price improvements which began in 1999 prompted limited increases in exploration and development expenditure levels in the year 2000 and the first part of 2001, resulting in recent increases in the demand for our services. Although operators were initially hesitant to significantly raise their overall expenditure levels, this increase in activity has facilitated higher utilization of our fleet and increases in prices for our services, resulting in improved revenues and increased margins. We believe that our future financial and operating results will continue to be highly dependent on overall market conditions in the oil and natural gas industry.


We anticipate that the Gulf of Mexico offshore construction industry in general and our position in particular will benefit from improved industry fundamentals. We base our expectation on several factors, including the following:

                     ENERGY DEMAND IS EXPECTED TO INCREASE
--------------------------------------------------------------------------------

   + The International Energy Agency forecasts that world natural gas consumption should increase at an annual rate of approximately 3% through 2020.

   + According to the Energy Information Administration of the U.S. Department of Energy, natural gas is the fuel source for virtually all new power generation capacity. From 2000 to 2020, natural gas-fired power generation capacity is expected to grow from 11.3% of total generation capacity to 32.6%.


   + The International Energy Agency forecasts that world oil consumption should increase at an annual rate of approximately 2% through 2020.


   + Our management believes that significant capital must be continually invested in order to maintain existing energy production levels.

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                           SHELF TRENDS ARE POSITIVE
--------------------------------------------------------------------------------

   + Our management believes that increased demand for natural gas and the dominant role of independent oil and natural gas companies on the Shelf should allow the Gulf of Mexico to maintain and even increase its position as a major source of North American natural gas supplies.


   + According to OneOffshore, Inc., the Shelf jack-up rig count increased from a low of 76 in April 1999 to 144 in April 2001.



   + According to OneOffshore, Inc., rig day rates for conventional 300 foot, independent leg jack-ups increased from $16,500 in April 1999 to $56,000 in April 2001, while utilization has risen from 67% to 96% over the same period.



   + According to OneOffshore, Inc., standard supply vessel day rates increased from $2,300 in April 1999 to $8,000 in April 2001, while utilization has risen from 60% to 84% over the same period. These vessels are used to support offshore drilling and production programs.


   + Our management believes that technological advances have enabled oil and natural gas companies to improve exploration success rates.

   + Our management believes that improved technology and higher natural gas prices now permit the exploration for and development of marginal prospects, resulting in increased activity on the natural gas-rich Shelf where we have a strong market position.

   + The Minerals Management Service has proposed to offer royalty relief for deep gas subsalt wells on the Shelf in the near term.

                         DEEPWATER TRENDS ARE POSITIVE
--------------------------------------------------------------------------------

   + According to Simmons & Company International, deepwater basins are one of the few non-OPEC areas to have major reserve potential, with numerous individual discoveries expected to produce more than one billion barrels each.

   + According to Infield Systems Limited and Douglas-Westwood Limited, deepwater expenditures are estimated at over $20 billion per year through 2004. This expenditure level is estimated to require the drilling and completion of approximately 1,400 wells and the supply of approximately 1,000 subsea trees, 300 templates and manifolds, 6,100 miles of subsea control lines, 7,400 miles of flowlines and risers and more than 100 fixed or floating platforms.

   + According to Infield Systems Limited, identified fields and announced discoveries worldwide in water depths greater than 1,000 feet now exceed
     44.2 billion BOE. This compares to total U.S. proved reserves of 57.6 billion BOE, according to the Energy Information Administration.

   + According to OneOffshore, Inc., as of December 2000, 128 subsea development projects were under contemplation in water depths in excess of 1,000 feet in North America.


   + According to OneOffshore, Inc., as of April 2001, the number of deepwater drilling rigs in operation or under construction which are capable of drilling in water depths greater than 3,000 feet has increased from 38 in 1993 to 94. Of these 94 deepwater rigs, 15 are currently under construction and are scheduled for delivery by year-end 2001. We believe the increase in deepwater drilling assets should serve to accelerate the pace of deepwater field developments and increase the subsequent demand for deepwater construction and pipelay vessels.


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                        OUR COMPETITIVE MARKET POSITION

--------------------------------------------------------------------------------

   + We expanded our fleet from three to eight vessels during a time of weak market conditions and are now positioned to take advantage of improved conditions.


   + The common contracting practice, by majors in the deepwater Gulf of Mexico, of dividing large development projects into discrete segments and selecting the "best in class" contractor for each segment favors our deepwater market niche strategy. See "Business -- Our Strategy."


   + The extensive transportation infrastructure present in the Gulf of Mexico facilitates the development of incremental fields that can be tied into existing trunk lines originally constructed to service fields that are now in the process of decline, favoring our Shelf market niche strategy.

Although we have based our expectations on the factors listed above, in the past the energy industry has been extremely volatile, and we cannot assure you that these factors will be correct or that they will have the effects that we expect.


STRUCTURE AND OWNERSHIP

In May 2000, we formed Torch Offshore, L.L.C. to hold the assets and liabilities of Torch, Inc. At that time, Lime Rock purchased preferred membership units in Torch Offshore, L.L.C. representing approximately 10% of the total membership units outstanding for $5.3 million. These preferred membership units are entitled to cumulative distributions at a rate of 7% per year.

Torch Offshore, Inc. is a new holding company that we formed to hold all of the membership interests of Torch Offshore, L.L.C. In connection with the offering and as part of the Contribution:

+ Lime Rock will contribute its preferred membership units in Torch Offshore, L.L.C. to us in exchange for 828,333 shares of our common stock and will be paid accrued distributions of approximately $0.1 million; and


+ Torch, Inc. will contribute its common membership units in Torch Offshore, L.L.C. to us in exchange for 7,505,000 shares of our common stock.



RESULTS OF OPERATIONS



COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 2001 TO THREE MONTHS ENDED MARCH 31, 2000


Revenues. Revenues were $14.5 million for the three months ended March 31, 2001 compared to $6.7 million for the three months ended March 31, 2000, an increase of 118%. We were able to increase our fleet-wide working days 57% primarily because of strengthening in the offshore construction market allowing us to achieve an average vessel utilization of 68.9%, up from 45.1% achieved for the first quarter of 2000. This increased activity level allowed average pricing levels for our services to rise 33% over average levels for the three months ended March 31, 2000 (up 21% and 11% from average pricing levels for the year 2000 and the fourth quarter of 2000, respectively).



Gross Profit. Gross profit, which is revenues less cost of sales, was $4.1 million (28.3% of revenues) for the three months ended March 31, 2001 compared to $0.8 million (12.0% of revenues) for the three months ended March 31, 2000, an increase of 414%. This increase resulted from the expanded revenue base and the improving pricing levels for our services.



Depreciation and Amortization. Depreciation and amortization expense was $1.5 million for the three months ended March 31, 2001 compared to $1.2 million for the three months ended March 31, 2000, an increase of 25%. This increase reflects the amortization of the two drydockings incurred during 2000.


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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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General and Administrative Expenses.  General and administrative expenses totaled $1.0 million (6.6% of revenues) for the three months ended March 31, 2001 compared to $0.9 million (13.1% of revenues) for the three months ended March 31, 2000, an increase of 10%. This increase was primarily caused by greater sales and related promotional costs and the introduction of two additional vessels during the year 2000. We anticipate that total general and administrative expenses will continue to be impacted by costs related to our fleet expansion, our efforts to strengthen our deepwater activity levels and the additional costs associated with being a public entity.



Net Income (Loss) Attributable to Common Stockholders. Net income to common stockholders for the three months ended March 31, 2001 was $0.7 million, including a $0.1 million charge for preferred dividends associated with the Lime Rock investment, compared with a net loss of $2.2 million for the three months ended March 31, 2000.



Since 1997, we have not been subject to, and there has been no provision for, income taxes. If we had been subject to payment of income taxes, we would have recorded an additional charge of $0.2 million for the three months ended March 31, 2001 and a credit of $0.8 million for the three months ended March 31, 2000. Upon completion of the offering, we will become subject to corporate level taxation and will record a charge in 2001 calculated based upon the book and tax basis differences on the closing date of the Contribution (estimated on a pro forma basis as of March 31, 2001 to be approximately $2.8 million).


COMPARISON OF THE YEAR ENDED DECEMBER 31, 2000 TO THE YEAR ENDED DECEMBER 31,
1999
Revenues. Revenues were $46.2 million for the year ended December 31, 2000 compared to $21.3 million for the year ended December 31, 1999, an increase of 117%. This increase was primarily caused by an 86% improvement in our fleet-wide working days resulting from strengthening in the overall offshore construction market activity levels and the introduction into service of the Midnight Eagle pipelay/bury barge and the Midnight Arrow subsea construction vessel in early 2000. Additionally, we benefited from incurring fewer scheduled drydock days in 2000, as the Midnight Brave and Midnight Dancer underwent longer required "5-year" surveys in 1999, while the Midnight Runner and the Midnight Carrier underwent shorter drydock inspections in 2000. These combined factors allowed us to achieve an average vessel utilization of 70.4%, up from 52.5% achieved in 1999. In addition, although market conditions remained extremely price sensitive throughout 2000, the improved offshore construction activity level allowed average pricing levels for our services to strengthen 11% over 1999 average levels, with the improvement coming during the second half of 2000.


Gross Profit. Gross profit was $12.2 million (26.4% of revenues) for the year ended December 31, 2000 compared to $0.1 million for the year ended December 31, 1999. This increase resulted from the expanded revenue base and the improving pricing levels received for our services.


Depreciation and Amortization. Depreciation and amortization expense was $4.9 million for the year ended December 31, 2000 compared to $3.5 million for the year ended December 31, 1999, an increase of 42%. This increase reflects the amortization of the two drydockings during the year ended December 31, 1999 and the Midnight Eagle being introduced into service in 2000.

General and Administrative Expenses. General and administrative expenses were $3.8 million (8.1% of revenues) for the year ended December 31, 2000 compared to $3.3 million (15.7% of revenues) for the year ended December 31, 1999, an increase of 13%. This increase was primarily caused by expanded sales efforts and related promotional costs. The continued competitive market situation experienced during the year ended December 31, 2000 and the introduction of two additional vessels during this year contributed to these costs. We anticipate that total general and administrative

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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expenses will continue to be impacted by costs related to our fleet expansion, our efforts to strengthen our deepwater activity levels and the additional costs associated with being a public entity.

Other Operating (Income) Expense. Other operating expense was $1.0 million for the year ended December 31, 2000 compared to $1.7 million for the year ended December 31, 1999, a decrease of 45%. Other operating expense for the year ended December 31, 2000 primarily related to severance costs associated with a former employee and the provision for doubtful trade receivables. During the year ended December 31, 1999, in an effort to facilitate certain improvements to our overall operating capabilities and to eliminate the duplicate costs of operating two separate offices, we consolidated our corporate and operations offices. As part of this process, we incurred certain one-time employee severance, office closure and relocation costs totaling approximately $0.2 million. In addition, because of this consolidation process, we recognized a charge of approximately $1.5 million for the termination agreement associated with one employee (see Notes 11 and 12 to the financial statements).

Interest Expense, Net. Net interest expense was $3.8 million for the year ended December 31, 2000 compared to $1.4 million for the year ended December 31, 1999, an increase of 170%. This increase was attributable to higher overall debt levels incurred in connection with our August 1999 refinancing of our fleet. During the year ended December 31, 1999, we capitalized $1.4 million of interest costs associated with construction of the Midnight Eagle, which we placed into service in 2000.

Extraordinary Loss. In August 1999, we refinanced our fleet, resulting in a longer repayment schedule and additional borrowings. In connection with this debt refinancing, we recognized a $0.7 million charge on the early extinguishment of debt (see Note 7 to the financial statements).

Net Income (Loss) Attributable to Common Stockholders. Net loss to common stockholders for the year ended December 31, 2000 was $1.6 million, including a $0.3 million charge for preferred dividends associated with the Lime Rock investment, compared with a net loss of $10.6 million for the year ended December 31, 1999.


If we had been subject to payment of income taxes, we would have recorded a credit of $0.6 million for the year ended December 31, 2000 and a credit of $3.9 million in the year ended December 31, 1999.


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1999 TO THE YEAR ENDED DECEMBER 31,
1998
Revenues. Revenues were $21.3 million for the year ended December 31, 1999 compared to $39.2 million for the year ended December 31, 1998, a decrease of 46%. The decrease in revenues during 1999, despite the additional capacity generated as a result of the three vessel additions occurring throughout 1998, was caused by the significant reduction in industry-wide offshore construction activity levels in late 1998. Consequently, our average vessel utilization fell from 75.4% in 1998 to 52.5% in 1999. These factors contributed to an extremely price sensitive market environment, causing pricing levels for our services to decline over 30% from 1998 levels.

Gross Profit. Gross profit was $0.1 million for the year ended December 31, 1999 compared to $14.0 million (35.8% of revenues) for the year ended December 31, 1998. The decrease was a result of lower offshore construction activity levels and the decline in average pricing for our services.

Depreciation and Amortization. Depreciation and amortization expense was $3.5 million for the year ended December 31, 1999 compared to $2.2 million for the year ended December 31, 1998, an increase of 59%. The increase was attributable to vessel additions occurring throughout 1998.

General and Administrative Expenses. General and administrative expenses were $3.3 million (15.7% of revenues) for the year ended December 31, 1999 compared to $2.3 million (5.8% of revenues) for the year ended December 31, 1998, an increase of 46%. This increase in general and administrative expenses was primarily attributable to the additional management and related administration costs to

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support a doubling of our fleet from 1997 to 1998. Additionally, we increased our sales force and substantially increased our marketing efforts associated with our then current fleet, as well as contemplated fleet additions for the year ended December 31, 2000.

Other Operating (Income) Expense. Other operating expense was $1.7 million for the year ended December 31, 1999. The other operating expense for the year ended December 31, 1999 was primarily related to employee severance and relocation costs incurred as a result of consolidating our corporate and operations offices (see Notes 11 and 12 to the financial statements). There was no other operating income or expense in the year ended December 31, 1998.

Interest Expense, Net. Net interest expense was $1.4 million for the year ended December 31, 1999 compared to $0.5 million for the year ended December 31, 1998, an increase of 188%. This increase was attributable to higher overall debt levels as a result of fleet additions experienced throughout 1998. Additionally, during 1999, we capitalized $1.4 million of interest costs associated with the construction of the Midnight Eagle, compared to $0.7 million of capitalized interest costs during 1998.

Net Income (Loss) Attributable to Common Stockholders. Net loss to common stockholders was $10.6 million for the year ended December 31, 1999 compared to net income of $9.0 million for the year ended December 31, 1998. The net loss for the year ended December 31, 1999, which included an extraordinary charge of $0.7 million related to the refinancing of our credit facility described in Note 7 to the financial statements, reflected the significant decline in offshore construction activities and the resulting impact on the pricing for our services.

If we had been subject to payment of income taxes, we would have recorded a credit of $3.9 million for the year ended December 31, 1999 and a charge of $3.3 million for the year ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity needs are to fund identified vessel additions, improvements associated with our expansion program and to provide working capital. We intend to use the proceeds from the offering, as well as cash provided from operations and additional borrowings, to proceed with identified expansion opportunities and to eliminate our existing borrowings. We intend to continue to expand our operating capabilities. Such an expansion may include the acquisition of existing vessels or of other businesses consistent with our deepwater expansion strategy, although we are engaged in no active discussions related to such acquisitions at the present time.


Historically, our capital requirements have been primarily for the acquisition and improvement of our vessels and other related equipment. Capital expenditures totaled $22.1 million for 1998, $11.7 million for 1999, $2.5 million for 2000 and $0.1 million for the three months ended March 31, 2001. These capital expenditures represent the significant expansion of our fleet since 1997 and were funded with cash flow from operations and additional indebtedness. In addition, in 1999 we withdrew the remaining $5.2 million from our Merchant Marine Capital Construction Fund account (see Note 2 to the Financial Statements) to use for payment of the Midnight Eagle construction expenditures. In the future, we expect to contribute the approximately $9 million representing our permanent equity in the Midnight Warrior to our Merchant Marine Capital Construction Fund account to take advantage of the tax timing benefits associated with this program. In addition, we expect to fund our equity requirements for any future qualified investments in the same manner. We currently estimate capital expenditures for 2001-2003 to be approximately $28 million for 2001, $33 million for 2002 and $22 million for 2003, primarily representing the construction of, and the equipment and support facilities associated with, the Midnight Warrior and the purchase of the BH-400. These estimates exclude a total of approximately $5 million for routine drydock inspections of our vessels to be incurred over these three periods. If we were to exercise our option to construct the Midnight


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Warrior II sister ship, we would increase our estimated capital expenditures by approximately $75 million, primarily incurring those costs in 2002 and 2003. This option terminates on April 15, 2002.



On April 10, 2001, the United States Bankruptcy Court for the Southern District of Texas, Houston Division, approved an agreement that provides us the option to purchase an additional pipelay/bury barge, the BH-400, for a purchase price of $9,450,000. The option period extends through July 31, 2001. As consideration for the option, we were required to pay $100,000 on May 1, 2001. We will be required to pay $100,000 on each of June 1, 2001 and July 1, 2001, unless we exercise the option prior to these dates, to maintain our purchase right under the agreement. We intend to exercise the option in the event that adequate proceeds are realized from the offering to fund the purchase of the BH-400.


Consistent with the focus towards investing in newer technology, deepwater capable assets such as the Midnight Warrior and the Midnight Warrior II sister ship discussed above, the last two vessels added to our fleet have been DP-2 deepwater capable. Through year-end 2000 we have expended approximately $22 million (in combined capital expenditures and operating lease payments) for these vessels, with an additional estimated $12 million to be incurred in associated operating lease payments through early 2005 (see Note 12 to the financial statements).


MARAD has issued a commitment, subject to customary conditions, to guarantee the 20-year financing covering 87.5% of the cost of constructing the Midnight Warrior. MARAD has the option to terminate the commitment if we have not placed a portion of the permanent long-term financing, as authorized by MARAD, by November 6, 2001. In the past, MARAD has not terminated commitments where the applicant was making demonstrable progress towards a closing. We cannot assure you that we will be able to demonstrate sufficient progress or that MARAD will not terminate its commitment after November 6, 2001. Although we have not entered into the underlying financing arrangements, we believe that this MARAD commitment will provide us with more attractive financing terms than could otherwise be achieved. To the extent any of our future vessel construction qualifies for a MARAD guarantee, we plan to apply to use this program.



If MARAD terminates its commitment, we intend to proceed with the construction of the Midnight Warrior using non-guaranteed financing. Any such non-guaranteed financing would be on terms less favorable than MARAD-guaranteed financing and would result in higher interest costs to us. We cannot assure you that we will be able to obtain any non-guaranteed financing or that any non-guaranteed financing that we are able to obtain will not require a greater equity investment by us in the vessel or provide a shorter maturity period. If we are not able to obtain any non-guaranteed financing, our ability to implement our business strategy would be negatively impacted.



We currently are seeking at least $50 million from commercial lenders to provide interim construction financing for the Midnight Warrior pending the completion of the vessel and long-term financing guaranteed by MARAD. Our discussions regarding interim financing for the Midnight Warrior have been limited to preliminary meetings with various commercial lenders. Upon completion of the offering, we believe that we will have several interim financing sources available to us.



We have a loan with Transamerica that bears interest at a fixed annual rate of 10.56%. The loan calls for the payment of equal monthly installments through August 2005. Amounts outstanding are secured by a first priority security interest in all of our marine equipment and a personal guarantee from Mr. and Mrs. Stockstill. The loan also provides for a 3% prepayment penalty. At April 30, 2001, $25.8 million was outstanding. We intend to fully repay this loan, including the prepayment penalty of $0.8 million, with the proceeds of the offering.


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In August 1999, we closed a $2.5 million, three-year installment loan from
Regions Bank at a fixed interest rate of 8.5%. The loan is secured by a modular reel lay system, our eligible trade accounts receivable and a personal guarantee from Mr. Stockstill. At April 30, 2001, $1.2 million was outstanding under the loan. We intend to fully repay this loan with the proceeds of the offering.



We also have an $8.0 million revolving line of credit with Regions Bank, which bears interest at a rate of 3.0% plus the 30-day LIBOR rate. Amounts outstanding under the revolving line of credit may not exceed 80% of eligible trade accounts receivable. The revolving line of credit matures on November 12, 2001 and is secured by some of our eligible trade accounts receivable and a personal guarantee from Mr. and Mrs. Stockstill. At April 30, 2001, $6.1 million was outstanding under the revolving line of credit. We intend to fully repay the outstanding amounts under the revolving line of credit with the proceeds of this offering.


Under the terms of the revolving line of credit, we must maintain a minimum tangible net worth (including mandatorily redeemable preferred stock) of at least $10 million, a minimum debt service ratio of not less than 1.2 to 1 and a maximum debt to tangible net worth ratio of 3 to 1. In the near future, we hope to renegotiate our revolving line of credit to include a greater maximum advance limit and an extended maturity date. Although we may not be able to achieve these objectives, we believe that the revolving line of credit can be replaced with a new facility having similar terms.

As of December 31, 2000, we were not in compliance with certain financial covenants under our loan with Transamerica and our facilities with Regions Bank. However, we have obtained waivers from each of these lenders regarding these matters through January 1, 2002.

In May 2000, Lime Rock purchased preferred membership units in Torch Offshore, L.L.C. for $5.3 million. The preferred membership units are entitled to a 7% per year cumulative distribution. Lime Rock will contribute its preferred membership units to us in exchange for 828,333 shares of our common stock and will be paid accrued distributions of approximately $0.1 million in connection with the Contribution.

We believe that our cash flow from operations and available borrowings under our revolving line of credit will be sufficient to meet our existing liquidity needs for the next year. We also believe that the proceeds from the offering and the interim construction financing, in addition to our cash flow from operations, will be sufficient to complete our identified growth plans. If we are unable to complete the offering, our growth plans will be negatively impacted. If our plans or assumptions change or prove to be inaccurate, if we cannot obtain the interim construction financing on satisfactory terms or if we make any additional acquisitions of existing vessels or other businesses, we may need to raise additional capital. We may not be able to raise these additional funds, or we may not be able to raise such funds on favorable terms.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," which we adopted effective January 1, 1999. SFAS No. 133 requires us to record all derivatives as assets or liabilities at fair value. Changes in derivative fair values are either recognized in earnings, offset against changes in the fair value of the related hedged assets, liabilities and firm commitments or, for forecasted transactions, recorded as a component of other comprehensive income in stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately. We have not engaged in activities or entered into arrangements associated with derivative instruments.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" which provides guidance related to revenue

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recognition based on interpretations and practices followed by the Securities and Exchange Commission. We have adopted the provisions of SAB 101 which had no impact on our previously existing revenue recognition practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks that are inherent in the financial instruments arising from transactions that we enter into in the normal course of our business. In the past, it has not been our practice to enter into derivative financial instrument transactions to manage or reduce market risks or for speculative purposes, but our business is subject to interest rate risk on our debt obligations. Our revolving credit facility has a variable rate which results in potential exposure to interest rate risk from a cash flow perspective. The fair value of debt with a fixed interest rate generally will increase as interest rates fall, given consistency in all other factors. Conversely, the fair value of fixed rate debt will generally decrease as interest rates rise.

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Business
OUR COMPANY

We provide subsea construction services in connection with the infield development of offshore oil and natural gas reservoirs. Our vessels primarily install marine pipelines that transport oil and natural gas to production platforms and subsea production systems. We also connect production platforms to trunk lines that transport oil and natural gas to shore. In a typical offshore field, several development wells are drilled to produce the field. The production from each of the wells is then transported through relatively small diameter flowlines to a production platform where it is aggregated and sometimes treated before being transported through a larger trunk line to shore. The wells frequently are completed on the ocean floor with production systems that need to be connected by umbilicals to the platform so that power can be supplied to the subsea systems and communications and control can be maintained. Umbilicals are control lines arranged in a bundle that can include power cables and injection lines. We specialize in the installation and connection of these smaller flowlines and umbilicals, including the simultaneous laying and burying of flowlines, the laying of both flexible flowlines and coiled tubing, and the installation of subsea power and communication cables. Combining our dive support vessels and remotely operated vehicles with our pipelay vessels allows us to install pipelines in a more coordinated fashion than is typical in our industry.

Historically, we have focused on performing projects involving pipelines of 12 inches or less in diameter on the Shelf. Based upon an annual survey conducted by Mustang Engineering, Inc. and Offshore Magazine, in 1997 we had a 15.99% market share of total miles of pipe of 12 inches or less in diameter laid in the Gulf of Mexico. This share grew to 31.13%, on the same basis, for 1999.

We provide additional services in connection with the infield development of offshore oil and natural gas fields, including inspection and maintenance services, pipeline tie-ins and tie-backs, riser installation, pipeline surveys and installation engineering and integrated construction support. These services support offshore infrastructure construction projects involving pipelines, production platforms and subsea production systems and are frequently performed in conjunction with our pipelay or umbilical installations. Our vessels provide a mobile above water platform that functions as an operational base for divers in water depths up to 1,000 feet and for remotely operated vehicles at all practical water depths. In water depths up to 1,000 feet, we typically use our own divers and dive support personnel because we believe it provides greater control over project costs and improves the quality of work performed. We own and operate two saturation diving systems and provide remotely operated vehicles services through our alliance with Sonsub Inc. See "-- Alliances." We also provide support services for hook-up and structure abandonment, including barge and logistic support, minimal steel fabrication, call-out diving and the chartering of vessels.

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The following table sets forth our historical operating data for the periods indicated:


                                                                                         THREE MONTHS
                                                                                             ENDED
                                             YEARS ENDED DECEMBER 31,                      MARCH 31,
                                   1996       1997       1998       1999       2000       2000       2001
---------------------------------------------------------------------------------------------------------
Pipelay:
  Total mileage..............       111        122        137        125        186         29         60
  Number of jobs.............        34         45         44         31         64          7         13
  Water depth range (feet)...     6-200     20-235     15-235      8-275      9-310     25-160     25-196
  Diameter range (inches)....      3-10       3-12        2-8       2-12       2-10        3-8       4-10
  Diameter breakdown (as % of
    revenues)(1):
    2"-3"....................                    4%        10%        12%        11%         7%         0%
    4"-6"....................                   80%        78%        63%        72%        73%        83%
    8"-10"...................                   12%        12%        22%        17%        20%        17%
    12"......................                    4%         0%         3%         0%         0%         0%
  Average length per job
    (miles)..................       3.3        2.7        3.1        4.0        2.9        4.1        4.6
  Average revenue per mile...  $188,288   $319,303   $236,482   $145,632   $218,300   $228,600   $213,700
Other:(2)
  Number of jobs.............        --         --         29         21          8          1          2
  Water depth range (feet)...        --         --     20-480     15-328   50-3,700        700        500
  Average revenue per job....        --         --   $235,345   $154,667   $696,800   $ 98,000   $834,000


(1)  This data is not available for 1996.

(2) Other includes inspection and maintenance services, pipeline tie-ins and tie-backs, riser installation, pipeline surveys and installation engineering and integrated construction support. Prior to 1998, our operations were limited to pipelaying.

THE INDUSTRY

General. The subsea construction industry installs and maintains platforms, pipelines and subsea production equipment for offshore oil and natural gas producers. Demand for subsea construction services is driven by:

+ worldwide demand for oil and natural gas;

+ discoveries of new reserves;

+ the amount of capital spending associated with developing new oil and natural gas fields;

+ the need to maintain and repair existing offshore production facilities during their economic life; and

+ regulatory requirements to remove production facilities after depletion of the fields.

These factors are predominantly influenced by oil and natural gas prices. The time required to drill an exploratory well and formulate a development plan creates a time lag between the start of drilling activities and increased demand for offshore construction services. Shelf fields may require from three to 12 months from successful drilling activities to development. Deepwater fields typically require at least three years from exploratory drilling activities to development. Oil and natural gas producers are only now beginning to increase their capital budgets for infield marine services following the recovery in oil and natural gas prices that commenced in the spring of 1999.


The International Energy Agency forecasts that world natural gas consumption should increase at an annual rate of approximately 3% through 2020 and that world oil consumption should increase at an annual rate of approximately 2% over the same period. Increased natural gas demand in the U.S. is expected to come from continued growth in electric power requirements. Environmental and economic


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considerations dictate that a large percentage of this increased electric power will come from newly constructed natural gas-fired power generation facilities.


Domestic natural gas supply and production capacity have declined due to the depletion of reservoirs and the reduction in drilling activity during the recent period of low oil and natural gas prices in 1998 and 1999, leading to a limited supply of natural gas. This imbalance between supply and demand has led to recent increases in natural gas prices. If higher natural gas price and volume demands are sustained, we expect significant drilling activity to continue on the Shelf, where, according to the Minerals Management Service, over 70% of the hydrocarbons produced since 1990 have been natural gas. As a result of the current environment, the number of active jack-up drilling rigs on the Shelf has increased from a low of 76 in April 1999 to 144 in April 2001 according to Offshore Data Services.


The decline in oil prices during the second half of 1997 was predominantly due to excess worldwide supply, which resulted from a reduction in demand for oil from countries in Southeast Asia following economic and currency problems in that region. Lower production and prices reduced oil company cash flows and offshore drilling and construction activity. Oil prices began to recover in the second quarter of 1999 primarily because OPEC stabilized oil prices through voluntary production limits, reducing oil inventories worldwide.

While the economic fundamentals of the Shelf are strong, major energy companies and large independent oil and natural gas operators are increasingly focusing their exploration and development efforts on frontier areas, particularly the deepwater regions of the Gulf of Mexico and off the coasts of South America and West Africa. These regions offer greater oil and natural gas reserve and production growth potential relative to the existing Shelf regions. However, for many of the independent oil and natural gas companies, the Shelf remains a core area for future production growth.

Shelf Market Compared to Deepwater Market. There are a number of characteristics about the deepwater market that differentiate it from the Shelf market.


On the Shelf, wells are generally drilled using conventionally moored semisubmersible drillings rigs or jack-ups. Fixed platforms can be installed using conventionally moored construction vessels. Afterwards, the pipeline and riser infrastructure can be installed using conventionally moored S-lay vessels and 4-point dive boats equipped with mixed gas or saturation diving equipment. Collectively these technologies are mature, and while there have been improvements, the basic processes have not fundamentally changed in the last 25 years.



In deepwater, exploration and development techniques are significantly different. Deepwater drilling and construction vessels are larger and more sophisticated than Shelf vessels and are typically equipped with dynamic positioning, or DP, systems that allow them to move or hold position within tight tolerances without using conventional moorings. This capability is a requirement for holding position in deepwater and for umbilical and pipelay installation operations. In addition, fixed structures are replaced by either floating production systems or subsea facilities.


Several different physical configurations have been used for floating production systems. In the U.S. Gulf of Mexico, tension leg platforms, Spars, and floating production units have been used. In other deepwater regions of the world, floating production, storage and offloading vessels have also been used. Each of these systems requires subsea field development hardware, including mooring equipment, wellheads, manifolds, infield pipelines, risers and infield umbilicals. We intend to focus our deepwater expansion efforts generally on the installation of this equipment and particularly on the installation of infield flowlines and related infrastructure, where we have analogous expertise operating on the Shelf.

Because of the higher absolute cost of production, construction and drilling equipment, the deepwater and ultra-deepwater markets are dominated by major oil and natural gas companies and a few large

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independents and state owned oil and natural gas companies. In the U.S. Gulf of
Mexico, deepwater production has been much more prolific and oil prone than existing production on the Shelf. According to the Minerals Management Service, in 1999 in the Gulf of Mexico:

+ 72.2% of the hydrocarbons produced from shallow water fields were natural gas and 61.5% of the hydrocarbons produced from deepwater fields were oil; and

+ over half of all of the oil produced came from just 26 deepwater fields.

Our management believes that the net effect has been that, despite the high absolute costs of deepwater production, the costs per barrel produced have been relatively modest.

Industry Budgets. Given the current oil and natural gas demand and price environment, we believe exploration and production companies may be preparing to increase their capital budgets for offshore projects, especially in the Gulf of Mexico and the South Atlantic Basin. According to Spears & Associates, Inc., the number of offshore wells drilled worldwide per year is expected to increase from 2,632 in 1999 to 3,221 in 2005, with total drilling and new completion expenditures for offshore wells drilled worldwide expected to increase from $23.7 billion in 1999 to $37.9 billion in 2005. As drilling activity continues to increase, the need to expand and extend infrastructure that can transport greater volumes of oil and natural gas from production platforms and subsea production systems to shore will also increase. Infield marine pipeline installation and related services will be required to transport the new supplies of natural gas and oil, thus increasing the demand for subsea vessels and services in the near term. We expect that the increases in capital spending on drilling activities will create opportunities for the offshore construction industry over the next 12 to 18 months.

OUR STRATEGY

We believe that we are well positioned to take advantage of the increased level of activity in the Gulf of Mexico and that our greatest long-term future growth opportunities lie in the natural extension of our niche services into deepwater. Our strategy, therefore, is to continue to take advantage of opportunities on the Shelf while expanding our niche services into the deepwater markets of the Gulf of Mexico and of the South Atlantic Basin. We intend to execute our deepwater expansion strategy by:

+ focusing on projects involving small diameter infield flowlines and related infrastructure where we have analogous expertise on the Shelf;

+ providing cost effective services through an expanded fleet of specially designed and equipped vessels; and

+ leveraging our customer relationships and alliances.

Our expertise and experience in our market niche on the Shelf should provide us with an advantage in the analogous deepwater market. Development projects in deepwater require many of the same types of services we currently provide on the Shelf. For example, deepwater production facilities such as tension leg platforms, Spars and floating production, storage and offloading vessels all require the extensive use of small diameter pipelines and umbilicals. These small diameter lines provide the same functions in deepwater that they provide on the Shelf.

We believe that we have an advantage in our market niche on the Shelf because of the cost efficiencies derived from the design and capabilities of our vessels, as well as from our operating methodology which takes advantage of our dive support vessels and divers, both of which are used to complete riser and pipeline tie-ins without impeding the progress of our pipelay barges. The vessels used to install trunk lines are larger and require larger crews than the vessels we operate, making it less cost effective for them to compete with us for small diameter infield installation services. We believe that we can

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extend this "compact vessel" advantage to deepwater markets by employing purpose-built vessels that are specially designed and equipped to provide our niche services in the most efficient and cost effective manner. To that end, in 2000 we initiated our deepwater capabilities by completing the construction of a DP-2 vessel and chartering a new DP-2 vessel. We also have entered into a contract to construct a new generation, specially designed and equipped deepwater pipelay and subsea construction vessel capable of operating in depths up to 10,000 feet. We have an option to build a sister ship of the same design.


It has been our management's experience that major integrated oil companies approach large development projects in deepwater regions by dividing them into discrete functional work packets which are then bid and awarded to a series of individual contractors who have been pre-qualified to perform a particular function. Major integrated oil companies maintain a group of construction experts on staff to divide up the work scope, to identify qualified contractors, and to coordinate and supervise the work program using these multiple contractors. This approach to contracting is frequently referred to as "best-in-class" contracting.



It has been management's experience that the other major approach, termed "EPIC" contracting (engineer, procure, install, and commission), is preferred by independents as well as by many foreign national oil companies. In EPIC contracting, a large engineering firm undertakes to deliver the completed project for a lump sum regardless of the functional requirements. That contractor then directly performs those portions of the scope within its capabilities and subcontracts out those where it does not have "in house" talent or capacity. The integration functions are the responsibility of the EPIC contractor.



Because the major integrated oil companies are disproportionately present in deepwater, we believe that best-in-class contracting will dominate for the deepwater portions of our business activity. We are able to pre-qualify and to bid directly to the major integrated oil companies without having to provide other engineering/contracting services. At the same time, on the Shelf, where independents predominate, we can continue to bid through the engineering firms who provide project management and other EPIC services to these clients.


Many of our Shelf customers are also active in deepwater exploration and development. We intend to leverage our customer relationships, including our alliance with Unocal Corporation's Spirit Energy 76 unit, to obtain deepwater projects. According to James K. Dodson Company, Unocal operates the third largest drilling program on the Shelf. Additionally, according to Infield Systems Limited and Douglas-Westwood Limited, Unocal currently has one of the 10 largest reserve bases worldwide in water depths greater than 1,000 feet. We also have technology alliances with two leading offshore technology, equipment and service providers. These alliances provide us with access to sophisticated technology applicable to deepwater projects. See "-- Alliances."

In addition to our deepwater expansion strategy, we intend to maintain a flexible fleet in order to take advantage of periods of increased activities on the Shelf. The design and capabilities of our existing vessels allow us to be a low-cost provider of pipeline installation and subsea construction services on the Shelf. In the near term, we expect the demand for our services on the Shelf will be maintained or will increase as a result of improved natural gas market fundamentals. See "Management's discussion and analysis of financial condition and results of operations -- Outlook."

OUR FLEET

We operate a diversified fleet of eight construction and service vessels. In April 2001, we entered into an option to purchase a pipelay/bury barge, the BH-400, which terminates on July 31, 2001. Upon purchasing the vessel, we will change its name to the Midnight Rider. In March 2000, we entered into

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a contract to construct a new generation DP-2 vessel, the Midnight Warrior, for deepwater pipelay and subsea construction. The following table summarizes the capabilities of the eight vessels in our current Gulf of Mexico fleet, the BH-400 (to be renamed the Midnight Rider) and the Midnight Warrior:



           VESSEL                                     CAPABILITIES
------------------------------------------------------------------------------------------
Midnight Brave..............  Simultaneous lay and bury up to 20" diameter pipe.
                              Sequential lay and bury operations for up to 12" diameter
                              pipe in water depths of up to 400 feet.
Midnight Runner.............  Simultaneous lay and bury up to 20" diameter pipe in water depths of up to 80 feet. Sequential lay and bury operations for up to 8" diameter pipe in water depths of up to 200
                              feet.
Midnight Dancer.............  Subsea construction with surface supply diving.
Midnight Star...............  Subsea construction with surface supply or saturation diving.
Midnight Carrier............  Subsea construction with surface supply or saturation diving.
Midnight Fox................  Support vessel (fuel, water, crew change) with capability to perform limited surface supply diving and diverless subsea construction.
Midnight Eagle..............  Simultaneous lay and bury up to 8" diameter pipe in water depths of up to 100 feet. Sequential lay and bury operations for up to 10" diameter pipe in water depths of up to 200
                              feet and reel lay of up to 6" diameter pipe in water depths of up to 2,400 feet.
Midnight Arrow..............  Diverless subsea construction in water depths of up to
                              10,000 feet.
Midnight Rider..............  Lay pipe up to 36" in diameter in water depths of up to 30 feet. Simultaneous lay and bury up to 10" diameter pipe in water depths up to 600 feet and up to 12" diameter pipe in water depths up to 300 feet.
Midnight Warrior............  Designed to lay pipe up to 10" in diameter, umbilical and cable in water depths of up to 6,000 feet and to provide
                              diverless subsea construction support in water depths of up to 10,000 feet.


MIDNIGHT BRAVE -- PIPELAY/BURY BARGE
The Midnight Brave was built as a logistic support barge in 1972. We purchased the vessel in 1987 and added a pipelay ramp, five work stations, a stinger and a 30 Kip tensioner. In 1998, we upgraded the vessel through the addition of a digitally controlled 50 Kip tensioner enabling the barge to extend its range to water depths of up to 400 feet. The vessel is 275 feet long and 70 feet wide and has accommodations for 80 workers and is controlled using a seven-point mooring system.

MIDNIGHT RUNNER -- PIPELAY/BURY BARGE
The Midnight Runner was a flat top cargo barge built in 1983. In that year, we purchased the vessel and added a seven-point mooring system, two spuds, four work stations, generators and ancillary equipment as well as accommodations for 30 workers. An improved 30 Kip tensioner was added in 1998. The vessel is 160 feet long and 54 feet wide.

MIDNIGHT DANCER -- DIVING SUPPORT VESSEL
The Midnight Dancer was a supply vessel built in 1978. We purchased the vessel in 1994 and added a 30 ton crane, a four-point mooring system, an air diving system and additional accommodations. The vessel is 195 feet long and 40 feet wide and accommodates 46 workers.

MIDNIGHT STAR -- DIVING SUPPORT VESSEL
The Midnight Star was a supply vessel built in 1976. We purchased the vessel in 1997 and added a four-point mooring system, a moonpool, a 650 foot saturation diving system, an air diving control room, a 40 ton crane, a 20 ton crane and additional accommodations. These modifications were completed in May 1998. The vessel is 197 feet long and 42 feet wide and accommodates 42 workers.

MIDNIGHT CARRIER -- DIVING SUPPORT VESSEL
The Midnight Carrier was a pipe carrier built in 1975. We purchased the vessel in May 1998. We then initiated a series of overhauls and upgrades to allow the vessel's use as a large four-point diving support vessel. We added a 650 foot four-point mooring system, a 1,000 foot saturation diving system

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and additional accommodations in October 2000. The vessel is 270 feet long and
58 feet wide and accommodates 36 workers.

MIDNIGHT FOX -- SUPPLY/DIVING SUPPORT VESSEL
Built in 1998, the Midnight Fox is equipped with a bow thruster, a four-point mooring system and a joystick for live boat operations. While this vessel can serve as a diving support vessel, its present primary role is as a personnel transport and supply vessel supporting the rest of our fleet. The vessel is 130 feet long and 28 feet wide.

MIDNIGHT EAGLE -- PIPELAY/BURY BARGE
The Midnight Eagle was originally built as a dredging barge. We purchased the vessel in 1997 and placed it in service in 2000 after adding a DP-2 system, a 20 foot long hull mid section, two 10 foot wide sponsons, four diesel driven azimuthing thrusters, a mooring/abandonment and recovery winch, accommodations for 57 workers, generators and ancillary equipment. A conventional firing line consisting of four work stations for S-lay, a reeled pipelay system for J-lay and a simultaneous jetting system were also installed. The vessel is 190 feet long and 76 feet wide. We believe the Midnight Eagle is the only DP vessel capable of simultaneously laying and burying pipelines in water depths of up to 100 feet. The vessel can install reeled pipe or umbilicals in water depths of up to 2,400 feet.

MIDNIGHT ARROW -- SUBSEA CONSTRUCTION VESSEL
Built in 1999 and delivered to us in early 2000 on a five-year charter, the Midnight Arrow is currently our most advanced deepwater vessel. Under the charter, we have an exclusive option to purchase the vessel for $8.25 million and the ability to extend the charter for an additional two years. The vessel has a DP-2 system, accommodations for 54 workers, a helideck and a 50 ton crane. The vessel is 197 feet long and 44 feet wide.


MIDNIGHT RIDER (BH-400) -- PIPELAY/BURY BARGE


The BH-400 was built in 1995. The vessel is equipped to lay and bury pipe using the conventional S-lay method. Equipped with five work stations, the vessel features a 50 foot stinger, a 110 foot stinger, and a 50 Kip tensioner. The vessel is 260 feet long, 72 feet wide, has accommodations for up to 84 workers and is controlled using an eight-point mooring system. We entered into an option to purchase the vessel for $9.45 million in April 2001 which expires if not exercised prior to July 31, 2001. As consideration for the option, we were required to pay $100,000 on May 1, 2001. We will be required to pay $100,000 on each of June 1, 2001 and July 1, 2001, unless we exercise the option prior to these dates. All conditions in the option to purchase have been satisfied.


MIDNIGHT WARRIOR -- PIPELAY/SUBSEA CONSTRUCTION VESSEL

We have contracted with Bender Shipbuilding & Repair Co., Inc. in Mobile, Alabama to build the Midnight Warrior. This contract expires on August 15, 2001 and requires us to secure construction financing and to obtain MARAD approval prior to becoming effective. Construction of the Midnight Warrior may require as long as 22 months from the date we commit to financing. We have contracted with SAS Gouda B.V. to fabricate the reel lay system. The Midnight Warrior has been designed to serve as a multi-purpose installation vessel and is intended to carry out installation of rigid flowlines, flexible flowlines, coiled tubing and umbilicals, as well as to perform subsea construction and maintenance operations in deepwater. The Midnight Warrior has also been designed with a DP-2 system, a cruising speed of 13 knots, one moonpool, a 250 ton crane and self sufficient capabilities to work for extensive periods of time without returning to port. We believe that the Midnight Warrior will be the first new-build vessel of its specifications to be commissioned in the United States and equipped with advanced technology for deepwater installation. As designed, the vessel is 336 feet long and 85 feet wide, which is longer and wider than a normal offshore construction DP-2 vessel. This


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allows the vessel to operate with a larger vertical reel in place without encountering the stability problems inherent in operating a shorter, narrower vessel with the same load. Moreover, this vessel can perform the bulk of the deepwater installation activities at a capital cost of one-half to one-third of that required by the next class of vessels, the 500 foot units owned or being constructed by our competitors.

MAINTENANCE
We incur routine drydock inspection, maintenance and repair costs pursuant to Coast Guard regulations in order to maintain classification for our vessels. In addition to complying with these requirements, we have our own vessel maintenance program which we believe permits us to continue to provide our customers with well maintained, reliable vessels.

ALLIANCES

Since May 1999, we have had an alliance agreement with Unocal Corporation under which we provide at least 80 percent of the pipelay, burial and riser installation projects for Unocal's Spirit Energy 76 operations in the Gulf of Mexico in water depths of up to 200 feet. The Spirit Energy 76 unit conducts Unocal's exploration, development and production activities on the Shelf and deepwater areas of the Gulf of Mexico. Under the alliance agreement, Unocal also considers us for projects, on a non-exclusive basis, in depths greater than 200 feet. According to James K. Dodson Company, since 1998, Unocal has ranked in the top three in wells drilled in water less than 200 feet. In addition, according to Infield Systems Limited and Douglas-Westwood Limited, Unocal currently ranks in the top ten globally for total reserves in depths greater than 1,000 feet.

We have also entered into two alliances to obtain access to sophisticated technology developments applicable to the deepwaters of the Gulf of Mexico and the South Atlantic Basin. The first is a cooperation agreement with Sonsub Inc., a wholly owned subsidiary of Saipem and one of the foremost companies supplying remotely operated vehicles worldwide, to bid jointly on deepwater construction and maintenance projects requiring diverless subsea construction techniques. The first two projects undertaken by this alliance were successfully completed during the second quarter of 2000. The second alliance is a non-exclusive, five-year preferred supplier agreement with SAS Gouda B.V., a leading manufacturer of advanced pipe tensioning and pipelaying equipment based in the Netherlands. The agreement with SAS Gouda gives us access to sophisticated pipelaying equipment, engineering support and current North Sea pipelaying technology that we believe will be applicable to the deepwaters of the Gulf of Mexico and of the South Atlantic Basin.

FACILITIES


Our corporate headquarters are located in Gretna, Louisiana, near New Orleans. We also maintain a commercial office in Houston, Texas, a logistics support base and fabrication yard in Dulac, Louisiana and a deepwater support facility in New Orleans, Louisiana. All of our facilities are leased. The following chart describes our facilities:



                                                                     APPROXIMATE       TERMINATION
               LOCATION                         FUNCTION                    SIZE     DATE OF LEASE
--------------------------------------------------------------------------------------------------
Gretna, Louisiana......................  Corporate Office         10,500 sq. ft.     December 2003
Houston, Texas.........................  Commercial Office         1,000 sq. ft.     November 2001
Dulac, Louisiana.......................  Logistics Support Base       21.9 acres     November 2003
                                         and Fabrication Yard
New Orleans, Louisiana.................  Deepwater Support        42,500 sq. ft.         July 2001
                                         Facility


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SAFETY AND QUALITY ASSURANCE

We maintain an award winning safety assurance program to reduce the possibility of accidents. Our Health, Safety and Loss Prevention Department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through new employee orientations, which include first aid and CPR training. In addition, prospective employees are required to submit to alcohol and drug testing. After an accident or other health or safety occurrence, the HSLP Department investigates the incident and further evaluates and, when necessary, refines its safety procedures to prevent similar incidents from occurring. Employees who do not adhere to our health, safety and environmental guidelines could face immediate termination. We believe that our commitment to our safety program is vital to attracting and retaining customers and employees, as well as controlling costs.

Industry associations and government regulators have recognized our commitment to safety. In 2000, we received special recognition by the National Ocean Industries Association, the main trade organization for the offshore services industry, for our "highly innovative and meritorious" Top to Bottom Safety Program. We have also received recent commendations from the Minerals Management Service and the Marine Board of the National Research Council for our significant safety achievements and continuing dedication to the safety of life at sea. The United States Coast Guard has also honored us with a certificate of appreciation in recognition of our promotion of offshore safety.

CUSTOMERS AND CONTRACTING

Our customers are primarily major energy companies and independent oil and natural gas companies operating in the Gulf of Mexico. During 2000, we provided subsea construction services to 33 customers. Of these customers, Coastal Oil accounted for 15.5% of our revenues and Oceanografia accounted for 11.1% of our revenues for the year ended December 31, 2000. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to development in any particular year. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in a subsequent fiscal year. With the exception of the alliance agreement with Unocal's Spirit Energy 76 unit, our Shelf construction contracts are typically of short duration, ranging from several days to two months.

We are normally awarded contracts from our customers by means of a highly competitive bidding process whereby customers typically request bids a few months prior to commencement of a project. We maintain a focused marketing effort through market analysis and a dedicated sales force. We also maintain an up-to-date database of market studies and statistical bidding analyses. We further market ourselves to customers through localized efforts in Houston, Texas and southeastern Louisiana. Most contracts are awarded on a fixed-price basis, but we also perform work under "cost-plus" and "day rate" arrangements as well as under hybrids of these arrangements. Under fixed-price contracts, we provide specified services at a fixed price regardless of the amount of time and materials actually required. As a result, we are responsible for all cost overruns. Consequently, although fixed-price contracts may offer greater potential profits, they also involve more risk than a cost-plus arrangement. Under cost-plus arrangements, we receive a specified fee in excess of the direct labor and material costs incurred. We are therefore protected against cost overruns, but do not benefit directly from cost savings. For projects involving day rate arrangements, our charges are based upon a rate schedule for the services provided.

As we expand our operations into deepwater, the typical contract profile is likely to change so that lead time, duration and our backlog of awarded but unexecuted projects will increase. We also expect

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that a larger portion of our contracts will be with major oil companies as the deepwater market continues to develop.

COMPETITION

The offshore marine construction industry is highly competitive. While we believe that availability and the capability of equipment and personnel, the reputation and experience of management and the efficiency and safety record of the contractor are important factors in this industry, price is the primary factor that determines which qualified contractor is awarded the contract. Contracts for work on the Shelf are typically awarded on a competitive bid basis one to three months prior to commencement of operations. Customers usually request bids from all companies which they believe are technically qualified to perform the project. In order to ensure that our company has an opportunity to bid for these projects, our sales staff contacts offshore operators known to have projects scheduled as well as the engineering firms which manage their construction projects.

The lower degree of complexity and capital costs involved in Shelf marine construction activities has allowed many entrants into that subsegment of the market, most of whom are involved only in Shelf activities. For conventional pipelay projects on the Shelf, we primarily compete with Global Industries, Ltd. and Horizon Offshore, Inc. For deepwater pipelay projects, we primarily compete with J. Ray McDermott, S.A. and Global Industries. We also compete with Saipem SpA, Coflexip Stena, Stolt Offshore, Inc. and Allseas. However, these competitors typically have not domiciled permanent pipelaying vessels in the Gulf of Mexico. For projects involving deepwater construction, we primarily compete with Cal Dive International, Inc. and Stolt Offshore, Inc.

BACKLOG

We do not consider our backlog amounts to be a reliable indicator of future revenue because most of our Shelf-based contracts are awarded and performed within a relatively short period of time. Thus, our backlog can fluctuate significantly based on the level of drilling activity on the Shelf, the timing of contract awards and the seasonal operating activity level throughout the year. As deepwater projects become more prevalent in our product mix, we expect to see an increased backlog because these projects have longer lead times than their Shelf-based counterparts.

EMPLOYEES

As of December 31, 2000, we had a total of 238 employees. Approximately 208 were operating personnel and 30 were corporate, administrative and management personnel. None of our employees belong to a union or are employed pursuant to any collective bargaining agreement or any similar arrangement.

GOVERNMENT AND ENVIRONMENTAL REGULATION

GENERAL
Many aspects of our offshore marine construction industry are subject to extensive governmental regulation by the United States Coast Guard, the National Transportation Safety Board, the United States Customs Service and the Occupational Safety and Health Administration, as well as by private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, and the Customs Service is authorized to inspect vessels at will.

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The Occupational Safety and Health Administration performs similar functions with respect to both offshore and onshore facilities.

We are required by various governmental and quasi-governmental agencies to obtain various permits, licenses and certificates with respect to our operations. We believe that we have obtained or will be able to obtain, when required, all permits, licenses and certificates necessary to conduct our business.

MARITIME
Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. Other non-maritime employees are covered by the U.S. Longshoremen and Harbor Workers Compensation Act. These laws typically operate to make liability limits established by state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job related injuries in federal courts. Since we are not protected by the limits imposed by state workers' compensation statutes, we may have greater exposure for any claim made by these employees.

Because we engage in certain activities that may constitute "coastwise trade" within the meaning of federal maritime regulations, we are also subject to regulation by MARAD, in addition to the Coast Guard and the Customs Service. Under these regulations, only vessels owned by United States citizens which are built and registered under the laws of the United States may engage in "coastwise trade." Furthermore, the foregoing citizenship requirements must be met in order for us to qualify for financing guaranteed by MARAD. To enjoy the benefits of United States registry, United States coastwise trade and MARAD-guaranteed financing, we must maintain United States citizenship as defined in the Shipping Act of 1916 and the regulations thereunder. Under these regulations, to maintain United States citizenship, our president or chief executive officer, the chairman of our board of directors and a majority of a quorum of our board of directors must be United States citizens. Further, at least 75% of the ownership and voting power of our capital stock must be held by United States citizens, as defined in the Shipping Act and the regulations thereunder.

ENVIRONMENTAL
Numerous federal, state and local laws and regulations relating to protection of the environment affect our operations. The technical requirements of these laws and regulations have become more complex and stringent in recent years, and compliance is becoming increasingly difficult and expensive. However, we do not believe that compliance with current environmental laws and regulations is likely to have a material adverse affect on our business or financial condition. Some environmental laws provide for strict liability for remediation of spills and releases of hazardous substances, including oil, into the environment, and some impose liability for damages to natural resources or threats to public health and safety. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. It is possible that changes in the environmental laws and enforcement policies under these laws, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities. Our insurance policies provide liability coverage for sudden and accidental occurrences of pollution and/or cleanup and containment of the foregoing in amounts that we believe are comparable to policy limits carried by others in the offshore construction industry.

The Oil Pollution Act of 1990 and regulations promulgated thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" includes the owner or operator of an onshore facility, pipeline, or vessel, or the lessee or permittee of the area in which an offshore facility is located. The Oil Pollution Act assigns liability to each responsible party for oil removal costs and a variety of public and private damages. Vessels subject to the Oil Pollution Act other than tank vessels are subject to liability limits

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of the greater of $500,000 or $600 per gross ton. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply. Few defenses exist to the liability imposed under the Oil Pollution Act. The Oil Pollution Act also imposes ongoing requirements on a responsible party including preparation of an oil spill contingency plan and proof of financial responsibility (to cover at least some costs in a potential spill) for vessels in excess of 300 gross tons. We believe that we currently have in place appropriate spill contingency plans and have established adequate proof of financial responsibility for our vessels.

The Clean Water Act and analogous state laws provide strict controls on the discharge of pollutants into the navigable waters of the United States and impose liability for the costs of remediating releases of petroleum and other hazardous substances. These laws provide for administrative, civil and criminal penalties for any unauthorized discharge of oil and other hazardous substances in reportable quantities and impose substantial potential liability for the costs of removal, remediation and damages. Our vessels routinely transport small amounts of hazardous substances and also carry diesel fuel for their own use. All vessels we operate have vessel response plans to deal with potential spills of hazardous substances including oil or its derivatives.

The Outer Continental Shelf Lands Act provides the federal government with broad discretion in regulating the release of oil and natural gas in connection with offshore oil and natural gas production. Because our operations rely on offshore oil and natural gas exploration and production, if the government were to exercise its authority under the Outer Continental Shelf Lands Act to restrict the availability of offshore oil and natural gas leases, such an action could have a material adverse effect on our financial condition.

The Comprehensive Environmental Response, Compensation and Liability Act and similar laws impose liability for releases of hazardous substances into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances. CERCLA assigns strict liability to each responsible party for all response and remediation costs, as well as natural resource damages. Few defenses exist to the liability imposed by CERCLA. We are not currently aware of any events that, if brought to the attention of regulatory authorities, would lead to the imposition of CERCLA liability.

EXPLORATION AND PRODUCTION INDUSTRY
We depend on the demand for our services from the oil and natural gas industry. Therefore, changes to laws, regulations, taxes and policies relating to the oil and natural gas industry can also affect our business. For example, the exploration and development of oil and natural gas properties located on the Outer Continental Shelf of the United States is regulated primarily by the Minerals Management Service. The Minerals Management Service has broad authority over such operations. It must approve and grant permits in connection with drilling and development plans submitted by oil and natural gas companies. Additionally, the Minerals Management Service has promulgated regulations requiring offshore production facilities to meet stringent engineering and construction specifications restricting the flaring or venting of natural gas, governing the plugging and abandonment of wells and controlling the removal of production facilities. Further, under some circumstances, the Minerals Management Service has the authority to require the suspension or termination of any operations on federal leases, and has proposed regulations that would permit it to expel unsafe operators from offshore operations. The Minerals Management Service also has established rules governing the calculation of royalties and the valuation of crude oil produced from federal offshore leases. The Minerals Management Service has issued regulations regarding costs for natural gas transportation, which are deductible for royalty

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valuation purposes when natural gas is sold off lease. Delays in the approval of plans and issuance of permits by the Minerals Management Service because of staffing, economic, environmental or other reasons could adversely affect our operations by limiting demand for our services. We cannot predict how the Minerals Management Service regulations may be amended in the future. However, any change in Minerals Management Service regulations that adversely affects offshore oil and natural gas operations has the potential to limit demand for our services and adversely impact our future operations and earnings.

Other federal agencies like the Federal Energy Regulatory Commission and state authorities continue to heavily regulate the natural gas transportation market. These regulations affect the price and terms for access to pipeline transportation and the economics of natural gas production, transportation and sales. To a lesser degree, transportation of crude oil by pipeline is also subject to regulation. Any changes in these regulations that adversely affect the market for natural gas or crude oil may adversely affect our business by limiting demand for our services.

INSURANCE

Our operations are subject to the risks inherent in offshore marine activity. These risks include personal injury and loss of life or property, environmental accidents, mechanical failures and collisions. Damages arising from an occurrence may in the future result in the assertion of potentially large claims against us.

We maintain comprehensive insurance covering our assets and operations, including marine employers' liability insurance and workers' compensation, at levels we believe are consistent with industry standards. Our workers' compensation and marine employers' liability insurance includes U.S. Longshoremen and Harbor Workers Compensation Act and maritime and outer continental shelf endorsements. In addition to our primary liability insurance, we maintain excess and umbrella policies for up to a $30 million limit. We also maintain other coverage for water pollution, automobile, property, hull and commercial crimes. We do not maintain insurance for the cost of replacing the constructive total loss of vessels. However, we believe that some risks are not insurable, or that insurance to cover such risks is available only at rates that we do not consider to be commercially reasonable. We cannot assure you that our insurance coverage will be adequate in all circumstances or against all hazards, nor can we assure you that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

LEGAL PROCEEDINGS

We are involved in legal proceedings arising in the ordinary course of business. In our opinion, these matters will not have a material adverse effect on our financial position or results of operations.

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Management
EXECUTIVE OFFICERS AND DIRECTORS

The following table provides information regarding our directors and executive officers as of March 31, 2001:

NAME                                             AGE   POSITION(S)
------------------------------------------------------------------------------------------------------
Lyle G. Stockstill.............................  57    Chairman of the Board and Chief Executive
                                                       Officer
Lana J. Hingle Stockstill......................  56    Senior Vice President-Administration and
                                                       Director
Eric N. Smith..................................  57    Executive Vice President
William J. Blackwell...........................  42    Chief Financial Officer and Director
Curtis Lemons..................................  73    Director
John Reynolds..................................  30    Director
Ken Wallace....................................  75    Director

Lyle G. Stockstill is one of our co-founders and has served as our Chairman of the Board and Chief Executive Officer since 1978. Mr. Stockstill has over 36 years of experience in all aspects of offshore pipelay and construction operations. Mr. Stockstill has previously held positions at Brown & Root, Inc. and Taylor Diving, Inc. and has worked both domestically and internationally. Mr. Stockstill is the husband of Lana J. Hingle Stockstill.

Lana J. Hingle Stockstill is one of our co-founders and has served as a director and Senior Vice President -- Administration since 1978. Mrs. Stockstill has 28 years of experience handling our administrative duties and the administrative duties of other oil service companies. Mrs. Stockstill holds a Bachelor of Arts degree from Louisiana State University. Mrs. Stockstill is the wife of Lyle G. Stockstill.


Eric N. Smith joined our company in September 2000 as Executive Vice President. From May 2000 to September 2000, Mr. Smith was a consultant for IMA Offshore, a business unit of International Maritime Associates, a consulting firm specializing in analysis of marine-related projects. From May 1998 to May 2000, Mr. Smith served as President and Chairman of Saipem, Inc., a United States subsidiary of Saipem SpA, a major Italian drilling and construction company. From August 1995 to May 1998, Mr. Smith worked in Italy for Saipem SpA as Manager of Market Analysis, Strategic Planning for the Saipem Group. In April 1994, Mr. Smith co-founded Delta Energy Management, a financial services company focusing on oil and gas companies, and served as its Executive Vice President until August 1995. From 1984 to 1994, Mr. Smith served in a number of capacities for J. Ray McDermott, S.A., a service provider to offshore oil and natural gas exploration and production companies and to other marine construction companies. Mr. Smith has 17 years of experience in the offshore construction business. Mr. Smith holds a Bachelor of Science degree in Chemical Engineering from Georgia Tech and a Masters of Business Administration from Tulane University.


William J. Blackwell has served as our Chief Financial Officer since June 1998 and has been a director since June 2000. From September 1997 to May 1998, Mr. Blackwell was self employed, working as a mergers and acquisitions consultant. From July 1988 to August 1997, Mr. Blackwell was a financial officer of the affiliated public companies Freeport-McMoRan Inc. and McMoRan Oil & Gas Co., each a company engaged in mineral extraction, and Stratus Properties Inc., a real estate development company, most recently serving as controller of Freeport-McMoRan Inc. From January 1981 to July 1988, he was employed by Arthur Andersen LLP. Mr. Blackwell is a certified public accountant and holds a Bachelor of Accountancy degree from the University of Mississippi.

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Curtis Lemons has been a director since November 1998. From 1985 to November
1998, Mr. Lemons was retired. He has 31 years of experience in the offshore oil and natural gas industry in the Gulf of Mexico and international locations. From 1954 to 1985, Mr. Lemons was employed by Conoco Inc., an integrated energy company, in senior management positions, including Vice President of Production -- South China Sea, General Manager -- North Sea, and Production Manager -- Europe. Mr. Lemons holds a Bachelor of Science degree in Petroleum Engineering from Texas A&M University.

John Reynolds has been a director since May 2000. In July 1998, Mr. Reynolds co-founded Lime Rock Partners LLC and has been a managing member since its formation. From 1992 to July 1998, Mr. Reynolds was employed in a number of positions by Goldman Sachs & Co., most recently as a Vice President and the senior research analyst responsible for the oil service sector. Mr. Reynolds currently serves on the boards of directors of IPEC, Ltd., a pipeline and oilfield construction company, Roxar ASA, an oil services and reservoir management company, Sensa Ltd., a developer of fiber optic based reservoir management solutions, Noble Rochford Drilling Ltd., an offshore rig joint venture with Noble Drilling, and OneOffshore Inc., an offshore energy industry business intelligence company. He holds a Bachelor of Arts degree from Bucknell University.

Ken Wallace has been a director since May 2000. From 1987 to May 2000, Mr. Wallace was retired. From 1983 to 1987, Mr. Wallace was President and a director of Taylor Diving & Salvage Co., Inc., a subsidiary of Haliburton Co. which provides diving services. From 1967 to 1983, Mr. Wallace held numerous positions for Taylor Diving & Salvage Co., Inc., including Research and Development Manager, Superintendent, Department Manager, Vice President of Research and Development, Senior Vice President of Operations, and Executive Vice President. Mr. Wallace also spent 24 years in the U.S. Navy where his positions included Division Officer, Senior Master Diver and Senior Chief Petty Officer.

OTHER KEY EMPLOYEES

Willie Bergeron joined our company in September 1995 as a Project Manager. Mr. Bergeron was promoted to General Manager of Operations in December 1997 and then to General Manager -- Shallow Water Division in March 1999. In September 2000, Mr. Bergeron was promoted to Operations Manager for both shallow and deepwater activities. From 1988 to 1995, Mr. Bergeron was employed in the areas of operations management and engineering by McDermott International, Inc., an international offshore contractor. Prior to that, Mr. Bergeron co-owned a civil engineering firm that conducted offshore, commercial and residential engineering. Mr. Bergeron has 23 years of oilfield related experience and holds a degree in Engineering Technology from Nicholls State University. Mr. Bergeron is 51 years old.

Jackson Bullock joined our company in October 1999 as Senior Project Manager. From August 1997 to October 1999, Mr. Bullock worked as senior mechanical engineer on the deepwater consulting alliance team for the Mars Expansion Project for Waldemar S. Nelson, an engineering firm. He also held the position of district manager for Flint Engineering & Construction, an engineering company, from June 1995 to August 1997. Mr. Bullock has over ten years of oil and natural gas related engineering experience ranging from petro-marine engineering to design engineering. He holds a Bachelor of Engineering Degree in Naval Architecture and Marine Engineering from the University of New Orleans. Mr. Bullock is 34 years old.

Vincent Lecarme joined our company as Engineering Manager -- Deepwater in February 1998. From 1971 to February 1998, Mr. Lecarme was employed by various divisions of Stolt Offshore, Inc., an international offshore contractor, in positions ranging from Project Manager to Senior Vice President. Mr. Lecarme has over 31 years of experience in the offshore construction industry, including the design and fabrication of diving and construction equipment and vessels for offshore installation, the

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management of construction projects in West Africa, Asia Pacific and the Middle
East and the management of operations and projects in Asia Pacific. Mr. Lecarme has a Masters Degree in Civil Engineering from the University of Grenoble. Mr. Lecarme is 62 years old.


James Mermis joined our company in June 2000 as Senior Sales Engineer. From October 1997 to June 2000, Mr. Mermis was the Senior Project Manager for Stolt Offshore, Inc., where he was responsible for the management of the DP MSV Seaway Hawk. From September 1997 to October 1997, he held the position of Project Manager for DonJon Marine/Gulf South Marine Divers, a company which provides diving services. From 1994 to August 1997, he was the Diving Group Manager for Subsea International Inc., an offshore contractor. Mr. Mermis received a Bachelor of Science degree from the University of North Alabama, a Marine Technology degree from Santa Barbara City College and a Masters of Business Administration from Tulane University. He is also a member of the Board of Directors and of the Hazardous/Contaminated Water Diving Committee for the Association of Diving Contractors International. He is also a member of the ADCI/MCA Committee for Joint Diving Standards and a member of the American Welding Society. Mr. Mermis is 51 years old.


E.T. "Robbie" Robinson joined our company in September 1998 as General
Manager -- Shallow Water. In March 1999, Mr. Robinson was promoted to Vice President -- Operations. In September 2000, Mr. Robinson was promoted to Vice President -- Business Development. From August 1997 to August 1998, he served as Senior Project Manager for Pegasus International, an engineering firm. From January 1997 to August 1997, he served as Vice President of Operations for Subsea International Inc. From 1988 to December 1996, he served as Division Operations Manager for Subsea International Inc. Mr. Robinson has over 35 years of experience in the offshore fabrication and pipeline industry. Mr. Robinson holds a Bachelor of Science Degree in Business Administration from Northwestern State University of Louisiana. Mr. Robinson is 58 years old.

BOARD COMMITTEES

Our board of directors has an Audit Committee and a Compensation Committee. The Audit Committee, which consists of Messrs. Lemons, Reynolds and Wallace:

+ recommends to the board the annual selection of independent auditors;

+ approves the plan and scope of the annual audit of our financial statements and any other services provided by independent auditors and the fees for the audit and those services;

+ reviews our annual audited financial statements prior to publication and discusses the results of the audit with management and independent auditors; and

+ discusses with management and independent auditors the design, quality and adequacy of our internal controls.

The Compensation Committee, which consists of Messrs. Lemons, Reynolds and Wallace, reviews and recommends to our board the compensation and benefits of our executive officers, establishes and reviews general policies relating to our compensation and benefits, and administers the Torch Offshore, Inc. 2001 Long-Term Incentive Plan (the "2001 Incentive Plan"), which is further described below.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers has served as a member of a compensation committee or of a board of directors of any other entity that has an executive officer serving as a member of our board of directors or Compensation Committee.

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DIRECTOR COMPENSATION

Directors who are our employees do not receive cash compensation for their services as directors or members of committees of our board of directors. Our non-employee directors will receive an annual fee of $12,000, which may be paid in a combination of cash or common stock at the discretion of the board of directors, and fees of $1,000 for each committee meeting attended in person. All directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the board of directors or committees thereof and for other expenses incurred in their capacity as directors.


Each of our directors is eligible to participate in our 2001 Incentive Plan. The terms of our 2001 Incentive Plan provide that each of our non-employee directors will be awarded options to purchase 2,500 shares of our common stock upon completion of the offering and options to purchase 1,000 shares of our common stock on the first business day of the month following each annual meeting after which they continue to serve. The options will become exercisable six months and one day from the date of the grant and will expire ten years from the date of the grant. All grants are subject to the general terms and conditions of the 2001 Incentive Plan. See "-- 2001 Incentive Plan."


EXECUTIVE COMPENSATION

The following table presents information regarding the compensation paid by us during 2000 to our Chief Executive Officer and our five other most highly compensated employees. These six persons are collectively referred to in this prospectus as the "named executive officers."

                        2000 SUMMARY COMPENSATION TABLE

                                                                   ANNUAL
                                                                COMPENSATION        ALL OTHER
                NAME AND PRINCIPAL POSITION                    SALARY    BONUS   COMPENSATION(1)
------------------------------------------------------------------------------------------------
Lyle G. Stockstill..........................................  $245,000   $ --       $ 13,841
  Chairman of the Board and Chief Executive Officer
Patrice Chemin..............................................   230,192     --        396,841
  President(2)
Vincent Lecarme.............................................   153,642     --         12,849
  Engineering Manager -- Deepwater
William J. Blackwell........................................   133,000     --         11,621
  Chief Financial Officer
E. T. Robinson..............................................   123,461     --         11,049
  Vice President -- Business Development
Lana J. Hingle Stockstill...................................   122,308     --          7,338
  Senior Vice President -- Administration

 (1) Amounts include: (a) 401(k) contributions as follows: Mr. Stockstill, $10,200; Mr. Chemin, $10,200; Mr. Lecarme, $9,208; Mr. Blackwell, $7,980;
     Mr. Robinson, $7,408; Mrs. Stockstill, $7,338; (b) health insurance premiums as follows: Mr. Stockstill, $3,641; Mr. Chemin, $3,641; Mr. Lecarme, $3,641; Mr. Blackwell, $3,641; Mr. Robinson, $3,641; and (c) amounts related to the severance of Mr. Chemin of approximately $383,000. See "Certain relationships and related party transactions."

 (2) Mr. Chemin ceased being employed by us in December 2000.

OPTION GRANTS

In connection with the offering, we intend to grant options under the 2001 Incentive Plan to purchase an aggregate of approximately 300,000 shares of our common stock at an exercise price equal to the

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initial public offering price for such shares. Prior to the offering, no options to purchase shares of our common stock were outstanding.

During 2000, no options were granted to or exercised by any named executive officers.

2001 INCENTIVE PLAN


We have adopted the 2001 Incentive Plan effective as of April 27, 2001. Its objectives are to attract and retain employees, consultants, and directors, to give them a sense of proprietorship in our company, and to allow them to participate in our development and financial success.


ADMINISTRATION
Our Compensation Committee administers the plan. The Compensation Committee is authorized to select the participants who will receive awards under the plan and, subject to the terms and conditions of the plan, to determine the type or types of awards made to each participant and the terms and conditions applicable to each award. In addition, the Compensation Committee has full and exclusive power to interpret the plan and to adopt such rules, regulations and guidelines for carrying out the plan as it may deem necessary or appropriate. The Compensation Committee may delegate its duties under the plan to our Chief Executive Officer or other executive officers, subject to such rules and regulations as the Compensation Committee establishes.


SHARES SUBJECT TO THE 2001 INCENTIVE PLAN

We have reserved 3,000,000 shares of our common stock for issuance under the plan, subject to adjustment as described below. Shares subject to awards that are forfeited or terminated or expire unexercised such that the shares covered thereby are not issued, become available for awards.


ELIGIBILITY AND TYPES OF AWARDS


All employees and consultants of our company and subsidiaries are eligible for awards under the plan. Directors of our company are also eligible for awards under the plan. Non-employee directors of our company will receive automatic rewards under the plan as described in "Management -- Director Compensation." Awards under the plan may be in the form of options, stock awards, phantom stock awards, cash awards, performance stock awards, or stock appreciation rights. Awards may be granted singly, in combination, or in tandem.



Options may be either incentive stock options that comply with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options that do not comply with such requirements. Director and consultant awards may not include incentive stock options. Options generally will have an exercise price as specified in the award agreement, and incentive stock options will have an exercise price not less than the fair market value (as defined in the plan) of our common stock on the date of grant. The exercise price of any options must be paid in full, at the time the option is exercised, in cash or, if permitted by the Compensation Committee, by tendering our common stock or surrendering all or part of another award under the plan (including restricted stock), held by the participant for at least six months and valued at fair market value on the date of exercise, or any combination thereof. The Compensation Committee may provide for procedures to permit the exercise or purchase of awards by loans from our company or by use of the proceeds to be received from the sale of our common stock issuable pursuant to an award. The Compensation Committee will determine all other terms, conditions, and limitations applicable to any options.


Stock awards may consist of restricted and unrestricted grants of our common stock or may be denominated in units of our common stock. Stock awards may be subject to conditions established by

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the Compensation Committee, including, but not limited to, continuous employment or service with our company or subsidiary, achievement of specific business objectives, increases in specified indices, and attaining specified growth rates. Rights to dividends or dividend equivalents may be extended to and made a part of any stock award, subject to the terms, conditions, and restrictions established by the Compensation Committee. The Compensation Committee will determine all other terms, conditions, and limitations applicable to any stock awards.

Phantom stock awards are rights to receive the value of a specified number of shares of our common stock. The Compensation Committee will determine the terms, conditions, and limitations applicable to any phantom stock awards.

Cash awards consist of grants denominated in cash. The Compensation Committee will determine the terms, conditions, and limitations applicable to any cash awards.


Performance stock awards consist of grants that are contingent on the achievement of certain performance objectives established by our board of directors, with the satisfaction of such objectives determined by reference to the fair market value of our common stock, or increase thereof, or by reference to performance measures other than our common stock, or a combination thereof, over a specified period of time. The Compensation Committee will determine the terms, conditions, and limitations applicable to any performance share awards.


Stock appreciation rights are rights to receive an amount in cash or of shares of our common stock equal to the appreciation in value of a specified number of shares of our common stock over a particular period of time. The Compensation Committee will determine the terms, conditions, and limitations applicable to any stock appreciation rights.

No participant may be granted awards consisting of options or stock appreciation rights exercisable for more than 25% of the total number of shares of our common stock authorized for awards under the plan, subject to adjustment as described below. If the number of shares authorized for awards under the plan is subsequently increased, then the 25% limitation will apply to the new number of shares authorized.

The Compensation Committee may, in its discretion, provide for the extension of the exercisability of an award, accelerate the vesting or exercisability of an award, eliminate or make less restrictive any restrictions contained in an award agreement, waive any restriction or other provision of the plan or an award agreement, or otherwise amend or modify an award in any manner that either is not adverse to the participant holding the award or is consented to by such participant.


PAYMENT OF AWARDS

Payment of awards may be made in cash or with shares of our common stock or combinations thereof and may include such restrictions as the Compensation Committee will determine including, in the case of payment with shares of our common stock, restrictions on transfer and forfeiture provisions. The Compensation Committee may permit selected participants to elect to defer payment of some or all types of awards or may provide for the deferral of an award in an award agreement or otherwise. The Compensation Committee may also establish rules and procedures for the crediting of interest on deferred cash payments and dividend equivalents for deferred payment of stock awards. At the discretion of the Compensation Committee, a participant may be offered an election to substitute an award for another award or awards of the same or different type.


PERFORMANCE-BASED AWARDS


We have an annual incentive performance award program that provides for the grant of performance-based awards to employees based on certain business criteria including after-tax net income, return on capital or other performance criteria identified by the Compensation Committee.


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MANAGEMENT
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The terms, conditions and limitations applicable to any performance-based awards under such program will be determined by the Compensation Committee. Performance-based awards may be in the form of performance stock awards or restricted stock.



TERMINATION OF EMPLOYMENT OR SERVICE


Upon the termination of employment or service of a participant, any unexercised, deferred, or unpaid awards will be treated as provided in the specific award agreement evidencing the award. Unless otherwise specifically provided in the award agreement, each award granted under the plan that is an option will immediately terminate to the extent the option is not vested (or does not become vested as a result of such termination of employment or service) on the date the participant terminates employment or service with our company or subsidiary. Special plan provisions apply with respect to terminations of service of non-employee directors.


ASSIGNABILITY
In general, awards under the plan may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution. Subject to approval by the Compensation Committee in its sole discretion, other than with respect to incentive stock options, all or a portion of the awards granted to a participant under the plan may be transferred to the participant's immediate family members, to a trust or trusts established for such immediate family members, or to a partnership or partnerships in which such immediate family members have at least 99% of the equity, profit, and loss interests.

ADJUSTMENT
The plan provides for adjustments to the number of shares of our common stock reserved under the plan and covered by outstanding awards, the exercise price of such awards, and the appropriate fair market value and other price determinations for such awards in the event of any distribution, stock split, recapitalization, extraordinary distribution, merger, consolidation, combination or exchange of shares of our common stock or similar change, or upon the occurrence of any other event that the Compensation Committee, in its sole discretion, deems appropriate.


TAX WITHHOLDING


We may deduct applicable taxes from any award payment and withhold, at the time of delivery or vesting of cash or shares of our common stock under the plan, an appropriate amount of cash or number of shares of our common stock or a combination thereof for payment of taxes required by law or may take such other action as may be necessary, in our opinion, to satisfy all obligations for withholding of such taxes. The Compensation Committee may also permit withholding to be satisfied by the transfer of shares of our common stock previously owned by the holder of the award for which withholding is required. If shares of our common stock are used to satisfy tax withholding, such shares will be valued based on the fair market value when the tax withholding is required to be made.



AMENDMENT OR TERMINATION OF THE 2001 INCENTIVE PLAN


We may amend, alter, or discontinue the plan, except that no amendment or alteration that would impair the rights of any participant under any award previously granted will be made without the participant's consent, and no amendment or alteration will be effective prior to its approval by our stockholders, to the extent such approval is determined by our board of directors to be required by applicable laws, regulations or exchange requirements.


401(k) PLAN


We have adopted the Torch, Inc. 401(k) Retirement Plan effective as of January 1, 2001. The 401(k) plan covers substantially all employees, subject to age and service requirements. Contributions to the


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MANAGEMENT
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401(k) plan are elective deferrals by the employee which we match on a dollar-for-dollar basis, up to a maximum of 6% of an employee's base salary.

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with Messrs. Bergeron, Blackwell, Lecarme, Mermis, Robinson and Smith. Pursuant to these agreements, each employee has:

+ an employment agreement expiring on December 31, 2002, which can be renewed for successive one-year terms;

+ a severance benefit equal to six months salary (unless terminated for cause), during which period he has agreed not to compete with us; and

+ the ability to participate in our various employee benefit plans.

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

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Certain relationships and related party transactions

THE CONTRIBUTION


In connection with the offering, Lime Rock will contribute its preferred membership units in Torch Offshore, L.L.C. to Torch Offshore, Inc. in exchange for 828,333 shares of Torch Offshore, Inc. common stock, and Torch, Inc. will contribute its membership units in Torch Offshore, L.L.C. to Torch Offshore, Inc. in exchange for 7,505,000 shares of Torch Offshore, Inc. common stock. In addition, we will pay Lime Rock accrued distributions on its membership units of approximately $0.1 million in connection with the Contribution. See "Management's discussion and analysis of financial condition and results of operations -- Recent events."


We will enter into a registration rights agreement with Lime Rock upon completion of the offering and the Contribution. This agreement will give Lime Rock the right, on three occasions, to demand that we register all or any portion of its shares of our common stock for sale under the Securities Act. Lime Rock may not make a demand prior to the expiration of the 180 day lock-up period, and the gross proceeds of any proposed demand registration must reasonably be expected to be at least $5 million. The registration rights agreement also will provide Lime Rock with the right, if we propose to register any of our common stock under the Securities Act, to include their shares of common stock in the registration, subject to limitations.

The agreement will provide customary registration procedures. We will pay all registration-related expenses, other than underwriters' discounts and commissions. The registration rights under the agreement will be assignable to any purchaser of registrable securities. Demand registration rights will terminate on the tenth anniversary of the agreement. The registration rights agreement will contain customary indemnification and contribution provisions by us for the benefit of any selling stockholders and any underwriters.

TRANSACTIONS BEFORE THE CONTRIBUTION

Effective December 2000, Patrice Chemin entered into an employment termination agreement with us. Under the terms of this agreement, we agreed to make severance payments of approximately $283,000 to Mr. Chemin. Upon execution of the agreement we paid Mr. Chemin $50,000, and we will pay the remaining amounts to him in substantially equal periodic installments through December 2001. As consideration for such payments, Mr. Chemin agreed to, among other things:

+ the immediate termination of his employment agreement; and

+ the cancellation of all options to purchase our common stock held by him.

The separation agreement also provides for a $100,000 lump sum payment to Mr. Chemin upon the closing of the offering.

We have purchased catering services from a company owned by Mrs. Stockstill and her relatives. We incurred $178,000 in costs to this company in 1998.

We have purchased fuel from a company owned by Mrs. Stockstill and her relatives. We incurred $282,000 in costs to this company in 2000.

We believe that the terms associated with the purchases of catering services and fuel from related parties are comparable to the terms that would be associated with similar transactions with unrelated third parties. In the future, we may enter into additional transactions with related parties. We intend that the terms of any future transactions with related parties will be comparable to the terms that would be associated with similar transactions with unrelated third parties.

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                                                                              57
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Principal and selling stockholders


The following table sets forth information regarding beneficial ownership of our common stock, as of March 31, 2001 giving effect to the Contribution and as adjusted to reflect our sale of common stock in the offering, by:


+ each person who we know to be the beneficial owner of more than 5% of our outstanding common stock;

+ each executive officer;

+ each director;

+ all directors and executive officers as a group; and

+ each selling stockholder.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, all persons listed have sole voting and investment power with respect to the shares of common stock indicated.


                                                          MAXIMUM             BENEFICIAL OWNERSHIP PERCENTAGE
                                                         NUMBER OF      --------------------------------------------
                                                       SHARES TO BE                AFTER OFFERING    AFTER OFFERING
                                                         SOLD UPON                  (ASSUMING NO     (ASSUMING FULL
                                          SHARES        EXERCISE OF                  EXERCISE OF       EXERCISE OF
                                       BENEFICIALLY   OVER-ALLOTMENT     BEFORE    OVER-ALLOTMENT    OVER-ALLOTMENT
NAME OF BENEFICIAL OWNERS(1)              OWNED          OPTION(2)      OFFERING       OPTION)         OPTION)(3)
--------------------------------------------------------------------------------------------------------------------
Torch, Inc...........................    7,505,000        375,000        90.1%         56.3%               52.0%
Riverside Investments LLC(4).........      789,952        357,624          9.4           5.9                3.2
The Lyle G. Stockstill Trust No.
  1(5)...............................    1,876,250         93,750         22.5          14.1               13.0
The Lana Hingle Stockstill Trust No.
  1(6)...............................    1,876,250         93,750         22.5          14.1               13.0
Donald J. Webre(7)...................    1,876,250         93,750         22.5          14.1               13.0
Geraldine Cook(7)....................    1,876,250         93,750         22.5          14.1               13.0
Lyle G. Stockstill(8)................    7,505,000        375,000         90.1          56.3               52.0
Lana J. Hingle Stockstill(9).........    7,505,000        375,000         90.1          56.3               52.0
Eric N. Smith........................           --             --            *             *                  *
William J. Blackwell(10).............       17,500             --            *             *                  *
Vincent Lecarme......................           --             --            *             *                  *
E.T. Robinson........................           --             --            *             *                  *
Curtis Lemons........................           --             --            *             *                  *
John Reynolds(4)(11).................      828,333        375,000          9.9           6.2                3.3
Ken Wallace..........................           --             --            *             *                  *
Friends of Lime Rock LP(4)...........       38,381         17,376            *             *                  *
All Executive Officers and Directors
  as a group (10 persons)(10)........    8,350,833        375,000          100          62.5               58.1


  *   less than one percent

 (1) Unless otherwise indicated, the address of each person is c/o Torch Offshore, Inc., 401 Whitney Avenue, Suite 400, Gretna, Louisiana 70056-2596.


 (2) If the over-allotment option is fully exercised, then the selling stockholders will be entitled to sell an aggregate of 375,000 shares of common stock (the "Full Amount"). If the over-allotment option is partially exercised, then the aggregate number of shares that the selling stockholders will be entitled to sell will be equal to one half of the number of shares to be sold in the over-allotment (the "Partial Amount"). Torch, Inc. will be entitled to sell 90.06% of the Full Amount or the Partial Amount, as the case may be, and Riverside Investments LLC and Friends of Lime Rock LP, acting as a single party, will be entitled to sell 9.94% of the Full Amount or the Partial Amount, as the case may be. To the extent either party does not sell the entire amount it is entitled to sell, the other party will be entitled to sell such amount not sold, up to the maximum number indicated in the table.


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

PRINCIPAL AND SELLING STOCKHOLDERS

--------------------------------------------------------------------------------


 (3) Assumes that each selling stockholder sells the maximum number of shares indicated.



 (4) The address of each of Riverside Investments LLC, Friends of Lime Rock LP and John Reynolds is c/o Lime Rock Partners LLC, 518 Riverside Avenue, Building 11, 2nd Floor, Westport, Connecticut 06880.



 (5) Represents shares owned by Torch, Inc. The Lyle G. Stockstill Trust No. 1, which owns 25% of the outstanding capital stock of Torch, Inc., disclaims beneficial ownership of the shares shown in the table.



 (6) Represents shares owned by Torch, Inc. The Lana Hingle Stockstill Trust No. 1, which owns 25% of the outstanding capital stock of Torch, Inc., disclaims beneficial ownership of the shares shown in the table.



 (7) Donald J. Webre and Geraldine Cook are the members of the trustee investment committee of The Lyle G. Stockstill Trust No. 1. Each of Donald
      J. Webre and Geraldine Cook disclaims beneficial ownership of the shares shown in the table.



 (8) Represents shares owned by Torch, Inc. Mr. Stockstill serves as Chief Executive Officer and Chairman of the Board of Directors of Torch, Inc., which is currently comprised of three members. Mrs. Stockstill serves as Secretary, Treasurer and a Director of Torch, Inc.



 (9) Represents shares owned by Torch, Inc. Mrs. Stockstill serves as Secretary, Treasurer and a member of the Board of Directors of Torch, Inc., which is currently comprised of three members. Mr. Stockstill serves as Chief Executive Officer and Chairman of the Board of Directors of Torch, Inc.



(10) Includes 17,500 shares issuable upon exercise of options granted in connection with the offering that will become exercisable within 60 days.



(11) Includes 789,952 shares owned by Riverside Investments LLC and 38,381 shares owned by Friends of Lime Rock LP. Mr. Reynolds serves as managing member of entities which control the investment decisions of Riverside Investments LLC and Friends of Lime Rock LP. Riverside Investments LLC and Friends of Lime Rock LP make all voting and investment decisions in concert with each other. Mr. Reynolds disclaims beneficial ownership of the shares shown in the table.


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                                                                              59

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Description of capital stock
The following information describes our common stock, preferred stock, certificate of incorporation and bylaws as will be in effect upon the closing of the offering. This description is only a summary and is qualified by reference to our certificate of incorporation and our bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Upon completion of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.


Prior to the offering, there has been no public market for our common stock. Although the common stock has been approved for quotation on the Nasdaq National Market, subject to notice of issuance, we cannot assure you that a market for our common stock will develop or, if one develops, that it will be sustained.


COMMON STOCK

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election, if they choose to do so. Following the Contribution and the offering, Mr. and Mrs. Stockstill and their family trusts will own approximately 56.3% of our outstanding common stock, which would entitle them to elect all our directors.

Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of our common stock are entitled to dividends in the amounts and at the times declared by our board of directors out of funds legally available for the payment of dividends.

If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock. All issued and outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

Our board has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

+ dividend rights;

+ voting powers;

+ preemptive rights;

+ conversion rights;

+ redemption rights; and

+ liquidation preferences.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of

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
DESCRIPTION OF CAPITAL STOCK
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common stock. It also could affect the likelihood that holders of common stock will receive dividend payments and payments upon liquidation. We have no present plans to issue any preferred stock.

ANTI-TAKEOVER PROVISIONS OF OUR CHARTER AND BYLAWS

Our certificate of incorporation and bylaws contain provisions that could delay or make more difficult the acquisition of control of our company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

Authorized but Unissued Stock. One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board to make more difficult or to discourage an attempt to obtain control of our company. Use of the common or preferred stock for this purpose might also protect incumbent management. If, in the exercise of its fiduciary obligations, our board determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

+ diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

+ creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

+ effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

+ vote separately as a class on any proposed merger or consolidation;

+ cast a proportionately larger vote together with the common stock on any transaction or for all purposes;

+ elect directors having terms of office or voting rights greater than those of other directors;

+ convert preferred stock into a greater number of shares of common stock or other securities;

+ demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

+ exercise other rights designed to impede a takeover.

Stockholder Action by Written Consent. Our certificate of incorporation provides that, on and after the date when Mr. and Mrs. Stockstill, together with their family trusts, cease to own a majority of the shares of our outstanding securities entitled to vote in the election of directors, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting. Until that date, any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by the written consent of stockholders owning the minimum number of shares required to approve the action.

Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board the power to adopt, amend and repeal our bylaws at any

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DESCRIPTION OF CAPITAL STOCK
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regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws only at a regular or special meeting of stockholders and only by the affirmative vote of holders of a majority of the voting power of our capital stock present at that meeting.

Special Meetings of Stockholders. Our certificate of incorporation precludes the ability of our stockholders to call special meetings of stockholders.


Foreign Ownership. Our certificate of incorporation contains provisions that limit foreign ownership of our capital stock to protect our ability to register our vessels under federal law and operate our vessels in United States coastwise trade. To enjoy the benefits of United States registry, United States coastwise trade and MARAD-guaranteed financing, we must maintain United States citizenship as defined in the Merchant Marine Act of 1936, as amended, the Shipping Act of 1916, as amended, and the regulations thereunder. Under these regulations, to maintain United States citizenship and therefore be qualified to engage in coastwise trade, our president or chief executive officer, the chairman of our board of directors and a majority of a quorum of our board of directors must be United States citizens. Further, at least 75% of the ownership and voting power of our capital stock must be held by United States citizens, as defined in the Merchant Marine Act, the Shipping Act and the regulations thereunder.


Our certificate of incorporation provides that:


+ any transfer, or attempted transfer, of any shares of capital stock which would result in the ownership or control by one or more persons who is not a United States citizen for purposes of United States coastwise domestic shipping (as defined in the Merchant Marine Act and the Shipping Act) of an aggregate percentage of the shares of our capital stock or voting power in excess of a fixed percentage (the "Permitted Percentage"), which is equal to 2% less than the percentage that would prevent us from being a United States citizen for purposes of engaging in United States coastwise domestic shipping (currently 25%), will, until such ownership no longer exceeds the Permitted Percentage, be void and ineffective as against us; and



+ if at any time ownership of capital stock or voting power (either of record or beneficial) by persons other than United States citizens exceeds the Permitted Percentage, we will withhold payment of dividends on and suspend the voting rights of such shares and may redeem such shares deemed to be in excess of the Permitted Percentage.


Certificates representing our common stock bear legends concerning the restrictions on ownership by persons other than United States citizens. In addition, our certificate of incorporation:


+ permits us to require, as a condition precedent to the transfer of shares on our records, representations and other proof as to the identity of existing or prospective stockholders and


+ permits us to establish and maintain a dual stock certificate system under which different forms of certificates may be used to indicate whether the owner thereof is a United States citizen.

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DESCRIPTION OF CAPITAL STOCK
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DELAWARE ANTI-TAKEOVER LAW

Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Section 203 of the Delaware General Corporation Law in order to give our significant stockholders greater flexibility in transferring their shares of common stock. That section prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. An interested stockholder is any person, other than the corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. Section 203 has the effect of discouraging any potential unfriendly offers or other efforts to obtain control of our company that are not approved by our board. By opting out of Section 203, a transferee of one of our significant stockholders could pursue a takeover transaction that was not approved by our board.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co. is the transfer agent and registrar for our common stock. Its telephone number is (212) 936-5100.

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                                                                              63

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Shares eligible for future sale

Prior to the offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise equity capital in the future.

Upon completion of the offering, 13,333,333 shares of our common stock will be outstanding. The shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act or by a person who is subject to a lock-up agreement as described below.

The remaining 8,333,333 shares outstanding upon completion of the offering will be restricted securities under Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rule 144, which is summarized below. Of these remaining shares, 828,333 are owned by Lime Rock and are subject to registration rights. See "Certain relationships and related party transactions."

Each of our company, our executive officers and directors and our stockholders has agreed that, without the prior written consent of UBS Warburg LLC on behalf of the underwriters, it will not, during the period ended 180 days after the date of this prospectus, sell shares of common stock or take other related actions, subject to limited exceptions, all as described under "Underwriting." The lock-up agreements cover an aggregate of 8,333,333 shares.

RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

+ one percent of the number of shares of common stock then outstanding, which will equal approximately 133,333 shares immediately after the offering; and

+ the average weekly trading volume of the common stock on the Nasdaq National
  Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. No shares outstanding upon completion of the offering that are restricted securities under Rule 144 may be sold immediately under Rule 144(k) without so complying.

Because Lime Rock is among our affiliates, subject to the exercise of its registration rights described under "Certain relationships and related party transactions," the Rule 144 restrictions and requirements would be applicable to Lime Rock's shares for as long as it retains affiliate status.

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
SHARES ELIGIBLE FOR FUTURE SALE
--------------------------------------------------------------------------------

STOCK OPTIONS

Upon completion of the offering, we expect that options to purchase an aggregate of approximately 300,000 shares of our common stock will have been granted under the 2001 Incentive Plan. We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable to register shares of our common stock reserved or to be available for issuance under that plan. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act. Shares registered under the Form S-8 registration statement held by affiliates will be subject to the volume and other limitations of Rule 144. The shares issued under the 2001 Incentive Plan also may be subject to the lock-up agreements described above.

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                                                                              65

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Material United States federal tax consequences
to Non-United States holders of common stock

The following is a general discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of common stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any of the following for U.S. federal income tax purposes:



+a nonresident alien individual;



+a foreign corporation;



+a foreign estate, the income of which is not subject to U.S. federal income taxation regardless of its source;



+a trust that is not subject to the supervision of a court within the United
 States and the control of one or more U.S. persons;



+a trust that does not have a valid election in effect under the applicable U.S.
 treasury regulations to be treated as a U.S. person;



+a foreign partnership.


This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of income and estate taxation or any aspects of state, local, or non-U.S. taxes, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder that may be subject to special treatment under the U.S. federal tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.

DIVIDENDS


In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. To receive a reduced treaty rate, you must furnish to us or our paying agent a duly completed Form W-8BEN, W-8IMY, or similar appropriate documentation, or substitute form certifying your qualification for the reduced rate.



Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including Internal Revenue Service, Form W-8ECI, or any successor form, with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. An applicable treaty may require only the dividends attributable to a permanent establishment in the United States to be subject to United States tax on a net income basis. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income


--------------------------------------------------------------------------------
 66

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF COMMON STOCK
--------------------------------------------------------------------------------


tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments.



Special rules also apply to dividend payments made to foreign intermediaries, U.S. or non-U.S. wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both.


A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. federal income tax withholding under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK


In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the holder's shares of common stock unless one of the following applies:



+The gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment, in which case the Non-U.S. Holder would be taxed on the net gain derived from the sale or other disposition under applicable graduated U.S. federal income tax rates. If the Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to an additional "branch profits tax" at a rate of 30% or a lower rate specified by an applicable income tax treaty.



+The Non-U.S. Holder is an individual and is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and other conditions are met, in which case the Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by certain U.S. capital losses (even though the Non-U.S. Holder is not considered to be a resident of the United States).



+We are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the Non-U.S. Holder held the common stock, in which case such Non-U.S. Holder will be taxed on the gain from the sale pursuant to the effectively connected rules above. We believe that we never have been, are not currently and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, a Non-U.S. Holder still would not be subject to U.S. tax if the shares of our common stock are considered to be "regularly traded on an established securities market" and the Non-U.S. Holder does not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of our common stock.



Special rules may apply to certain Non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special tax treatment under the Internal Revenue Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.



ESTATE TAX


Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includible in the

--------------------------------------------------------------------------------

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF COMMON STOCK
--------------------------------------------------------------------------------

individual's gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

We must report annually to the Internal Revenue Service and to each non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.


U.S. federal backup withholding generally is a withholding tax imposed at the rate of 31% on specified payments to persons that fail to furnish required information under the U.S. information reporting requirements.



A Non-U.S. Holder generally will be subject to U.S. backup withholding tax on dividends at a 31% rate under the backup withholding rules, rather than at a 30% rate or other reduced rate as described above, unless such Non-U.S. Holder complies with Internal Revenue Service certification procedures or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures.



As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effective outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the U.S. if that broker:



+is a U.S. person;



+is a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S.;



+is a "controlled foreign corporation" as defined in the Internal Revenue Code;
 or



+is a foreign partnership with certain specified U.S. connections.



Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and specified conditions are met or the beneficial owner otherwise establishes an exemption.



Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption.


Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.


Each prospective Non-U.S. Holder of common stock should consult that holder's own tax adviser with respect to the federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of shares of common stock.


--------------------------------------------------------------------------------
 68

--------------------------------------------------------------------------------

Underwriting


We, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, CIBC World Markets Corp. and Howard Weil, a division of Legg Mason Wood Walker, Inc. are the representatives of the underwriters.



                                                              NUMBER OF
UNDERWRITER                                                      SHARES
-----------------------------------------------------------------------
UBS Warburg LLC.............................................
CIBC World Markets Corp. ...................................
Howard Weil, a division of Legg Mason Wood Walker, Inc. ....

                                                              ---------
         Total..............................................  5,000,000
                                                              =========



If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 750,000 shares from the selling stockholders and us at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 750,000 shares.


                                                              PER SHARE    NO EXERCISE   FULL EXERCISE
------------------------------------------------------------------------------------------------------
Underwriting discount.......................................  $            $              $
Proceeds, before expenses, to us............................
Proceeds, before expenses, to the selling stockholders......


We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.1 million.



Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to
other brokers or dealers at a discount of up to $     per share from the initial
public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States will be made by affiliates of the underwriters. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.


Our company and each of our directors, executive officers and stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or

--------------------------------------------------------------------------------

UNDERWRITING
--------------------------------------------------------------------------------


file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC. This agreement does not generally apply to issuances under our employee benefits plans. Although it has advised us that it has no intent or understanding to do so, UBS Warburg LLC, in its sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the 180-day lock up period. UBS Warburg LLC has advised us that, prior to granting an early release of our common stock, it would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, prior trading habits of the selling stockholder and other relevant considerations.


The underwriters have reserved for sale, at the initial public offering price, up to 250,000 shares of our common stock being offered for sale to our directors, officers, employees and certain business associates and other persons, including family members, with a relationship to such persons. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares in the offering.


Prior to the offering, there has been no public market for our common stock. The initial public offering price was negotiated by us and the representatives. The principal factors to be considered in determining the initial public offering price included:



+ the information set forth in this prospectus and otherwise available to the representatives;


+ the history and the prospects for the industry in which we compete;

+ the ability of our management;

+ our prospects for future earnings, the present state of our development and our current financial position;

+ the general condition of the securities markets at the time of the offering;
  and

+ recent market prices of, and demand for, publicly traded common stock of comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

--------------------------------------------------------------------------------
 70

UNDERWRITING
--------------------------------------------------------------------------------


The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.


These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We and, if they sell shares under the over-allotment option, the selling stockholders, have agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Legal matters


The validity of the issuance of, and legal matters relating to, the shares of common stock offered by this prospectus will be passed on for us by Baker Botts L.L.P., Houston, Texas, and Adams and Reese LLP, New Orleans, Louisiana. Certain legal matters relating to the common stock offered by this prospectus will be passed on by Vinson & Elkins L.L.P., Houston, Texas, as counsel for the underwriters.


Experts


The audited financial statements of Torch Offshore, L.L.C. and Torch Offshore, Inc. included in this prospectus have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock being sold in the offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement because we have omitted some parts in accordance with the rules and regulations of the SEC. For further information about us and about the common stock being sold in the offering, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement.

The registration statement, including related exhibits and schedules, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address of the site is www.sec.gov.

Upon completion of the offering, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934 and, accordingly, will file current, quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the SEC's Public Reference Room or through its web site. We intend to furnish holders of our common stock with annual reports containing audited financial statements certified by an independent public accounting firm.

--------------------------------------------------------------------------------
 72

--------------------------------------------------------------------------------

Glossary of certain industry terms
BOE: Barrels of oil equivalent. A measure of aggregate production which includes oil, condensate and natural gas.

Coiled tubing:               A prefabricated single length of reeled pipe (2" to
                             4 1/2" in diameter) used for delivering tools "down hole" for maintenance purposes, as a flowline, and occasionally for drilling small diameter wells.

Conventional pipelay:        Process of offshore pipe installation whereby
                             40-foot segments, or multiples thereof, of up to 60" diameter pipe are welded together, coated, and tested on the deck of the pipelay barge. Each segment is then connected to the prior segment and is submerged in the water as the barge is moved by its anchor winches or thrusters.

Conventional mooring:        One of three methods of positioning a floating
                             drilling, installation or production unit over a position on the sea floor. A vessel is conventionally moored when from one to 12 anchor lines extend from the vessel to the sea floor where they are attached to embedded anchors of various types.

                             While adequate for positioning permanent or transient vessels in shallow to intermediate depths, conventional moorings are impractical in deeper waters as the combined weight of the anchors and lines can exceed the variable deck load of the vessel being moored.

Deepwater:                   Generally considered to be water depths between
                             1,000 and 7,500 feet.

DP: Dynamic positioning. A positioning system effected by thrusters on the bow and stern of a vessel that holds the vessel in place without a mooring system. Computers, which use satellite, acoustic and taut wire reference systems, and which take into account wind and current effects on the vessel, direct the thrusters. A fully redundant DP-2 system is capable of using more than one reference system in case its primary system is not operational and can maintain position even with the loss of an engine, computer or a thruster (either at the bow or at the stern).

Drydock: A submersible floating barge, equipped with wing walls, which can be submerged in order to allow a normal vessel to float into position between the wing walls. The submerged barge is then de-ballasted in order to lift the normal vessel completely out of the water. Major maintenance and required inspections can then be performed. Upon successful completion of these activities, the submersible barge is again submerged. The normal vessel is re-floated and then removed from between the wing walls.

                             Periodic "drydockings" are required on a three to five year cycle in order for vessels to be maintained in class and hence to be eligible for insurance and for commercial use on offshore projects. The cost

--------------------------------------------------------------------------------

GLOSSARY OF CERTAIN INDUSTRY TERMS
--------------------------------------------------------------------------------

                             of any given drydocking is initially capitalized and then amortized over the period until the next scheduled drydocking.

Flowline:                    Small diameter (3" to 12") pipelines that carry
                             fluids. Flowlines are used to collect produced fluids from wells and transport them to treating and storage facilities, as well as to deliver other fluids for injection into the wellbore.

J-lay: Describes one of two basic profiles used when installing subsea pipelines, the other being S-lay. The "J" in the term describes the curve in the pipe maintained by the dynamic positioning system and the tensioners onboard the lay vessel.

                             The J-lay technique is only used on vessels equipped with dynamic positioning and is favored for use in deepwater. The J-lay methodology has intrinsic cost disadvantages that result from the use of a single welding station as opposed to S-lay methodology where multiple welding stations can be used, accelerating the lay rate of the vessel and thereby reducing the installed cost of the pipeline. However, the advantages inherent in reducing the number of times the pipe is bent, as well as in the need for less tensioning capacity as water depths increase, make this the favored method in deepwater.

Kips: 1,000 pounds. Unit used for measuring the tension which can be applied to a pipeline. Tension capability is one determinant of the depth capability of a pipelay vessel.

MARAD:                       U.S. Department of Transportation Maritime
                             Administration.

Moonpool:                    A protected opening in the center of a vessel
                             through which a saturation diving system, remotely operated vehicle or other specialized equipment may be deployed, allowing deployment in adverse weather conditions.

Mooring:                     A means of anchoring a vessel to the seabed.

Reeled pipe:                 A prefabricated flowline or pipeline reeled onboard
                             a lay vessel for transportation, followed by offshore installation. Pipe up to 18" in diameter can be installed using reels operating in either the S-lay or J-lay mode.

Reel lay:                    Process of offshore pipe installation whereby pipe
                             segments are welded, tested and coated onshore and then wound onto a pipe reel in one continuous length. Once the reel vessel is in position, the pipe is unspooled onto the ocean floor as the vessel moves forward.

Riser: Typically a rigid or flexible section of pipe that connects a subsea pipeline or well head to either a fixed or floating surface processing facility.

Remotely operated vehicle:   Robotic vehicle that is manipulated from a mother
                             ship, via an umbilical, in order to perform tasks and increase the efficiency of subsea operations at depths where the use of divers is either unsafe, uneconomical or technically impossible.

--------------------------------------------------------------------------------
 74

GLOSSARY OF CERTAIN INDUSTRY TERMS
--------------------------------------------------------------------------------

S-lay: Describes one of two basic profiles used when installing subsea pipelines, the other being J-lay. The "S" in the term describes the curve in the pipe maintained by the positioning system and the tensioners onboard the lay vessel.


                             The S-lay technique can be used on either a conventionally moored vessel or on one equipped with dynamic positioning. While more than adequate in shallow and intermediate depths, S-lay installation is impractical in ultra-deepwater because of ever increasing mooring and tensioning loads.


Saturation diving:           A type of diving normally required at water depths
                             greater than 200 feet. Divers are kept under pressure for an extended period of time, often many days, in a specially designed habitat and lowered to the seabed by way of a "diving bell" to perform subsea construction tasks. At the end of a work shift, they return to the surface but remain under pressure until they descend for their next work shift. At the end of the project, they are slowly decompressed over several days until they return to surface conditions.

Shelf: Continental shelf of the Gulf of Mexico with waters from 50 feet to 1,500 feet in depth.

Spar: A type of floating production hull, resembling a large annular cylinder, with air chambers at the top, to provide buoyancy, and ballast at the bottom, to provide stability.

Sponson: A structure projecting from the side of a vessel, designed to increase lateral stability.

Stinger: A structural member extending from the stern of a laybarge which is designed to support the pipeline as it enters the water. The member may be either rigid or articulated. Its purpose is to maintain the minimum bending radius of the pipe.


Surface supply diving:       Also called "mixed gas diving" or "bounce diving,"
                             it is a diving technique performed in water depths of less than 200 feet. Divers are linked to the surface by an umbilical containing compressed gas, communication and safety lines. Such diving may be done for only a limited duration and requires subsequent decompression to avoid serious injury to the diver.


Tension leg platform:        A form of floating production system characterized
                             by the use of rigid tendons which extend vertically from the sea floor to the hull. These tendons are in "tension" as a result of the hull's buoyancy.

Tie-in: The process of connecting a pipeline to another pipeline, or a pipeline to a riser, by means of flanges, mechanical connectors or hyperbaric welding.

Trunk line:                  Also called a "transmission line" or an "export
                             line," it is a pipeline of 14" to 42" in diameter and lengths of up to hundreds of miles that transports hydrocarbons from multiple production facilities to an onshore pipeline network or to a process facility.

--------------------------------------------------------------------------------

GLOSSARY OF CERTAIN INDUSTRY TERMS
--------------------------------------------------------------------------------

Ultra-Deepwater:             Water depths in excess of 5,000 feet.

Umbilical:                   Control lines arranged in a bundle that sometimes
                             also include power cables and injection lines.

--------------------------------------------------------------------------------
 76

INDEX TO FINANCIAL STATEMENTS


PAGE
------------------------------------------------------------------
TORCH OFFSHORE, L.L.C.
Report of Independent Public Accountants....................   F-2
Balance Sheets as of December 31, 1999 and 2000 and March
  31, 2001 (unaudited)......................................   F-3
Statements of Operations for the Years Ended December 31,
  1998, 1999 and 2000.......................................   F-4
Statements of Operations for the Three Months Ended March
  31, 2000 and 2001 (unaudited).............................   F-5
Statements of Changes in Common Stockholders' Equity for the
  Years ended December 31, 1998, 1999 and 2000 and the Three
  Months Ended March 31, 2001 (unaudited)...................   F-6
Statements of Cash Flows for the Years Ended December 31,
  1998, 1999 and 2000.......................................   F-7
Statements of Cash Flows for the Three Months Ended March
  31, 2000 and 2001 (unaudited).............................   F-8
Notes to Financial Statements...............................   F-9

TORCH OFFSHORE, INC.
Report of Independent Public Accountants....................  F-20
Balance Sheets as of January 19, 2001 and March 31, 2001
  (unaudited) and Note to Balance Sheets....................  F-21


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Managers of Torch Offshore, L.L.C.:

We have audited the accompanying balance sheets of Torch Offshore, L.L.C. and its predecessor as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torch Offshore, L.L.C. and its predecessor as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
February 9, 2001, (except with
respect to Note 17, as to which
the date is April 10, 2001)

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

BALANCE SHEETS
(IN THOUSANDS)


                                                                                                    PRO FORMA
                                                                 DECEMBER 31,         MARCH 31,     MARCH 31,
                                                                                           2001   2001 (NOTE 15)
                                                               1999        2000     (unaudited)    (unaudited)
----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash......................................................  $ 1,215     $   886     $     2        $     2
  Accounts receivable --
    Trade, less allowance for doubtful accounts of $132 and
      $607, respectively....................................    4,477       9,824      11,514         11,514
    Other...................................................      220          42         252            252
  Costs and estimated earnings in excess of billings on
    uncompleted contracts...................................      892         523       1,814          1,814
  Deferred taxes............................................       --          --          --            672
  Prepaid expenses..........................................    2,082       1,664       2,886          2,886
                                                              -------     -------     -------        -------
        Total current assets................................    8,886      12,939      16,468         17,140
PROPERTY AND EQUIPMENT, at cost, less accumulated
  depreciation..............................................   41,120      40,202      39,418         39,418
INVESTMENTS, restricted.....................................        6           6           6              6
DEFERRED DRYDOCKING CHARGES.................................    3,868       4,554       3,979          3,979
OTHER ASSETS................................................      189         287         370            370
                                                              -------     -------     -------        -------
        Total assets........................................  $54,069     $57,988     $60,241        $60,913
                                                              =======     =======     =======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable -- trade.................................  $ 4,364     $ 7,809     $ 6,578        $ 6,578
  Accrued expenses..........................................    1,214       3,384       2,428          2,428
  Accrued payroll and related taxes.........................      332         460         673            673
  Financed insurance premiums...............................    1,567         991       2,315          2,315
  Current portion of long-term debt.........................    5,852       6,962       7,031          7,031
  Revolving line of credit..................................    3,329       3,436       7,211          7,211
                                                              -------     -------     -------        -------
        Total current liabilities...........................   16,658      23,042      26,236         26,236
DEFERRED TAXES..............................................       --          --          --          3,472
LONG-TERM DEBT, less current portion........................   29,522      23,957      22,340         22,340
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED UNITS, net of
  offering costs, liquidation value $5,300..................       --       4,678       4,699             --
STOCKHOLDERS' EQUITY:
  Common shares, no par value, 1,920 shares issued and
    outstanding.............................................       --          --          --             --
  Additional paid-in-capital................................      239         239         239          8,865
  Retained earnings.........................................    7,650       6,072       6,727             --
                                                              -------     -------     -------        -------
        Total stockholders' equity..........................    7,889       6,311       6,966          8,865
                                                              -------     -------     -------        -------
        Total liabilities and stockholders' equity..........  $54,069     $57,988     $60,241        $60,913
                                                              =======     =======     =======        =======


The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEARS ENDED DECEMBER 31,
                                                                 1998       1999       2000
-------------------------------------------------------------------------------------------
Revenues....................................................  $39,224   $ 21,252   $ 46,205
Cost of revenues:
  Cost of sales.............................................   25,198     21,190     34,011
  Depreciation and amortization.............................    2,187      3,469      4,941
  General and administrative expenses.......................    2,275      3,327      3,759
  Other operating (income) expense (Note 11)................       (2)     1,741        954
                                                              -------   --------   --------
         Total cost of revenues.............................   29,658     29,727     43,665
                                                              -------   --------   --------
Operating income (loss).....................................    9,566     (8,475)     2,540
                                                              -------   --------   --------
Other income (expense):
  Interest expense..........................................     (675)    (1,484)    (3,814)
  Interest income...........................................      184         71          1
                                                              -------   --------   --------
         Total other income (expense).......................     (491)    (1,413)    (3,813)
                                                              -------   --------   --------
Income (loss) before income taxes and extraordinary item....    9,075     (9,888)    (1,273)
Income tax expense..........................................      (43)        (4)        --
                                                              -------   --------   --------
Net income (loss) before extraordinary item.................    9,032     (9,892)    (1,273)
Extraordinary loss on early extinguishment of debt (Note
  7)........................................................       --       (676)        --
                                                              -------   --------   --------
Net income (loss)...........................................    9,032    (10,568)    (1,273)
Preferred unit dividends and accretion......................       --         --       (305)
                                                              -------   --------   --------
Net income (loss) attributable to common stockholders.......  $ 9,032   $(10,568)  $ (1,578)
                                                              =======   ========   ========
Basic earnings (loss) per share (Note 2)....................  $  4.70   $  (5.50)  $  (0.82)
                                                              =======   ========   ========
Diluted earnings (loss) per share (Note 2)..................  $  4.48   $  (5.50)  $  (0.82)
                                                              =======   ========   ========
Weighted average shares outstanding:
  Basic.....................................................    1,920      1,920      1,920
                                                              =======   ========   ========
  Diluted...................................................    2,017      1,920      1,920
                                                              =======   ========   ========
Unaudited pro forma data (Note 15):
  Net loss attributable to common stockholders reported
    above...................................................                       $ (1,578)
  Pro forma income tax benefit..............................                            576
                                                                                   --------
  Pro forma net loss........................................                       $ (1,002)
                                                                                   ========
Pro forma basic and diluted loss per share (Note 2).........                       $  (0.52)
                                                                                   ========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


STATEMENTS OF OPERATIONS


(UNAUDITED)


(IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                                 2000      2001
-------------------------------------------------------------------------------
Revenues....................................................  $ 6,661   $14,491
Cost of revenues:
  Cost of sales.............................................    5,862    10,383
  Depreciation and amortization.............................    1,171     1,469
  General and administrative expenses.......................      875       959
  Other operating (income) expense..........................      (16)       --
                                                              -------   -------
         Total cost of revenues.............................    7,892    12,811
                                                              -------   -------
Operating income (loss).....................................   (1,231)    1,680
                                                              -------   -------
Other income (expense):
  Interest expense..........................................     (940)     (911)
  Interest income...........................................        1        --
                                                              -------   -------
         Total other income (expense).......................     (939)     (911)
                                                              -------   -------
Income (loss) before income taxes...........................   (2,170)      769
Income tax expense..........................................       --        --
                                                              -------   -------
Net income (loss)...........................................   (2,170)      769
Preferred unit dividends and accretion......................       --      (114)
                                                              -------   -------
Net income (loss) attributable to common stockholders.......  $(2,170)  $   655
                                                              =======   =======
Basic earnings (loss) per share (Note 2)....................  $ (1.13)  $  0.34
                                                              =======   =======
Diluted earnings (loss) per share (Note 2)..................  $ (1.13)  $  0.34
                                                              =======   =======
Weighted average shares outstanding:
  Basic.....................................................    1,920     1,920
                                                              =======   =======
  Diluted...................................................    1,920     1,920
                                                              =======   =======
Unaudited pro forma data (Note 15):
  Net income attributable to common stockholders reported
    above...................................................            $   655
  Pro forma income tax expense..............................               (239)
                                                                        -------
  Pro forma net income......................................            $   416
                                                                        =======
Pro forma basic and diluted income per share (Note 2).......            $  0.22
                                                                        =======



The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

AND FOR THE THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)



                                     COMMON STOCK                                                     TOTAL
                                      OUTSTANDING       ADDITIONAL        DEFERRED     RETAINED   STOCKHOLDERS'
(IN THOUSANDS)                      SHARES   AMOUNT   PAID-IN-CAPITAL   COMPENSATION   EARNINGS      EQUITY
---------------------------------------------------------------------------------------------------------------
BALANCE, January 1, 1998..........  1,920       --         $ 239           $  (59)     $ 13,410     $ 13,590
  Stock option vesting............     --       --            --               59            --           59
  Distribution to Stockholder.....     --       --            --               --        (3,958)      (3,958)
  Net income......................     --       --            --               --         9,032        9,032
                                    -----     ----         -----           ------      --------     --------
BALANCE, December 31, 1998........  1,920       --           239               --        18,484       18,723
  Distribution to Stockholder.....     --       --            --               --          (266)        (266)
  Net loss........................     --       --            --               --       (10,568)     (10,568)
                                    -----     ----         -----           ------      --------     --------
BALANCE, December 31, 1999........  1,920       --           239               --         7,650        7,889
  Net loss........................     --       --            --               --        (1,273)      (1,273)
  Preferred unit dividends and
    accretion.....................     --       --            --               --          (305)        (305)
                                    -----     ----         -----           ------      --------     --------
BALANCE, December 31, 2000........  1,920       --           239               --         6,072        6,311
  Net income......................     --       --            --               --           769          769
  Preferred unit dividends and
    accretion.....................     --       --            --               --          (114)        (114)
                                    -----     ----         -----           ------      --------     --------
BALANCE, March 31, 2001
  (unaudited).....................  1,920     $ --         $ 239           $   --      $  6,727     $  6,966
                                    =====     ====         =====           ======      ========     ========


The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                                  1998        1999        2000
----------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)...........................................  $  9,032    $(10,568)   $ (1,273)
  Depreciation and amortization.............................     2,187       3,469       4,941
  Provision for doubtful accounts...........................        --          --         475
  Extraordinary loss on extinguishment of debt..............        --         676          --
  Severance and reorganizational costs, net unpaid..........        --       1,464         300
  Deferred drydocking costs incurred........................        --      (4,885)     (2,171)
(Increase) decrease in working capital:
  Accounts receivable.......................................    (1,783)      4,003      (5,643)
  Costs and estimated earnings in excess of billings on
    uncompleted contracts...................................     1,228        (325)        369
  Prepaid expenses, net of financed portion.................        49          76        (159)
  Accounts payable -- trade.................................       784       1,066       3,445
  Accrued payroll and related taxes.........................      (434)          5         127
  Accrued expenses and other................................    (1,066)        813       1,335
                                                              --------    --------    --------
Net cash provided by (used in) operating activities.........     9,997      (4,206)      1,746
                                                              --------    --------    --------
CASH FLOWS (USED IN) INVESTING ACTIVITIES:
  Purchases of equipment....................................   (22,098)    (11,681)     (2,538)
  Net investment in Merchant Marine Capital Construction
    Fund....................................................        --       5,230          --
  Proceeds from sale of property and equipment..............        51          --          --
                                                              --------    --------    --------
Net cash used in investing activities.......................   (22,047)     (6,451)     (2,538)
                                                              --------    --------    --------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Net proceeds from revolving line of credit................     1,165         615         108
  Proceeds from long-term debt..............................    16,516      35,500          --
  Payments on long-term debt................................    (2,256)    (23,727)     (4,455)
  Proceeds from issuance of preferred units.................        --          --       5,300
  Preferred unit issuance costs.............................        --          --        (490)
  Premium/cost of debt extinguishment.......................        --        (565)         --
  Stockholder distributions.................................    (3,958)       (266)         --
                                                              --------    --------    --------
Net cash provided by financing activities...................    11,467      11,557         463
                                                              --------    --------    --------
Net increase (decrease) in cash.............................      (583)        900        (329)
Cash at beginning of year...................................       898         315       1,215
                                                              --------    --------    --------
Cash at end of year.........................................  $    315    $  1,215    $    886
                                                              ========    ========    ========
Interest paid (net of amounts capitalized)..................  $    632    $  1,207    $  3,863
                                                              ========    ========    ========
Income taxes paid...........................................  $     43    $      4    $     --
                                                              ========    ========    ========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.

--------------------------------------------------------------------------------


STATEMENTS OF CASH FLOWS


(UNAUDITED)


(IN THOUSANDS)



                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                                  2000        2001
----------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)...........................................  $ (2,170)   $    769
  Depreciation and amortization.............................     1,171       1,469
  Provision for doubtful accounts...........................        --          --
  Severance and reorganizational costs, net unpaid..........        --         (58)
  Deferred drydocking costs incurred........................       (32)         --
(Increase) decrease in working capital:
  Accounts receivable.......................................         2      (1,901)
  Costs and estimated earnings in excess of billings on
    uncompleted contracts...................................       132      (1,291)
  Prepaid expenses, net of financed portion.................       (66)        103
  Accounts payable -- trade.................................     1,530      (1,231)
  Accrued payroll and related taxes.........................       143         211
  Accrued expenses and other................................      (236)       (823)
                                                              --------    --------
Net cash provided by (used in) operating activities.........       474      (2,752)
                                                              --------    --------
CASH FLOWS (USED IN) INVESTING ACTIVITIES:
  Purchases of equipment....................................       (71)       (110)
  Proceeds from sale of property and equipment..............        --          --
                                                              --------    --------
Net cash used in investing activities.......................       (71)       (110)
                                                              --------    --------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Net proceeds from revolving line of credit................      (392)      3,775
  Proceeds from long-term debt..............................        --          --
  Payments on long-term debt................................    (1,226)     (1,549)
  Preferred unit distributions..............................        --        (248)
                                                              --------    --------
Net cash provided by (used in) financing activities.........    (1,618)      1,978
                                                              --------    --------
Net decrease in cash........................................    (1,215)       (884)
Cash at beginning of year...................................     1,215         886
                                                              --------    --------
Cash at end of period.......................................  $     --    $      2
                                                              ========    ========
Interest paid (net of amounts capitalized)..................  $    962    $  1,185
                                                              ========    ========
Income taxes paid...........................................  $     --    $     --
                                                              ========    ========



The accompanying notes are an integral part of the financial statements.


--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS
(AMOUNTS WITH RESPECT TO THE PERIODS ENDED MARCH 31, 2000 AND 2001 ARE
UNAUDITED)


1. NATURE OF BUSINESS:

Torch, Inc. ("Torch"), predecessor in interest to Torch Offshore, L.L.C. ("Torch Offshore"), was incorporated in Louisiana in 1978. Torch provides integrated pipeline installation, subsea construction and support services to the offshore oil and natural gas industry primarily in the United States Gulf of Mexico (the "Gulf of Mexico"). Torch's focus has been providing services primarily for oil and natural gas production in water depths of 50 to 300 feet in the Gulf of Mexico (the "Shelf"). Over the last three years, Torch expanded its operations, capabilities and management expertise to enable it to provide deepwater services analogous to the services it provides on the Shelf.


As discussed in Note 3, on May 5, 2000 Torch and funds managed and advised by Lime Rock Partners LLC ("Lime Rock") formed Torch Offshore to hold substantially all of the assets and liabilities of Torch. References hereinafter to "the Company" represent the operations, activities and financial reporting matters of Torch and its successor, Torch Offshore. For reporting purposes, the transaction was considered a recapitalization of Torch, and as such, Torch's 950,000 shares of outstanding common stock were considered to be converted into 1,920,000 common membership units of Torch Offshore, and all historical share data included in the accompanying financial statements have been restated retroactively to reflect the impact of the recapitalization, and such amounts have been described as "shares" (rather than units) when referred to herein.

On January 11, 2001, the Board of Directors of Torch approved the formation of a new entity, Torch Offshore, Inc., which filed a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") to register and sell up to $86.25 million of common stock of Torch Offshore, Inc. (the "Public Offering"). Concurrently with the closing of the Public Offering, Torch and Lime Rock will contribute their membership interests in Torch Offshore to Torch Offshore, Inc. in exchange for common shares of Torch Offshore, Inc. In the aggregate, Torch and Lime Rock expect to own a majority of Torch Offshore, Inc. subsequent to the Public Offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States.


BASIS OF INTERIM PRESENTATION


The unaudited interim financial statements as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 have been prepared pursuant to the rules and regulations of the SEC. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to those rules and regulations. However, all adjustments that, in the opinion of management, are necessary for fair presentation have been included. These adjustments were of a normal recurring nature.



The results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2001.


USE OF ESTIMATES
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company provides allowances for doubtful accounts based on historical experience and a review of the current status of existing accounts receivable balances at the end of each reporting period. Provisions for doubtful accounts are recorded as charges to other operating expense. Activity within the allowance for doubtful accounts follows (in thousands):

                                                              1998    1999    2000
                                                              ----    ----    ----
Beginning balance...........................................  $132    $132    $132
Provision...................................................    --      --     475
                                                              ----    ----    ----
Ending Balance..............................................  $132    $132    $607
                                                              ====    ====    ====

INVESTMENTS
Long-term investments represent net remaining deposits made by the Company under the U.S. Government sponsored Merchant Marine Capital Construction Fund ("CCF") program. The CCF program allows the Company to set aside and use our own funds for the purpose of funding current or future construction of "qualified" marine vessels to be used in the Company's operations, while allowing the Company to receive accelerated tax deductions equal to the amount originally deposited.

These investments are comprised of deposits in an interest bearing, money-market account, with interest income recorded as earned. Although these investments are short-term in nature, similar to "cash and cash equivalents," because of the purpose of the deposits the Company has reflected these as a long-term asset. There are no restrictions on these investments. However, "unqualified" withdrawals from this program would result in that amount being included as additional taxable income to the stockholders for that period. The fair value of investments approximated carrying value as of December 31, 1999 and 2000.

DEFERRED DRYDOCKING CHARGES
The Company is obligated by regulation to periodically incur refurbishment costs (known as "drydocking" costs) related to the maintenance and operation of its marine vessels. The Company capitalizes periodic scheduled drydocking charges when incurred and amortizes such costs on a straight-line basis over a term which approximates the amount of time until the next required drydocking refurbishment, generally two to three years.

Amortization expense for deferred drydocking charges totaled $605,000 in 1998, $1,206,000 in 1999 and $1,485,000 in 2000.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less applicable depreciation. Depreciation is calculated principally using the straight-line method over the estimated useful lives of the various classes of depreciable assets. Expenditures for maintenance and repairs are expensed as incurred. Major expenditures for renewals and improvements that extend the useful lives of existing assets, interest incurred during vessel construction, and, when material, vessel construction related overhead are capitalized.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


REVENUE RECOGNITION

The Company accounts for its contracts in-progress using the percentage-of-completion method, as its contracts contain multiple phases of work whereby title to and ownership of the work-in-process inures to its customers as each phase in completed. Additionally, the Company believes that it has a demonstrated the ability to produce reasonably dependable estimates of the costs under such contracts, and that its business has not been subject to the types of inherent risks that would raise questions about the ability of either the Company or the customer to perform their obligations under the contract or would make otherwise reasonably dependable contract estimates doubtful.


Under this method, recognition of earnings on contracts in-progress is calculated based on the ratio of costs incurred as of the reporting date to total expected costs to be incurred on each contract. The SEC has issued Staff Accounting Bulletin ("SAB") 101 which presents the SEC staff's views on and guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has adopted the provisions of SAB 101 which had no impact with respect to the Company's previously existing revenue recognition practices.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, insurance and benefits. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period during which such losses are first forecast.

The asset caption "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed.

INCOME TAXES
The Company operates as a Subchapter S Corporation. As such, income taxes associated with the Company's operations have been recognized at the individual taxpayer level. Concurrently with the closing of the Public Offering, Torch Offshore, Inc. will recognize a net deferred tax liability calculated at applicable federal and state income tax rates (see Note 15).

SEGMENTS
The Company's business is considered a single operation with no separately reportable segments included within.

EARNINGS PER SHARE
The Company follows Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share." Basic earnings per share is calculated by dividing income attributable to common stockholders by the weighted-average number of common shares outstanding for the applicable period, without adjustment for potential common shares outstanding in the form of options, warrants, convertible securities or contingent stock agreements. For the calculation of diluted earnings per share, the number of common shares outstanding are increased (if deemed dilutive) by the number of additional common

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


shares that would have been outstanding if the dilutive potential common shares had been issued, determined using the treasury stock method where appropriate.

                                                                                       PER SHARE
           (IN THOUSANDS, EXCEPT PER SHARE DATA)               NET INCOME    SHARES      AMOUNT
-------------------------------------------------------------------------------------------------
1998
Basic Earnings Per Share:
  Income attributable to common stockholders................  $      9,032     1,920    $  4.70
                                                                                        =======
  Impact of stock options (Note 12).........................            --        97
                                                              ------------   -------
Diluted Earnings Per Share..................................  $      9,032     2,017    $  4.48
                                                              ============   =======    =======
1999
Basic Loss Per Share:
  Loss attributable to common stockholders..................  $    (10,568)    1,920    $ (5.50)
                                                                                        =======
  Impact of stock options (none due to anti-dilutive
    effect).................................................            --        --
                                                              ------------   -------
Diluted Loss Per Share......................................  $    (10,568)    1,920    $ (5.50)
                                                              ============   =======    =======
2000
Basic Loss Per Share:
  Loss attributable to common stockholders..................  $     (1,578)    1,920    $ (0.82)
                                                                                        =======
  Impact of stock options (none due to anti-dilutive
    effect).................................................            --        --
                                                              ------------   -------
Diluted Loss Per Share......................................  $     (1,578)    1,920    $ (0.82)
                                                              ============   =======    =======


There were no differences between basic and diluted earnings per share amounts for the three-month periods ending March 31, 2000 and 2001 because the consideration of common stock equivalents would have had an anti-dilutive impact to basic earnings per share amounts.



Common stock equivalents (related to stock options) excluded from the calculation of diluted loss per share were 152,000 shares for 1999 and 93,000 shares for 2000 and 101,000 shares for the three-month period ended March 31, 2000. None of the 212,000 outstanding shares of convertible preferred stock were considered in the calculation of diluted earnings per share for 2000 or the three-month period ended March 31, 2001 because of their anti-dilutive effect.


The basic and diluted loss per share effect of the extraordinary loss on early extinguishment of debt for the year ended December 31, 1999 follows:

---------------------------------------------------------------------------
Basic and diluted loss per share before extraordinary
  loss......................................................     $ (5.15)
Extraordinary loss..........................................       (0.35)
                                                                 -------
Basic and diluted loss per share............................     $ (5.50)
                                                                 =======

OTHER COMPREHENSIVE INCOME

Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and presentation of comprehensive income. Comprehensive income is the total of net income and all other non-owner changes in equity. Other comprehensive income includes foreign currency items, derivative hedging activities, minimum pension liability adjustments, and unrealized gains/losses on certain investments in debt and equity investments. Adoption of this standard did not have a significant impact on the Company's financial position or results of operations, and the Company has not had any items of other comprehensive income since adoption.


--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


FINANCIAL INSTRUMENTS
Effective January 1, 1999, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company has not historically entered into these derivative instruments and the adoption of SFAS No. 133 did not have a significant impact on its financial position or results of operations.

3. RECAPITALIZATION:
On May 5, 2000, the Company transferred, at historical cost, substantially all assets, liabilities and operations to a newly formed subsidiary, Torch Offshore, in exchange for 1,920,000 common membership units of Torch Offshore. Immediately following the transfer, Torch Offshore issued 212,000 7% Convertible Preferred Membership Units ("Preferred Units") to an outside investor for $5.3 million. The distribution on the Preferred Units is payable in cash or in stock. The Preferred Units have a mandatory redemption after eight years and can be put, at the option of the holder, to Torch Offshore after four years (both at par value). The Preferred Units automatically convert to common equity (which would represent an approximate 10 percent ownership of the present common equity position) upon the completion of a Qualified Initial Public Offering (as defined), and are callable, at a premium, after four years. The holders of the Preferred Units have representation on the Torch Offshore Board of Directors, and they have "Affirmative Vote" consent rights on certain corporate governance matters.

The Preferred Units are recorded at par/liquidation value ($25 per unit) net of offering costs of approximately $0.6 million that are being recognized in a manner that approximates the interest method over the life of the Preferred Units.

4. CONCENTRATIONS OF CREDIT RISK:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits and trade accounts receivable. The Company at times has cash on deposit at financial institutions that is in excess of federally insured limits. Also, the Company's trade receivables are generally unsecured except for lien rights, and are due from customers, substantially all of whom are engaged in the production and development of oil and natural gas located in the Gulf of Mexico.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


5. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS:
Costs and estimated earnings on uncompleted contracts consisted of the following (in thousands):

                                                              DECEMBER 31,
                                                              1999     2000
---------------------------------------------------------------------------
Costs incurred..............................................  $849   $2,358
Estimated earnings..........................................    43      480
                                                              ----   ------
                                                               892    2,838
Less billings to date.......................................    --    2,315
                                                              ----   ------
                                                              $892   $  523
                                                              ====   ======

6. PROPERTY AND EQUIPMENT:
The major classifications and estimated useful lives of property and equipment follow (in thousands, except useful life data):

                                                                                     ESTIMATED
                                                                DECEMBER 31,      USEFUL LIVES
                                                                 1999      2000     (IN YEARS)
----------------------------------------------------------------------------------------------
Leasehold improvements......................................  $   247   $   247              5
Vessels.....................................................   27,330    49,491           7-20
Vessels under construction..................................   20,805     1,014             --
Furniture and fixtures......................................      438       472            2-5
Equipment...................................................      486       499              5
Automobiles and trucks......................................      282       317            3-5
                                                              -------   -------
                                                               49,588    52,040
Accumulated depreciation....................................   (8,468)  (11,838)
                                                              -------   -------
                                                              $41,120   $40,202
                                                              =======   =======

Depreciation expense totaled $1,582,000 for 1998, $2,263,000 for 1999 and $3,456,000 for 2000. During the years ended December 31, 1998 and 1999, $676,000 and $1,354,000, respectively, of interest related to vessel construction was capitalized. Certain property and equipment are pledged as security for indebtedness described in Note 7.


Included in "Vessels Under Construction" at December 31, 2000 are the engineering design, legal and other costs associated with the Company's efforts to pursue construction of the Midnight Warrior. The Midnight Warrior will be a new $70 million, DP-2 deepwater pipelay and subsea construction vessel. The Company has completed the design, negotiated the construction contract and obtained a commitment for a financing guarantee from the U.S. Department of Transportation Maritime Administration. The Company is presently pursuing a Public Offering (Note 1) to raise funds to continue with this project.


7. LONG-TERM DEBT:
Prior to 1999, the Company incurred indebtedness for its vessel acquisitions and major refurbishments. These borrowings were made in individual tranches, with varying maturities and interest rates (fixed interest rates ranging from 8.2% to 10.2%). In August 1999, the Company refinanced its fleet-related borrowings with a six-year, $33 million installment loan. This loan provided additional funding for the capital expenditures and drydocking costs incurred in 1999, as well as, extended the maturity schedule of the Company's indebtedness (fixed interest rate of 10.56%). In connection with this debt refinancing, the Company recognized a $676,000 extraordinary loss on the early extinguishment of

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


debt, consisting of $565,000 for prepayment fees and associated refinancing costs and $111,000 for the write-off of previously deferred financing costs related to prior borrowings.

Borrowings under the loan are secured by first preferred ship mortgage liens on the Company's entire fleet and are guaranteed by Mr. and Mrs. Stockstill, the Company's primary stockholders. The loan has various affirmative and negative covenants including the maintenance of certain levels of insurance coverage, restrictions on distributions above specified levels, restrictions on certain asset sales/purchases and changes to the Company's current business, restrictions on affiliate advances, as well as certain limits imposed with respect to other borrowings. The loan also carries certain prepayment penalties that decrease over the term of the agreement.


In August 1999, the Company closed a $2.5 million, three-year installment loan (fixed interest rate of 8.5%) secured by a modular reel lay system ("Reel System") and guaranteed by Lyle Stockstill. The Company's eligible trade accounts receivable are also cross-pledged. Additionally, the Company has a revolving line of credit facility (the "Credit Line") with the same bank for advances of up to $8.0 million (interest rate of 3.0% plus the 30-Day LIBOR
Rate). The Credit Line matures in November 2001 and is secured by the Company's eligible trade accounts receivable (as defined) and guaranteed by Mr. and Mrs. Stockstill. Under the terms of those facilities, the Company must maintain tangible net worth (including the Mandatorily Redeemable Preferred Stock) of at least $10 million, a minimum debt service ratio of not less than 1.2 to 1 and, under the Reel System loan, a debt to tangible net worth ratio not to exceed 2 to 1 and, under the Credit Line, a debt to tangible net worth ratio not to exceed 3 to 1. The Company is in the process of extending the Credit Line's maturity into 2002. Although there is no assurance that the Company's objective in this regard will be achieved, based on management's discussions with its lender the Company believes the Credit Line will be extended beyond December 31, 2001.


As of December 31, 1999 and 2000 the fair value of the Company's debt obligations approximated carrying value.

Long-term debt consists of the following (in thousands):


                                                                                     MARCH 31,
                                                                 DECEMBER 31,             2001
                                                               1999       2000     (UNAUDITED)
----------------------------------------------------------------------------------------------
Fleet loan..................................................  $31,597   $ 27,404    $ 26,259
Reel system loan............................................    2,253      1,537       1,263
Credit line.................................................    3,329      3,436       7,211
Other debt (Note 12)........................................    1,524      1,978       1,849
                                                              -------   --------    --------
         Total debt.........................................   38,703     34,355      36,582
         Less current portion...............................   (9,181)   (10,398)    (14,242)
                                                              -------   --------    --------
         Total long-term debt...............................  $29,522   $ 23,957    $ 22,340
                                                              =======   ========    ========


Scheduled maturities of the Company's debt obligations totaled $10.4 million for 2001, $6.2 million for 2002, $6.1 million for 2003, $6.8 million for 2004 and $4.9 million for 2005.

As of December 31, 1999 and 2000, the Company was not in compliance with certain of the financial covenants under its debt agreements. However, the Company has obtained waivers from its lenders on these matters through January 1, 2002, and as discussed above, the Company is also negotiating to extend the maturity date of the Credit Line beyond December 2001.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


8. INCOME TAXES:
The Company has elected to be taxed as a flow-through entity under the Internal Revenue Code. Therefore, income taxes related to the operations of the Company are recognized directly at the individual taxpayer level, and the Company recognizes no federal or state income tax. However, the Company is subject to a certain "built-in" gains tax for the difference between the fair value and the tax reporting basis of assets at the date of election, if such assets are sold (and a gain is recognized) prior to 2007. During 1998 and 1999, the Company recognized such taxes related to gains from the sale of certain assets. The Company currently has no plans to dispose of any additional assets that would be subject to the "built-in" gains tax.

Income tax expense consisted of the following (in thousands):

                                                                YEARS ENDED DECEMBER 31,
                                                                   1998     1999     2000
-----------------------------------------------------------------------------------------
Current tax expense.........................................     $ (43)    $ (4)    $ --
Deferred tax expense........................................        --       --       --
                                                                 -----     ----     ----
                                                                 $ (43)    $ (4)    $ --
                                                                 =====     ====     ====

Reconciliations of the differences between income taxes from operations computed at the federal statutory tax rate and income taxes recorded follow (in thousands):

                                                               YEARS ENDED DECEMBER 31,
                                                                 1998      1999      2000
-----------------------------------------------------------------------------------------
Income tax benefit (expense) computed at the federal
  statutory tax rate........................................  $(3,133)  $ 3,697   $   552
  (Increase) decrease attributable to:
    Non-taxable income due to change in tax status..........    3,133    (3,697)     (552)
    Other...................................................      (43)       (4)       --
                                                              -------   -------   -------
Income tax expense..........................................  $   (43)  $    (4)  $    --
                                                              =======   =======   =======


If the Company was subject to income taxes as a taxable C Corporation under the Internal Revenue Code, net deferred tax liabilities of approximately $7.1 million would have been recorded as of December 31, 1999 and 2000. If the Company had consummated the Public Offering (Note 1) as of March 31, 2001, its proposed successor, Torch Offshore, Inc., would have recorded a net deferred tax liability of approximately $2.8 million (pro forma, unaudited) as of that date.


9. RELATED PARTY TRANSACTIONS:
The Company purchases catering services for the galleys of some of its boats and barges from a company owned by Mrs. Stockstill and her relatives. Purchases for 1998, 1999 and 2000 totaled $178,000, $8,000 and zero, respectively.

The Company also purchased fuel from a company owned by Mrs. Stockstill and her relatives. Purchases for 2000 totaled $282,000.

10. SIGNIFICANT CUSTOMERS:
Approximately 24% and 27% of the Company's revenues were derived from two customers during 1999 and 2000, with 30% of the Company's revenues derived from three customers during 1998.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


11. SEVERANCE AND REORGANIZATIONAL COSTS:
During 1999, the Company consolidated its corporate and operations offices. As part of this process, the Company incurred certain one-time employee severance, office closure and relocation costs totaling approximately $0.2 million. In addition, because of this consolidation process, the Company recognized an approximately $1.5 million charge during 1999 for the termination agreement associated with one employee (Note 12). The Company also recorded a $0.5 million charge in 2000 primarily associated with the termination of another employee (Note 12). These severance and reorganization costs have been reflected in the caption "Other Operating Income/Expense" in the Statements of Operations.

12. COMMITMENTS AND CONTINGENCIES:

EMPLOYMENT AGREEMENTS
The Company had an employment agreement with an employee, calling for an annual base salary of $150,000 and profit sharing based on 1.5% of net income in excess of $1.4 million. The profit sharing portion of this arrangement totaled $127,000 for 1998 and zero for 1999. In 1996, this employee also was granted a ten-year option to purchase 101,053 shares of the Company's common stock with an exercise price of $1.98 per share. Upon granting the option, the Company recorded deferred compensation of $237,500, representing the difference between the exercise price and the fair value of the Company's common stock at the date of grant, which was recognized in earnings as the options became exercisable. In mid-1999, the Company entered into a termination agreement with this employee, canceling the employment agreement and the options. The termination agreement called for installment payments totaling $1.5 million, subject to certain accelerations. The Company believes that the former employee breached certain provisions of this agreement and is contesting payment of the remaining $1,464,000 (included in "other debt"). A lawsuit has been filed by both parties in this matter.

In January 1998, the Company entered into an employment agreement with an employee, calling for an annual base salary of $225,000 and profit sharing based on .75% of net income in excess of $1.4 million. The profit sharing portion of this arrangement totaled $58,000 for 1998 and zero for 1999 and 2000. The Company also granted a ten-year option to this employee to purchase 19,934 shares of the Company's common stock with an exercise price of $18.05 per share. This option vested over a five-year period, with twenty percent option allotments becoming exercisable each anniversary. An additional "fair market value" grant of options to purchase 81,659 shares of the Company's common stock was made to this employee in July 1998, with an exercise price of $39.06 per share, vesting in equal one-eighth increments on each anniversary date thereafter. The exercise prices of the respective options equaled or exceeded management's estimate of the fair value of the Company's stock at the dates of grant. In late 2000, the Company entered into a termination agreement with this employee, canceling the employment agreement and the options. The termination agreement calls for payments totaling approximately $280,000, with an additional $100,000 payable upon closing of the Public Offering (both accrued as of December 31, 2000).

The Company has other employment agreements with six key employees expiring on December 31, 2002, which include severance benefits equal to six months salary for those individuals. Additionally, in connection with the Public Offering the Company expects to adopt a new management incentive plan to provide employees an opportunity to participate in certain stock and cash based performance award programs.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


LEASE COMMITMENTS
The Company's obligations under non-cancellable operating lease commitments as of December 31, 2000, totaled $2.7 million for 2001, $2.9 million for 2002, $3.1 million for 2003, $3.1 for 2004, $0.7 million for 2005 and zero thereafter. The majority of the obligation relates to the Company taking delivery of a deepwater technology vessel under a five-year charter agreement (the charter amount includes the marine crew, maintenance and repairs, drydock costs, and certain insurance coverages), with certain early termination options. At the end of the five-year initial term, the Company has the option of returning the vessel, exercising an additional two-year leasing option, or purchasing the vessel for a fixed price which approximated the Company's estimate of fair value upon executing the lease.

CONTINGENCIES
Because of the nature of its business, the Company is subject to various claims. The Company has engaged legal counsel to assist in defending all legal matters, and management intends to vigorously defend all claims. The Company does not believe, based on all available information, that the outcome of these matters will have a material effect on its financial position or results of operations.

13. STOCKHOLDERS EQUITY:
The Company sponsors a long-term incentive plan under which approximately 400,000 shares of the Company's common stock are authorized to be granted to employees and affiliates in the form of stock options, restricted stock, performance based stock, phantom stock or stock appreciation rights. The only options outstanding during the periods presented in the accompanying financial statements are those which are discussed in Note 12.

The Company has adopted the disclosure only provisions of SFAS No. 123 and continues to apply Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for its stock-based compensation plan. Under SFAS No. 123 compensation methods, the Company's stock based compensation cost would have increased by $143,000 ($0.07 per share), $158,000 ($0.08 per share) and $145,000 ($0.08 per share) for 1998, 1999 and 2000, respectively. For the pro forma computation, the fair value of the stock option grant was estimated using the Black-Scholes option-pricing model. The weighted-average fair value of the 1998 stock option grants was $11.45 per share, calculated using a risk-free interest rate of 5.6%, expected volatility of 37%, an expected life of ten years and no annual dividend. The fair value of the 1996 stock option grant was $3.40 per share, calculated using a risk-free interest rate of 6.5%, expected volatility of 37%, an expected life of ten years and no annual dividend.

Under the terms of the Company's loan agreements, dividend distributions to common stockholders are limited to those which are required to reimburse the income tax obligation that results from the Company's operations as a Subchapter S corporation.

14. EMPLOYEE BENEFIT PLAN:
The Company has a 401-K defined contribution plan whereby eligible employees are allowed to contribute on a tax deferred basis up to 15% of their compensation (subject to certain limitations) for investment within the plan. Earnings from the plan accumulate to the benefit of the employees on a tax deferred basis. The Company matches employee contributions limited to 6% of the respective employees' compensation. Plan participants vest in the Company's matching contributions over a five-year period. The amount contributed to the plan by the Company totaled $215,000 for 1998, $298,000 for 1999 and $341,000 for 2000.

--------------------------------------------------------------------------------

TORCH OFFSHORE, L.L.C.
--------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS (Continued)


15. PRO FORMA BALANCE SHEET AND INCOME STATEMENT DATA (UNAUDITED):
Concurrently with the closing of the Public Offering, Torch Offshore, Inc. will recognize a net deferred tax liability calculated at applicable federal and state income tax rates.


The pro forma balance sheet of the Company as of March 31, 2001 reflects a net deferred income tax liability of approximately $2.8 million resulting from the assumed change in tax payer status and a reclassification of historical retained earnings as additional paid-in-capital of approximately $6.7 million. Additionally, as discussed in Note 1, in connection with the Public Offering, Lime Rock will contribute its preferred membership interests in Torch Offshore to Torch Offshore, Inc. in exchange for common shares of Torch Offshore, Inc. Therefore, the March 31, 2001 pro forma balance sheet reflects the reclassification of the Company's $4.7 million of mandatorily redeemable preferred units to additional paid-in-capital. Lime Rock will receive certain registration rights related to the common stock it receives in exchange for its contributed preferred membership interests.


Pro forma net income (loss) consists of the Company's historical earnings as an S Corporation/limited liability company, adjusted for income taxes that would have been recorded had the Company operated as a C Corporation. This amount is divided by the weighted average common shares and common share equivalents outstanding to derive pro forma net income (loss) per share amounts.

16. QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                    FISCAL YEAR 1999 QUARTERS
(in thousands, except per share data)                          FIRST     SECOND      THIRD     FOURTH
-----------------------------------------------------------------------------------------------------
Revenues...................................................  $ 5,887    $ 3,570    $ 6,749    $ 5,046
Operating Income (Loss)....................................     (510)    (3,475)    (1,470)    (3,020)
Loss Before Extraordinary Item.............................     (812)    (3,728)    (1,829)    (3,523)
Net Loss...................................................     (812)    (3,728)    (2,505)    (3,523)
Basic and Diluted Loss Per Share Before
  Extraordinary Item.......................................    (0.42)     (1.94)     (0.95)     (1.84)
Basic and Diluted Loss Per Share...........................    (0.42)     (1.94)     (1.30)     (1.84)

                                                                    FISCAL YEAR 2000 QUARTERS
                                                               FIRST     SECOND      THIRD     FOURTH
-----------------------------------------------------------------------------------------------------
Revenues...................................................  $ 6,661    $11,014    $12,715    $15,815
Operating Income (Loss)....................................   (1,231)       359        610      2,802
Net Income (Loss)..........................................   (2,170)      (640)      (333)     1,870
Net Income (Loss) Attributable to Common Stockholders......   (2,170)      (716)      (447)     1,755
Basic Earnings (Loss) Per Share............................    (1.13)     (0.37)     (0.23)      0.91
Diluted Earnings (Loss) Per Share..........................    (1.13)     (0.37)     (0.23)      0.87

17. SUBSEQUENT EVENT:
On April 10, 2001, the United States Bankruptcy Court for the Southern District of Texas, Houston Division, approved an agreement that provides the Company the option to purchase an additional pipelay/bury vessel (the BH-400) for a purchase price of $9,450,000. The option period extends through July 31, 2001. As consideration for the option, the Company is required to pay $100,000 on May 1, 2001. The Company will be required to pay $100,000 on each of June 1, 2001 and July 1, 2001, unless it exercises the option prior to these dates, to maintain its purchase right under the agreement. The Company intends to exercise the option in the event that adequate proceeds are realized from the Public Offering (Note 1) to fund the purchase of the BH-400.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board
of Directors of Torch Offshore, Inc.:

We have audited the accompanying balance sheet of Torch Offshore, Inc. as of January 19, 2001. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Torch Offshore, Inc. as of January 19, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
January 19, 2001

--------------------------------------------------------------------------------

TORCH OFFSHORE, INC.
--------------------------------------------------------------------------------


BALANCE SHEETS





                                                                                MARCH 31,
                                                               JANUARY 19,        2001
                                                                  2001         (UNAUDITED)
                                                              -------------    -----------
ASSETS

  Cash......................................................     $1,000          $1,000
                                                                 ------          ------
         Total assets.......................................     $1,000          $1,000
                                                                 ======          ======

LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities...............................................     $   --          $   --
  Stockholders' Equity:
    Common shares, par value $0.01 per share, 100,000,000
     shares authorized, 1,000 shares issued and
     outstanding............................................         10              10
    Additional paid-in-capital..............................        990             990
                                                                 ------          ------
         Total stockholders' equity.........................      1,000           1,000
                                                                 ------          ------
         Total liabilities and stockholders' equity.........     $1,000          $1,000
                                                                 ======          ======



NOTE TO BALANCE SHEETS


On January 10, 2001, Torch, Inc. formed Torch Offshore, Inc. to own and operate the operations of Torch Offshore, L.L.C. At inception, Torch Offshore, Inc. issued 1,000 shares of its $0.01 par value common stock to Torch, Inc. for $1,000. On January 15, 2001, Torch, Inc., Riverside Investments LLC and Friends of Lime Rock LP entered into a contribution agreement pursuant to which each entity will contribute its membership interest in Torch Offshore, L.L.C. to Torch Offshore, Inc. concurrently with the initial public offering of the common stock of Torch Offshore, Inc.

In addition to its common stock, Torch Offshore, Inc. has 10,000,000 shares of preferred stock (par value $0.01 per share) authorized, none of which are issued or outstanding.


As of March 31, 2001, Torch Offshore, Inc. has not yet commenced independent operations, therefore no accompanying statements of operations or cash flows for the interim period ended March 31, 2001 have been included.


--------------------------------------------------------------------------------

                                  [TORCH LOGO]

--------------------------------------------------------------------------------

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Torch Offshore, Inc. (the "Company") in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

Securities and Exchange Committee registration fee..........  $   21,563
NASD filing fee.............................................       8,625
Nasdaq National Market listing fee..........................      75,625
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     125,000
Blue Sky fees and expenses (including legal fees)...........      25,000
Printing expenses...........................................     175,000
Transfer Agent fees.........................................      20,000
Miscellaneous...............................................      49,187
                                                              ----------
          Total.............................................  $1,100,000
                                                              ==========

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Company is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such

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expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The Company's Certificate of Incorporation and Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the DGCL. The underwriting agreement also provides for the indemnification of the directors and officers in certain circumstances. The Company has also entered into indemnification agreements with each of its directors and executive officers.

The Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists as of the date of the Certificate of Incorporation or as such provision may be thereafter amended, supplemented or replaced or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
The Company has not sold any securities, registered or otherwise, within the past three years, except for the shares issued in connection with the formation of the Company on January 11, 2001 in an offering exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


NUMBER                           DESCRIPTION
---------------------------------------------------------------------
 1.1*    Form of Underwriting Agreement
 3.1+    Certificate of Incorporation
 3.2+    Bylaws
 3.3*    Certificate of Amendment to Certificate of Incorporation
 4.1     Form of specimen common stock certificate
 4.2+    Form of Registration Rights Agreement among the Company and the stockholders named therein
 5.1     Opinion of Baker Botts L.L.P.
10.1+    Contribution Agreement dated January 15, 2001 among Torch,
         Inc., Friends of Lime Rock LP, Riverside Investments LLC and
         Torch Offshore, Inc.
10.2     Torch Offshore, Inc. 2001 Long-Term Incentive Plan
10.3+    Employment Agreement between Torch Offshore, Inc. and Willie
         J. Bergeron, Jr., dated January 15, 2001
10.4+    Employment Agreement between Torch Offshore, Inc. and
         William J. Blackwell, dated January 15, 2001
10.5+    Employment Agreement between Torch Offshore, Inc. and
         Vincent Lecarme, dated January 15, 2001
10.6+    Employment Agreement between Torch Offshore, Inc. and James
         J. Mermis, dated January 15, 2001
10.7+    Employment Agreement between Torch Offshore, Inc. and Eric
         N. Smith, dated January 15, 2001
10.8+    Employment Agreement between Torch Offshore, Inc. and E. T.
         Robinson III, dated January 15, 2001


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
PART II
--------------------------------------------------------------------------------


NUMBER                           DESCRIPTION
---------------------------------------------------------------------
10.9+    Form of Indemnification Agreement
10.10    Vessel Construction Contract by and between Bender
         Shipbuilding & Repair Co., Inc. and Torch Deepwater Inc.,
         dated March 30, 2000, as amended
10.11*   Working Capital Line of Credit Agreement between Regions
         Bank and Torch Offshore, L.L.C., as Borrower, dated May 11,
         2001
10.12+   Pipelay Services Contract between Union Oil Company of
         California and Torch, Inc., a Louisiana corporation, dated
         January 4, 2001
10.13+   Co-operation Agreement between Sonsub Inc., a Delaware
         corporation, and Torch, Inc., a Louisiana corporation, dated
         March 17, 2000
10.14+   Agreement between Torch, Inc. and SAS Gouda B.V, dated March
         18, 1998
10.15+   Option to Purchase between Robbye Waldron, as trustee of the
         Chapter 7 bankruptcy estate of HBH, Inc. and Torch Offshore
         L.L.C., dated March 2, 2001
21.1+    List of subsidiaries of the Company
23.1     Consent of Arthur Andersen LLP
23.5     Consent of Baker Botts L.L.P. (contained in Exhibit 5.1
         hereto)
24.1+    Powers of Attorney.


 *  To be filed by amendment.

 +  Previously filed.

(b) FINANCIAL STATEMENT SCHEDULES

All schedules are omitted because the information is inapplicable or is contained in the Financial Statements or Notes.

ITEM 17. UNDERTAKINGS
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned Company hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

--------------------------------------------------------------------------------

PART II
--------------------------------------------------------------------------------

SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gretna, State of Louisiana, on the 14th day of May, 2001.


                                          TORCH OFFSHORE, INC.

                                          By: /s/ LYLE G. STOCKSTILL
                                            ------------------------------------
                                          Name: Lyle G. Stockstill
                                          Title:  Chairman of the Board and
                                          Chief
                                              Executive Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                       SIGNATURE                                    TITLE                  DATE
                       ---------                                    -----                  ----
/s/ LYLE G. STOCKSTILL                                    Chairman of the Board and       May 14, 2001
--------------------------------------------------------  Chief Executive Officer
Lyle G. Stockstill                                        (Principal Executive
                                                          Officer)

/s/ WILLIAM J. BLACKWELL                                  Chief Financial Officer         May 14, 2001
--------------------------------------------------------  and Director (Principal
William J. Blackwell                                      Financial and Accounting
                                                          Officer)

/s/ LANA J. HINGLE STOCKSTILL*                            Senior Vice President --        May 14, 2001
--------------------------------------------------------  Administration and
Lana J. Hingle Stockstill                                 Director

/s/ ERIC N. SMITH*                                        Executive Vice President        May 14, 2001
--------------------------------------------------------
Eric N. Smith

/s/ CURTIS LEMONS*                                        Director                        May 14, 2001
--------------------------------------------------------
Curtis Lemons

/s/ JOHN REYNOLDS*                                        Director                        May 14, 2001
--------------------------------------------------------
John Reynolds

/s/ KEN WALLACE*                                          Director                        May 14, 2001
--------------------------------------------------------
Ken Wallace


*By: /s/ WILLIAM J. BLACKWELL
     --------------------------------------------------------
     William J. Blackwell
     Attorney-in-Fact

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Index to Exhibits


NUMBER                           DESCRIPTION
---------------------------------------------------------------------
 1.1*    Form of Underwriting Agreement
 3.1+    Certificate of Incorporation
 3.2+    Bylaws
 3.3*    Certificate of Amendment to Certificate of Incorporation
 4.1     Form of specimen common stock certificate
 4.2+    Form of Registration Rights Agreement among the Company and the stockholders named therein
 5.1     Opinion of Baker Botts L.L.P.
10.1+    Contribution Agreement dated January 15, 2001 among Torch,
         Inc., Friends of Lime Rock LP, Riverside Investments LLC and
         Torch Offshore, Inc.
10.2     Torch Offshore, Inc. 2001 Long-Term Incentive Plan
10.3+    Employment Agreement between Torch Offshore, Inc. and Willie
         J. Bergeron, Jr., dated January 15, 2001
10.4+    Employment Agreement between Torch Offshore, Inc. and
         William J. Blackwell, dated January 15, 2001
10.5+    Employment Agreement between Torch Offshore, Inc. and
         Vincent Lecarme, dated January 15, 2001
10.6+    Employment Agreement between Torch Offshore, Inc. and James
         J. Mermis, dated January 15, 2001
10.7+    Employment Agreement between Torch Offshore, Inc. and Eric
         N. Smith, dated January 15, 2001
10.8+    Employment Agreement between Torch Offshore, Inc. and E. T.
         Robinson III, dated January 15, 2001
10.9+    Form of Indemnification Agreement
10.10    Vessel Construction Contract by and between Bender
         Shipbuilding & Repair Co., Inc. and Torch Deepwater Inc.,
         dated March 30, 2000, as amended
10.11*   Working Capital Line of Credit Agreement between Regions
         Bank and Torch Offshore, L.L.C., as Borrower, dated May 11,
         2001
10.12+   Pipelay Services Contract between Union Oil Company of
         California and Torch, Inc., a Louisiana corporation, dated
         January 4, 2001
10.13+   Co-operation Agreement between Sonsub Inc., a Delaware
         corporation, and Torch, Inc., a Louisiana corporation, dated
         March 17, 2000
10.14+   Agreement between Torch, Inc. and SAS Gouda B.V, dated March
         18, 1998
10.15+   Option to Purchase between Robbye Waldron, as trustee of the
         Chapter 7 bankruptcy estate of HBH, Inc. and Torch Offshore
         L.L.C., dated March 2, 2001
21.1+    List of subsidiaries of the Company
23.1     Consent of Arthur Andersen LLP
23.5     Consent of Baker Botts L.L.P. (contained in Exhibit 5.1
         hereto)
24.1+    Powers of Attorney.


 *  To be filed by amendment.

 +  Previously filed.

     ---------------------------------------------------------------------------